Interim Financial Information

September 30, 2020

(A free translation of the original in Portuguese)

INDEX

STATEMENT OF FINANCIAL POSITION	4
STATEMENT OF INCOME (LOSS)	5
STATEMENT OF COMPREHENSIVE INCOME (LOSS)	6
STATEMENT OF CHANGES IN EQUITY	7
STATEMENT OF CASH FLOWS	8
STATEMENT OF VALUE ADDED	9
MANAGEMENT REPORT	10
1. COMPANY’S OPERATIONS	37
2. BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL STATEMENTS	42
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	42
4. CASH AND CASH EQUIVALENTS	43
5. MARKETABLE SECURITIES	44
6. TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES	44
7. INVENTORIES	46
8. BIOLOGICAL ASSETS	47
9. RECOVERABLE TAXES	49
10. INCOME AND SOCIAL CONTRIBUTION TAXES	51
11. JUDICIAL DEPOSITS	53
12. INVESTMENTS	54
13. PROPERTY, PLANT AND EQUIPMENT, NET	55
14. INTANGIBLE ASSETS	57
15. LOANS AND BORROWINGS	59
16. TRADE ACCOUNTS PAYABLE	63
17. SUPPLY CHAIN FINANCE	63
18. LEASES	64
19. SHARE-BASED PAYMENT	67
20. EMPLOYEES BENEFITS PLANS	68
21. PROVISION FOR TAX, CIVIL, LABOR AND OTHER RISKS	69
22. EQUITY	70
23. EARNINGS (LOSS) PER SHARE	71
24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	72
25. SEGMENT INFORMATION	83
26. NET SALES	86
27. OTHER OPERATING INCOME (EXPENSES), NET	86
28. FINANCIAL INCOME (EXPENSES), NET	87
29. STATEMENT OF INCOME BY NATURE	87
30. RELATED PARTIES – PARENT COMPANY	88
BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	2

31. COMMITMENTS	91
32. TRANSACTIONS THAT DO NOT INVOLVE CASH	91
33. EVENTS AFTER THE REPORTING DATE	91
34. APPROVAL OF THE INTERIM FINANCIAL INFORMATION	93
COMENTARY ABOUT THE COMPANY PROJECTIONS BEHAVIOUR	94
BREAKDOWN OF THE CAPITAL BY OWNER (NOT REVIEWED)	94
INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION	95
OPINION OF THE AUDIT AND INTEGRITY COMMITTEE	96
STATEMENT OF EXECUTIVE BOARD ON THE INTERIM FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT	97

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	3

(in thousands of Brazilian Reais)

STATEMENT OF FINANCIAL POSITION

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	09.30.20	12.31.19	09.30.20	12.31.19	LIABILITIES	Note	09.30.20	12.31.19	09.30.20	12.31.19
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	4,501,817	1,368,980	11,398,587	4,237,785	Loans and borrowings	15	4,276,437	3,033,034	4,398,427	3,132,029
Marketable securities	5	311,048	396,994	313,091	418,182	Trade accounts payable	16	7,288,352	5,270,762	8,098,659	5,784,419
Trade and other receivables	6	6,497,572	6,153,937	2,894,853	3,090,691	Supply chain finance	17	1,121,372	842,037	1,121,372	842,037
Inventories	7	4,686,542	2,786,147	6,336,613	3,887,916	Lease liability	18	252,672	313,058	326,143	376,628
Biological assets	8	1,829,790	1,545,127	1,903,441	1,603,039	Payroll, related charges and employee profit sharing		1,044,425	754,032	1,089,380	825,254
Recoverable taxes	9	276,921	274,480	343,936	473,732	Tax payable		238,152	268,193	362,437	517,208
Recoverable income tax and social contribution	9	25,281	40,291	59,896	152,486	Derivative financial instruments	24	783,613	151,722	793,361	153,612
Derivative financial instruments	24	148,376	193,740	153,421	195,324	Provision for tax, civil and labor risks	21	1,067,456	1,081,103	1,071,964	1,084,308
Restricted cash		1	296,294	1	296,294	Employee benefits	20	87,996	87,996	97,596	95,919
Assets held for sale		15,637	16,671	35,659	99,245	Advances from related parties	30	8,868,203	5,364,164	-	-
Other current assets		364,104	495,743	495,714	590,733	Other current liabilities		249,885	329,166	752,965	512,591
Total current assets		18,657,089	13,568,404	23,935,212	15,045,427	Total current liabilities		25,278,563	17,495,267	18,112,304	13,324,005

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	18,535,617	13,395,970	21,616,002	15,488,250
Marketable securities	5	14,995	14,891	382,283	307,352	Trade accounts payable	16	6,402	12,347	6,402	12,347
Trade and other receivables	6	57,228	71,029	57,244	71,029	Lease liability	18	1,907,641	1,939,494	2,072,500	2,054,552
Recoverable taxes	9	5,253,866	5,167,016	5,253,842	5,169,547	Tax payable		176,808	190,257	176,808	190,257
Recoverable income tax and social contribution	9	55,025	264,428	61,637	269,263	Provision for tax, civil and labor risks	21	742,872	709,760	743,202	710,061
Deferred income taxes	10	1,983,517	1,808,494	1,999,083	1,845,862	Deferred income tax	10	-	-	129,212	85,310
Judicial deposits	11	565,287	575,681	565,364	575,750	Liabilities with related parties	30	41,039	960,056	-	-
Biological assets	8	1,097,795	1,016,642	1,169,365	1,081,025	Employee benefits	20	550,203	506,791	675,625	593,555
Receivables from related parties	30	339	234	-	-	Derivative financial instruments	24	21,354	3	21,354	3
Derivative financial instruments	24	223	49,991	223	49,991	Other non-current liabilities		279,674	482,109	286,972	1,093,942
Restricted cash		24,297	-	24,297	-
Other non-current assets		72,250	78,516	76,975	85,537
Total long-term receivables		9,124,822	9,046,922	9,590,313	9,455,356	Total non-current liabilities		22,261,610	18,196,787	25,728,077	20,228,277

						EQUITY	22
						Capital		12,460,471	12,460,471	12,460,471	12,460,471
						Capital reserves		140,626	192,845	140,626	192,845
Investments	12	12,599,699	6,499,517	18,730	14,880	Accumulated losses		(3,522,245)	(3,996,985)	(3,522,245)	(3,996,985)
Property, plant and equipment, net	13	11,046,571	11,333,302	12,227,225	12,276,889	Treasury shares		(123,938)	(38,239)	(123,938)	(38,239)
Intangible assets	14	3,198,924	3,139,532	5,410,770	4,908,079	Other comprehensive loss		(1,867,982)	(722,469)	(1,867,982)	(722,469)
						Attributable to controlling shareholders		7,086,932	7,895,623	7,086,932	7,895,623
						Non-controlling interests		-	-	254,937	252,726
Total non-current assets		35,970,016	30,019,273	27,247,038	26,655,204	Total equity		7,086,932	7,895,623	7,341,869	8,148,349

TOTAL ASSETS		54,627,105	43,587,677	51,182,250	41,700,631	TOTAL LIABILITIES AND EQUITY		54,627,105	43,587,677	51,182,250	41,700,631

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	4

(in thousands of Brazilian Reais)

STATEMENT OF INCOME (LOSS)

		Parent company				Consolidated
			2020		2019		2020		2019
	Note	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
CONTINUING OPERATIONS
NET SALES	26	8,204,499	22,716,953	7,281,753	20,725,547	9,942,591	27,995,582	8,459,486	24,156,745
Cost of sales	29	(6,621,317)	(18,633,112)	(5,711,393)	(16,631,063)	(7,598,133)	(21,419,255)	(6,363,893)	(18,452,433)
GROSS PROFIT		1,583,182	4,083,841	1,570,360	4,094,484	2,344,458	6,576,327	2,095,593	5,704,312
OPERATING INCOME (EXPENSES)
Selling expenses	29	(1,059,722)	(3,150,070)	(988,092)	(2,876,028)	(1,366,469)	(4,011,692)	(1,160,295)	(3,552,367)
General and administrative expenses	29	(150,800)	(360,690)	(95,085)	(272,518)	(217,348)	(550,373)	(141,729)	(419,115)
Impairment loss on trade receivables	6	2,228	(6,850)	(12,576)	(20,149)	(3,371)	(15,126)	(16,238)	(20,036)
Other operating income (expenses), net	27	1,249	(82,861)	285,834	461,350	(13,193)	(113,193)	289,347	443,148
Income (loss) from associates and joint ventures	12	1,118,703	7,192,215	1,125,694	1,475,732	-	-	(712)	(1,737)
INCOME BEFORE FINANCIAL RESULTS AND INCOME TAXES		1,494,840	7,675,585	1,886,135	2,862,871	744,077	1,885,943	1,065,966	2,154,205
Financial expenses	28	(749,766)	(1,942,389)	(777,125)	(2,271,776)	(591,666)	(1,327,579)	(866,442)	(2,417,718)
Financial income	28	59,604	232,713	612,077	1,152,627	72,702	267,413	634,073	1,194,802
Foreign exchange and monetary variations	28	(544,720)	(5,396,236)	(931,048)	(1,006,398)	82,545	(173,025)	(24,320)	(101,360)
INCOME BEFORE TAXES		259,958	569,673	790,039	737,324	307,658	652,752	809,277	829,929
Income taxes	10	(43,167)	(94,933)	(354,931)	(226,385)	(88,949)	(165,146)	(363,672)	(306,579)
INCOME FROM CONTINUING OPERATIONS		216,791	474,740	435,108	510,939	218,709	487,606	445,605	523,350
DISCONTINUED OPERATIONS

LOSS FROM DISCONTINUED OPERATIONS		-	-	(141,201)	(895,142)	-	-	(141,201)	(906,323)
INCOME (LOSS) FOR THE PERIOD		216,791	474,740	293,907	(384,203)	218,709	487,606	304,404	(382,973)

Net Income from Continuing Operation Attributable to
Controlling shareholders		216,791	474,740	435,108	510,939	216,791	474,740	435,108	510,939
Non-controlling interest		-	-	-	-	1,918	12,866	10,497	12,411
		216,791	474,740	435,108	510,939	218,709	487,606	445,605	523,350

Net Loss From Discontinued Operation Attributable to
Controlling shareholders		-	-	(141,201)	(895,142)	-	-	(141,201)	(895,142)
Non-controlling interest		-	-	-	-	-	-	-	(11,181)
		-	-	(141,201)	(895,142)	-	-	(141,201)	(906,323)

INCOME PER SHARE FROM CONTINUING OPERATIONS
Weighted average shares outstanding - basic						807,406,368	809,583,921	811,536,857	811,464,814
Income per share - basic	23					0.27	0.59	0.54	0.63
Weighted average shares outstanding - diluted						807,464,700	809,642,253	811,536,857	811,464,814
Income per share - diluted	23					0.27	0.59	0.54	0.63

LOSSES PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic						807,406,368	809,583,921	811,440,470	811,428,248
Losses per share - basic	23					-	-	(0.17)	(1.10)
Weighted average shares outstanding - diluted						807,406,368	809,583,921	811,440,470	811,428,248
Losses per share - diluted	23					-	-	(0.17)	(1.10)

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	5

(in thousands of Brazilian Reais)

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

		Parent company				Consolidated
			2020		2019		2020		2019
	Note	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Income (loss) for the period		216,791	474,740	293,907	(384,203)	218,709	487,606	304,404	(382,973)
Other comprehensive income (loss)
Gain (loss) on foreign currency translation of foreign operations		(91,751)	(240,273)	(6,286)	652,881	(90,273)	(195,970)	15,033	632,869
Loss on net investment hedge		(43,428)	(385,539)	(98,755)	(98,755)	(43,428)	(385,539)	(98,755)	(98,755)
Gain (loss) on cash flow hedge	24	197,296	(544,187)	(252,256)	(156,972)	197,296	(544,187)	(252,287)	(157,003)
Gain on debt investments measured at FVTOCI (1)	5	348	178	189	1,757	348	178	189	1,757
Net other comprehensive income (loss),to be reclassified to the statement of income in subsequent periods		62,465	(1,169,821)	(357,108)	398,911	63,943	(1,125,518)	(335,820)	378,868
Gain (loss) on equity investments measured at FVTOCI (1)	5	(924)	4,079	22,431	102,745	(924)	4,079	22,431	102,745
Actuarial gains on pension and post-employment plans	20	7,194	20,229	4,805	10,116	7,170	20,134	4,822	9,778
Net other comprehensive income, with no impact into subsequent statement of income		6,270	24,308	27,236	112,861	6,246	24,213	27,253	112,523
Total comprehensive income (loss), net of taxes		285,526	(670,773)	(35,965)	127,569	288,898	(613,699)	(4,163)	108,418
Attributable to
Controlling shareholders		285,526	(670,773)	(35,965)	127,569	285,526	(670,773)	(35,965)	127,569
Non-controlling interest		-	-	-	-	3,372	57,074	31,802	(19,151)
		285,526	(670,773)	(35,965)	127,569	288,898	(613,699)	(4,163)	108,418

(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of tax and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	6

(in thousands of Brazilian Reais)

STATEMENT OF CHANGES IN EQUITY

	Attributed to controlling shareholders
				Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Accumulated foreign currency translation adjustments	Marketable securities at FVTOCI	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2018	12,460,471	115,354	(56,676)	(752,815)	(98,451)	(396,165)	(28,088)	(4,279,003)	6,964,627	567,150	7,531,777
Adoption of IFRS 16	-	-	-	-	-	-	-	6,287	6,287	-	6,287
Comprehensive income (loss) (1)
Gain (loss) on foreign currency translation of foreign operations	-	-	-	626,254	-	-	-	-	626,254	(30,666)	595,588
Loss on net investment hedge	-	-	-	(66,818)	-	-	-	-	(66,818)	-	(66,818)
Gains on marketable securities measured at FVTOCI (2)	-	-	-	-	102,905	-	-	-	102,905	-	102,905
Unrealized gains in cash flow hedge	-	-	-	-	-	39,444	-	-	39,444	-	39,444
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	(148,735)	-	(148,735)	(1,786)	(150,521)
Income (loss) for the year	-	-	-	-	-	-	-	297,612	297,612	(160)	297,452
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	559,436	102,905	39,444	(148,735)	297,612	850,662	(32,612)	818,050
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-	-	(52,493)	(52,493)	-	(52,493)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	30,612	30,612	-	30,612
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(4,988)	(4,988)
Share-based payments	-	(6,861)	18,437	-	-	-	-	-	11,576	-	11,576
Acquisition (sale) of non-controlling interests	-	84,352	-	-	-	-	-	-	84,352	(276,824)	(192,472)
BALANCES AT DECEMBER 31, 2019	12,460,471	192,845	(38,239)	(193,379)	4,454	(356,721)	(176,823)	(3,996,985)	7,895,623	252,726	8,148,349
Comprehensive income (loss) (1)
Gain (loss) on foreign currency translation of foreign operations	-	-	-	(240,273)	-	-	-	-	(240,273)	44,303	(195,970)
Loss on net investment hedge	-	-	-	(385,539)	-	-	-	-	(385,539)	-	(385,539)
Gains on marketable securities measured at FVTOCI (2)	-	-	-	-	4,257	-	-	-	4,257	-	4,257
Unrealized losses in cash flow hedge	-	-	-	-	-	(544,187)	-	-	(544,187)	-	(544,187)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	20,229	-	20,229	(95)	20,134
Income for the period	-	-	-	-	-	-	-	474,740	474,740	12,866	487,606
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	(625,812)	4,257	(544,187)	20,229	474,740	(670,773)	57,074	(613,699)
Share-based payments	-	(1,274)	20,371	-	-	-	-	-	19,097	-	19,097
Acquisition (sale) of non-controlling interests (3)	-	(50,945)	-	-	-	-	-	-	(50,945)	(54,863)	(105,808)
Acquisition of treasury shares	-	-	(106,070)	-	-	-	-	-	(106,070)	-	(106,070)
BALANCES AT SEPTEMBER 30, 2020	12,460,471	140,626	(123,938)	(819,191)	8,711	(900,908)	(156,594)	(3,522,245)	7,086,932	254,937	7,341,869

(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.
(3)	Acquisition of remaining participation in the subsidiary Al Wafi (note 1.1).

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	7

(in thousands of Brazilian Reais)

STATEMENT OF CASH FLOWS

	Parent company		Consolidated
	2020	2019	2020	2019
	Jan - Sep	Jan - Sep	Jan - Sep	Jan - Sep
OPERATING ACTIVITIES
Income from continuing operations	474,740	510,939	487,606	523,350
Adjustments for:
Depreciation and amortization	936,404	949,094	1,127,954	1,116,508
Depreciation and depletion of biological assets	578,814	548,821	645,551	600,926
Result on disposals of property, plant and equipments	15,778	(11,146)	24,279	(2,925)
Write-down of inventories to net realizable value	70,454	108,028	96,916	116,558
Provision for tax, civil and labor risks	259,250	684,073	260,311	705,701
Impairment	-	-	-	15,640
Income from associates and joint ventures	(7,192,215)	(1,475,732)	-	1,737
Financial results, net	7,105,912	2,125,547	1,233,191	1,324,276
Tax recoveries and gains in tax lawsuits	(294,890)	(1,174,376)	(294,890)	(1,174,376)
Deferred income tax	94,933	227,289	118,451	208,181
Employee profit sharing	162,526	188,603	159,669	198,674
Other	258,920	298,136	271,994	276,430
	2,470,626	2,979,276	4,131,032	3,910,680
Trade accounts receivable	(295,819)	1,482,653	827,060	738,405
Inventories	(1,970,849)	(412,924)	(1,980,815)	(695,948)
Biological assets - current	(284,663)	(25,321)	(295,995)	(44,356)
Trade accounts payable	1,384,016	(142,580)	1,521,185	(358,497)
Supply chain finance	282,351	(251,978)	282,351	(251,950)
Cash generated by operating activities	1,585,662	3,629,126	4,484,818	3,298,334
Investments in securities at FVTPL (1)	2,800	(89,046)	-	(92,911)
Redemptions of securities at FVTPL (1)	99,264	28,566	102,172	29,701
Interest received	69,305	109,969	77,686	139,620
Dividends and interest on shareholders' equity received	304,055	9,425	-	15,551
Payment of tax, civil and labor provisions	(215,439)	(491,764)	(215,439)	(491,764)
Payment of interest	(851,575)	(762,147)	(1,002,146)	(909,814)
Derivative financial instruments	1,253,570	(101,794)	1,285,272	(156,872)
Payment of income tax and social contribution	-	-	(152)	(90)
Other operating assets and liabilities	(133,030)	(986,471)	378,166	468,113
Net cash provided by operating activities	2,114,612	1,345,864	5,110,377	2,299,868
Net cash applied by operating activities from discontinued operations	-	(51,977)	-	(109,234)
Net cash provided by operating activities	2,114,612	1,293,887	5,110,377	2,190,634

INVESTING ACTIVITIES
Investments in securities at amortized cost	-	-	-	(15,362)
Redemptions of securities at amortized cost	-	89,046	-	95,638
Redemptions of securities at FVTOCI (2)	-	209,448	26,352	264,965
Redemption of restricted cash	285,622	235,754	285,622	256,442
Additions to property, plant and equipment	(512,105)	(246,969)	(542,600)	(271,127)
Additions to biological assets - non-current	(656,499)	(543,074)	(725,484)	(597,942)
Proceeds from disposals of property, plant, equipment and investments	69,696	392,707	69,696	1,851,183
Additions to intangible assets	(82,437)	(53,336)	(74,384)	(54,621)
Sale of participation in associated entities	-	-	38,546	-
Sale (acquisition) of participation in joint ventures and associated entities	(819)	(2,728)	(819)	(2,728)
Capital increase (decrease) in associates and joint ventures	(5,000)	-	-	-
Advance for future capital increase	-	(1,559)	-	-
Net cash provided (used in) investing activities	(901,542)	79,289	(923,071)	1,526,448
Net cash provided (used in) investing activities from discontinued operations	-	-	-	(58,782)
Net cash provided (used in) investing activities	(901,542)	79,289	(923,071)	1,467,666

FINANCING ACTIVITIES
Proceeds from debt issuance	8,041,948	4,743,866	8,666,404	4,964,243
Repayment of debt	(5,975,345)	(6,146,887)	(6,360,934)	(6,992,161)
Treasury shares acquisition	(106,070)	-	(106,070)	-
Acquisition of non-controlling interests	-	-	(100,390)	(183,672)
Payment of lease liabilities	(339,198)	(340,546)	(402,259)	(402,693)
Net cash provided (used in) by financing activities	1,621,335	(1,743,567)	1,696,751	(2,614,283)
Net cash provided (used in) by financing activities from discontinued operations	-	-	-	1,567
Net cash provided (used in) by financing activities	1,621,335	(1,743,567)	1,696,751	(2,612,716)
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	298,432	21,553	1,276,745	124,653
Net increase (decrease) in cash and cash equivalents	3,132,837	(348,838)	7,160,802	1,170,237
At the beginning of the period	1,368,980	3,826,698	4,237,785	5,036,011
At the end of the period	4,501,817	3,477,860	11,398,587	6,206,248

(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	8

(in thousands of Brazilian Reais)

STATEMENT OF VALUE ADDED

	Parent company		Consolidated
	2020	2019 (1)	2020	2019 (1)
	Jan - Sep	Jan - Sep	Jan - Sep	Jan - Sep
1 - REVENUES	25,959,411	23,935,487	31,186,515	27,637,980
Sales of goods and products	25,508,872	23,072,578	30,790,075	26,751,314
Other income	81,208	651,161	47,123	644,595
Revenue related to construction of own assets	506,709	239,138	504,725	247,871
Expected credit losses	(137,378)	(27,390)	(155,408)	(5,800)
2 - RAW MATERIAL ACQUIRED FROM THIRD PARTIES	(16,928,700)	(14,722,520)	(20,025,269)	(16,818,154)
Costs of goods sold	(14,343,665)	(12,648,207)	(16,908,250)	(14,310,037)
Materials, energy, third parties services and other	(2,584,276)	(2,132,409)	(3,105,377)	(2,573,130)
Reversal for inventories losses	(759)	58,096	(11,642)	65,013
3 - GROSS ADDED VALUE(1-2)	9,030,711	9,212,967	11,161,246	10,819,826
4 - DEPRECIATION AND AMORTIZATION	(1,515,218)	(1,497,915)	(1,773,505)	(1,717,434)
5 - NET ADDED VALUE (3-4)	7,515,493	7,715,052	9,387,741	9,102,392

6 - RECEIVED FROM THIRD PARTIES	7,423,384	2,627,151	266,854	1,192,751
Income from associates and joint ventures	7,192,215	1,475,732	-	(1,737)
Financial income	232,713	1,152,627	267,413	1,194,802
Others	(1,544)	(1,208)	(559)	(314)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	14,938,877	10,342,203	9,654,595	10,295,143

8 - DISTRIBUTION OF ADDED VALUE	14,938,877	10,342,203	9,654,595	10,295,143
Payroll	3,830,054	3,583,217	4,208,504	3,895,701
Salaries	2,756,864	2,686,256	3,058,122	2,938,980
Benefits	886,717	722,921	949,287	770,667
Government severance indemnity fund for employees	186,473	174,040	201,095	186,054
Taxes, Fees and Contributions	3,187,053	2,867,064	3,281,743	3,210,451
Federal	1,345,060	1,318,849	1,432,862	1,659,123
State	1,810,829	1,516,689	1,810,774	1,516,801
Municipal	31,164	31,526	38,107	34,527
Capital Remuneration from Third Parties	7,447,030	3,380,983	1,676,742	2,665,641
Interests, including exchange variation	7,352,370	3,292,946	1,514,349	2,533,850
Rents	94,660	88,037	162,393	131,791
Interest on Own-Capital	474,740	510,939	487,606	523,350
Income of the period	474,740	510,939	474,740	510,939
Non-controlling interest	-	-	12,866	12,411

(1)	The comparative period was restated for better disclosure of exchange variations.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	9

MANAGEMENT REPORT
2020 THIRD QUARTER RESULTS

São Paulo, November 9th 2020, – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or "company" today announced its third quarter (3Q20) results. This report includes results recorded in Brazilian reais, pursuant to Brazilian corporation laws, and accounting practices adopted within Brazil. These results are in compliance with International Financial Reporting Standards (IFRS), and are comparable to the same period of 2019, when indicated as such.

Market Capitalization
R$15.03 bi
US$3.01 bi

Stock Prices
BRFS3 R$18.50
BRFS US$3.47

Base: 11/09/2020

Shares outstanding:
812,473,246 common shares
4,766,084 treasury shares
Base: 09/30/2020

Conference Call
Thursday
11/10/2020
10:00 a.m. BRT
8:00 EDT

Dial-in
Brazil:
+55 11 3127-4971 ou
+55 11 3728-5971

United States:
+1 516 300-1066

OPERATING HIGHLIGHTS (Continuing Operations)

CONSOLIDATED

- Net revenue of **R$9,943 million** in 3Q20 (+17.5% y-o-y)
- Net income of **R$219 million** in 3Q20 (-50.9% y-o-y[1])
- Adjusted EBITDA of **R$1,317 million** in 3Q20 (+15.3% y-o-y[2])
- Adjusted EBITDA margin of **13.2%** in 3Q20 (-0.3 p.p. y-o-y[1])

BRAZIL SEGMENT

- Net revenue of **R$5,292 million** in 3Q20 (+20.8% y-o-y)
- Adjusted EBITDA of **R$829 million** in 3Q20 (+53.3% y-o-y[1])
- Adjusted EBITDA margin of **15.7%** in 3Q20 (+3.3 p.p. y-o-y[1])

INTERNATIONAL SEGMENT

- Net revenue of **R$4,309 million** in 3Q20 (+13.5% y-o-y)
- Adjusted EBITDA of **R$476 million** in 3Q20 (-29.8% y-o-y)
- Adjusted EBITDA margin of **11.0%** in 3Q20 (-6.8 p.p. y-o-y)

FINANCIAL HIGHLIGHTS

- Operating cash generation of **R$1,770 million** in 3Q20 vs. R$1,930 million in 3Q19
- Net leverage (net debt/ adjusted EBITDA) of **2.90x** in 3Q20
- Total liquidity of **R$12.3 billion** at the end of 3Q20
- Extension of debt average term from 4.4 to **9.5 years**[3]

SOCIAL RESPONSIBILITY

- **R$145 million** invested in 3Q20 for initiatives to fight the Covid-19 pandemic and preserve the health and safety of people

IR Contacts:
Carlos Alberto Moura
CFO and IRO

Gabriela Woge
IRO

Pedro Bueno
IR Manager

+55 11 2322 5377
acoes@brf-br.com

---

[1] Continuing operations.
[2] Ex-tax effects in 3Q19.
[3] Proforma, includes funding and settlements in October/20.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	10

Disclaimer

The statements included in this report concerning the company's prospective business, projections, and potential growth are merely forecasts based on management's expectations regarding to the future of the company. These expectations are highly dependent on market changes and the general economic performance of the country, the industry, and international markets, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

Dear Shareholders,

I would like to open my message this quarter expressing my condolences regarding the passing of our dear friend at BRF, our former board member Roberto Mendes, who left us on September 7th, 2020. Roberto was a member of our board of directors and directly contributed to BRF's solidity. I would like to express my recognition, gratitude, and extend our deepest sympathies to his wife Fátima, his son Breno, all his family members, and close friends of our dearly missed Roberto.

We ended this complex and volatile third quarter of the year with robust results. These results evidenced the consistency of our processes and management models implemented during the company turnaround. From the very beginning, we took safe and disciplined steps to uphold our leading position and engage our team members. We evolved our organizational culture and the BRF Essence, and reinforced our commitment to integrity, safety, and quality. We invested in the development of our people, and substantially reduced turnover rates.

Within this context, it is worth analyzing our evolution over time. At the end of the third quarter in 2018, we recorded an accumulated loss of R$2.4 billion for continuing operations and a leverage of 6.74x. This year, amid an extremely challenging scenario from Covid-19, we had an accumulated net income of R$488 million in 9M20 for continuing operations, and leverage plunged to 2.90x, despite the appreciation of the US dollar from R$4.02 to R$5.64. Excluding this effect, our leverage would be 2.46x. In the third quarter, we also advanced our capital structure through several measures that reconfirmed the market's confidence in BRF. For example, the issuing of US$800 million for a 30-year term in the bonds international market resulted in a significant extension of our debt average term to 9.5 years.

Our consistent results represent our commitment to stakeholders and sets the groundwork for us to fulfill BRF's purpose. But I would also like to highlight the other relevant information included in this report. First, our figures reflect a dynamic, agile, and resilient company. We fulfill an essential need for the people while simultaneously respecting and caring for our employees from an operational standpoint. We will continue to fight Covid-19 as demonstrated by the approximately R$400 million we made in disbursements since the onset of the pandemic. This quarter, we donated around R$19 million to the communities in which we operate, and we invested in research to fight Covid-19.

What we do is as important as how we do things, with ethics and transparency. BRF has been increasingly committed to a sustainable agenda, from our operational chain management, by guiding our relationships, and our participation within society. Aside from acting as agents, we want to inspire people and organizations to act in the same, with ethical and sustainability centered thinking for every decision made.

We have diligently invested to reduce negative environmental impacts, preserve forests and natural resources such as water and energy, and care for animal welfare by obtaining certifications and building partnerships with renowned institutions. Aside from having a solid and steady corporate governance, we are the only company within Brazil's food sector to be included in B3's Corporate Sustainability Index (ISE), which is a relevant public recognition of our activities.

Since the beginning of our journey, our objective has always been to define management processes and models. This influences the company's medium and long-term decision-making processes, in line with the nature of our business to manage a long, complex, and active supply chain. Over the past 6 quarters, we reported solid results at levels higher than those previously recorded. Our objective is to increasingly use resources available that bring greater predictability to our results. These concepts are in line with our company's characteristic of generating results derived from the production and sales of value-added food products. These products carry the quality and safety of our brands such as Sadia, Perdigão, Qualy, Banvit, and others.

The consistency and strength of results released herein undoubtedly evidence that BRF is poised for new avenues for growth. We are fully focused on people, customers, and innovation. BRF invests in the launch of new categories and higher value-added products to reinforce our leading position within Brazil, as well as, for international growth. It is a great challenge that fills us with energy.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	11

I want to take this opportunity to invite you to BRF Day, taking place on December 8th. At this event, we will objectively announce our plans and priorities for the coming years.

With this motivation, on the behalf of myself and the executive committee, I would like to highlight the dedication and efforts of our 90,000+ employees, 15,000+ suppliers, nearly 10,000 partners, and 260,000 customers. Everyday each and every one helps us achieve the objective of BRF's core principle: to offer quality, tasty, and practical food to people across the globe. Ultimately, providing a BETTER LIFE for everyone.

I also want to thank our board of directors and shareholders for their continued support and trust in a company that values corporate citizenship. Our partners and suppliers for their collaborative efforts. The communities in which we operate for their responsiveness. And our consumers for their loyalty to our products and brands.

Lorival Nogueira Luz Jr.
Global CEO

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	12

HIGHLIGHTS

Key Financial Indicators

Highlights (Million R$)	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	1,112	1,104	0.7%	1,083	2.7%
Net Revenues	**9,943**	**8,459**	**17.5%**	**9,104**	**9.2%**
Average Price (R$/kg)	8.94	7.66	16.8%	8.41	6.4%
COGS	(7,598)	(6,364)	19.4%	(7,125)	6.6%
Gross Profit	**2,344**	**2,096**	**11.9%**	**1,979**	**18.5%**
Gross Margin	23.6%	24.8%	(1.2) p.p.	21.7%	1.8 p.p.
Net (Loss) Income Continued Operations	**219**	**446**	**(50.9%)**	**307**	**(28.8%)**
Net Margin - Continued Op. (%)	2.2%	5.3%	(3.1) p.p.	3.4%	(1.2) p.p.
Net (Loss) Income Total Consolidated	**219**	**304**	**(28.2%)**	**307**	**(28.8%)**
Net Margin - Total Consolidated (%)	2.2%	3.6%	(1.4) p.p.	3.4%	(1.2) p.p.
Adjusted EBITDA	**1,317**	**1,609**	**(18.2%)**	**1,031**	**27.7%**
EBITDA Adjusted Margin (%)	13.2%	19.0%	(5.8) p.p.	11.3%	1.9 p.p.
Tributary Impacts (ICMS and Staple Food Basket)	-	467	n.m.	-	n.m.
EBITDA Adjusted Ex-Tributary Effects*	**1,317**	**1,142**	**15.3%**	**1,031**	**27.7%**
EBITDA Adjusted Margin Ex-Tributary Effects* (%)	13.2%	13.5%	(0.3) p.p.	11.3%	1.9 p.p.
Cash Generation (Consumption)	**987**	**1,364**	**(27.6%)**	**807**	**22.4%**
Net Debt	(14,557)	(13,785)	5.6%	(15,311)	(4.9%)
Leverage (Net Debt/Adj.EBITDA LTM)	**2.90X**	**2.90X**	**0.1%**	**2.89X**	**0.6%**

* Excludes ICMS contingent tax assets/liabilities over the calculation basis of PIS/Cofins and ICMS over Staple Basket, as reported in 3Q19

Quarter Highlights & Subsequent Events

- Implementation of the Consumer Intelligence Committee: an advisory body to the board of directors. This committee is composed of the following board members: Mrs. Flavia Bittencourt (coordinator), Mrs. Flávia Buarque de Almeida, and Mr. Ivandré Silva;
- Implementation of a set of actions to fight the effects of Covid-19, with additional expenses of R$145 million in 3Q20 and R$392 million in 9M20;
- For the Brazil segment, in line with strategic planning, we continue to advance revenue and profitability growth by increasing the value-added mix, innovation, build up our brands, and by improving the level of service to customers. The share of value-added mix soared to 83.5% of sales, up 3.0 p.p. from 3Q19;
- In line with consumer trends, we launched 29 SKUS, and highlighted the Sadia Orgânico line with the Brazil organic seal. The brands included Claybom butter, Hot Pocket, and Salamitos whom also came out with new flavors. It is worth noting that we resumed our partnership with Upfield to produce and sell Becel margarine, and expand our leading position in the domestic market;
- Our growth strategy combined with consistent brand management has delivered relevant results. The Sadia, Perdigão, and Qualy brands were featured in the "Folha S. Paulo - Top of Mind" annual report. Sadia was awarded "the most memorable brand of 2020" with +7p.p. vs. 2019. Perdigão is the brand that has most significantly grown since 2016, with +2p.p. vs. 2019. Qualy sustained undisputed leadership in the category with 32%, and a 4.6p.p. increase was recorded in household brand penetration, according to a study done by Kantar Brand Footprint;
- Digital transformation ("Be & Go Digital"): start and evolution of the structured journey of digital transformation across the entire value chain, from farm to table, with tools such as the BRF Agro app and the SEO Digital platform. Within this context, the digital platform implemented has consolidated as an important business generation lever with brand positioning, both in B2B, B2B2C, and D2C. We also expanded our e-commerce *Mercato em Casa*, with deliveries in major Brazilian capital cities, representing nearly 70% of domestic e-commerce;
- For animal welfare in Brazil's operations, we anticipate to achieve (within 5 years) our commitment to going cage-free (using 100% of cage-free chicken eggs) in industrialized products. We also concluded the certification process for three categories from the North America Meat Institute (N.A.M.I) protocol which endorse animal welfare practices in swine slaughter processes;

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	13

- Compliance with the Global Food Safety Initiative (GFSI) quality criteria for 94% of our ingredients, raw material suppliers, and priority packages. This qualification index sets the company apart in terms of supply chain quality management for these categories;
- The ongoing pursuit of market growth, with three licenses obtained (one in Vietnam plus two in Bolivia) in 3Q20. Aside from the recent requalification of the Dourados-MS plant to China, no plant has been disqualified;
- Capital expenditures totaled R$662 million in 3Q20 at 50.8% higher than 3Q19. A strong evolution of projects increased production capacity; we launched new products, automated/digitalized processes, and bolstered operational efficiency;
- We launched operations in the international capital market comprised of two 30-year issues (2050), totaling US$800 million, with a rate of 5.75% p.a. and a buyback of US$558 million for shorter-term notes (2022, 2023, and 2024). We also issued 7 and 10 year debentures in the local market, totaling R$2.2 billion. We settled R$1,970 million in credit operations with local banks. We also contracted Banco do Brasil with an additional revolving line of credit, until the limit of R$1,500,000 for a three-year term according to notes 15 and 33 of the Interim Financial Information – ITR;
- The Federal District Court of New York, in the United States of America, approved the final settlement between the parties, totaling US$40 million to conclude the class action.

Relevant Actions During 3Q20

Brazilian Segment:

- The pursuit of a higher value-added mix through processed food and margarine, with 7.9% in growth and an innovative strategy by launching 29 new SKUs in 3Q20
- Marketing actions aimed at increasingly approaching our consumers enhanced the relevance and preference of our brand. High-quality emotional campaigns and relevant content reinforced proximity, and the BRF brand's bond with customers:
    - Sadia launched the campaign "***Quanto mais você sabe, melhor sua família fica***" which translates to "the more you know, the better family is." This campaign drew attention to family unions, and how sticking together makes people better understand the people they love the most;
    - Perdigão launched the campaign "***Qual o sabor de Perdigão na sua casa?***" which translates to "what is the taste of Perdigão at home?" This reinforced the idea that "taste is a bond among people";
    - For margarine, we launched the campaign "***Fala com Qualy***" which means "Talk to Qualy." This complete and comprehensive campaign built our brand quality and forged an emotional connection with consumers. We focused on having a core of human relations with a focus on cooking;
- The accelerated pace of innovations during 3Q20 paved way for the Sadia Orgânico line (organic products) to have nine options of *in natura* cuts: Perdigão sliced bacon, Claybom butter, Hot Pockets, the new flavors of Salamitos, and more. The food service channel has also evolved and contributed to a solid performance in the quarter;
- The robust advancement of the "Store in Store" project: a partnership with major retail chains, aimed at reaching 100 stores by the end of 2020 and 500 stores by 2021, with a focus on business execution and potentializing the value-added mix;
- Evolution of the relationship program with Brazil's largest bakeries with solid sales growth;
- The digital platform has consolidated as an important business generation lever, both in B2B, B2B2C, and D2C, while highlighting partnerships with IFood, Rappi, Uber Eats, Cornershop, Zé Delivery, Menu, içougue, and others. As well as, for activations on the platforms of major retail customers, the expansion of our e-commerce Mercato em Casa, with deliveries in major Brazilian capital cities representing nearly 70% of Brazil's e-commerce;
- Commercial productivity advanced with the return of active clients, reaching 262,000 points-of-sale, versus 240,000 in 2Q20, due to impacts of Covid-19. The "Movimento Nós" (We Movement) in which BRF participates with eight other key Brazilian food and beverage companies, has contributed to recovering small retailers;
- Improved service levels for deliveries and replacement of our products focused on prevention and stockout reduction through structuring and automation projects. Productivity at distribution centers increased by 10% and punctuality indexes improved 3.1 p.p. versus 3Q19. Ultimately, this strengthens our partnership with customers and adds to operational efficiency.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	14

International Segment:

- Three plants were licensed (1 in Vietnam plus 2 in Bolivia) in 3Q20. The Dourados-MS plant was requalified to China and our current licenses were maintained. We continuously seek greater possibilities for our operations in markets in which we are already present, and for new territories;
- We expanded our portfolio by launching 24 SKUs for our export markets, with a focus on increasing penetration in higher value-added products:
    - 65% of value-added product launches
    - 35% of of *in natura* product launches
- We launched 7 new SKUs within the GCC region, increasingly exploring the breaded product segment, and completing our portfolio in the hamburger category;
- We continued to reinforce the Banvit brand and re-direct our channels. Changing consumer habits enabled us to sustain our solid market share in Turkey, where we reached 23.0% for the quarter.

Integrated Planning & Logistics:

- We expanded our grain storing capacity, operational efficiency, and ideal occupation levels. In addition to potentializing the consumption of alternative inputs and contributing to mitigating the impacts of higher commodity prices over production costs;
- Investments in processes and operational safety developments in grain logistics, monitoring, tracking, and control;
- Advanced embedded technology actions and continued processes of health, safety, and environment (HSE) in transportation enabled us to achieve the lowest accident index in our history. In 2020, we reached an accident/million km traveled index of 0.22, an improvement of 30% from 2018 when we first began our technology journey. This reflects our non-negotiable commitment to safety;
- Our fleet occupation project, commenced in the previous quarter, continued, and pursued greater operational leverage;
- The fast-track management model was implemented along with a multinational team focused on expediting projects from design to implementation, investing in short and medium-term capacities. Aside from accelerating our digital transformation journey, we adopted georeferencing tools and other developments;
- Review of tactical and operational planning processes for international markets, aiming for greater agility and flexibility when connecting the demands of different markets to production chains within Brazil;
- The first groups of our commodities academy were awarded and enhanced the development of our professionals.

Operations & Supplies:

- We consistently advance the implementation of our operational excellence system (SEO) with 10% more adhesion to pillars vs. 2Q20. We also carried out the rollout of the PCL Pillar (planning, controls, and logistics) for other BRF units;
- Process digitalization continues to advance (digital traceability and logbook) while reaching key units by the end of 2020;
- Value engineering and non-price projects captured R$33 million in 3Q20, and contributed to guarantee the supply of materials and inputs for our units with a minimum stockout level (despite the adverse scenario of Covid-19), as well as, mitigate inflation in supply processes.

Quality, R&D, & ESG:

- BRF joined the Emerging Markets Investors Alliance: a non-profit organization whose objective is to educate global investors on environmental, social, sustainability, and governance issues (ESG);
- Our environmental, social, and governance practices (ESG) were assessed by the Financial Times Stock Exchange Rusell, which resulted in BRF's inclusion in the FTSE4Good index;

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	15

- We adhered to the movement by the Brazilian Business Council for Sustainable Development (CEBDS) addressed to the president of the National Council for the Legal Amazon, to benefit a sustainable development agenda and fight illegal Amazon deforestation;
- The line of products, Sadia Orgânico, was certified by Ecocert with a Brazil organic seal, which certifies that animals have access to fields, are fed 100% vegetal and organic food, and are not given growth enhancers;
- The complaint index decreased by 15%, compared to the same period of last year, for products sold in Brazil and 34% for exported products.

Strategy, Innovation, & Management:

- Through the BRF Hub, a partnership was formalized with the Israeli company Ibi-Tech, connected with one of the world's key technology innovation hubs;
- The BRF open innovation program, with over 150 enrollments, now relies on nine startups currently working to develop pilot projects aimed at solving company challenges.

People, Services, & Technology:

- We continue to accelerate our digital transformation, which translates to "Be & Go digital," through 45 high-impact projects. For the second consecutive year, we were recognized as the most innovative company for the use of food industry related technology, along with several initiatives:
  - We evolved our digital platform for the year-end festive kits campaign;
  - The B2B customer center launched: a new way of interacting with our international B2B customers. It is an exclusive portal where our customers can access their order details;
  - The digital transformation journey kicks off in Turkey, which will rely on the implementation of a technological platform to sustain operations, improve management, and control processes;
  - Services through an HR virtual assistant also expanded to WhatsApp, and improved the digital inclusion of our human employees;
  - We carried out video audits to qualify our manufacturing plants, expanded Wi-Fi network facilities, and successfully connected exports to China, Korea, Oman, and Thailand.

OPERATING PERFORMANCE

BRAZILIAN SEGMENT

Brazil Segment	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**578**	**559**	**3.3%**	**552**	**4.7%**
Poultry (In Natura)	110	127	(13.4%)	105	4.5%
Pork and Others (In Natura)	32	28	13.4%	31	1.9%
Processed foods	436	404	7.9%	416	4.9%
Net Operating Revenues (R$, Million)	**5,292**	**4,382**	**20.8%**	**4,643**	**14.0%**
Average price (R$/Kg)	9.16	7.84	16.8%	8.41	8.9%
COGS	(3,952)	(3,305)	19.6%	(3,622)	9.1%
Gross Profit (R$, Million)	**1,340**	**1,077**	**24.4%**	**1,020**	**31.3%**
Gross Margin (%)	25.3%	24.6%	0.7 p.p.	22.0%	3.3 p.p.
EBITDA Adjusted Ex-Tributary Effects*	**829**	**1,008**	**(17.7%)**	**544**	**52.4%**
EBITDA Adjusted Margin Ex-Tributary Effects* (%)	15.7%	23.0%	(7.3) p.p.	11.7%	3.9 p.p.
Adjusted EBITDA ex-ICMS	**829**	**541**	**53.3%**	**544**	**52.4%**
EBITDA Adjusted Margin ex-ICMS (%)	15.7%	12.3%	3.3 p.p.	11.7%	3.9 p.p.

* Excluding ICMS contingent tax assets/liabilities over calculation basis of PIS/Cofins and ICMS over Staple Basket, as reported in 3Q19.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	16

3Q20 x 3Q19

In line with 2Q20's momentum, we continue to build our competitive advantages such as brand preferences, wide distributions, our comprehensive portfolio, execution, and positively impact our financial performance.

Brazil's segment net revenue totaled R$5,292 million, 20.8% higher than in 3Q19. Average prices increased by 16.8% in 3Q20 due to an improved mix of products and channels. An agile price adjustment was made to mitigate the grain price increase and Covid-19 related non-recurring expenses. Total volume grew by 3.3% in 3Q20, highlighting the higher value-added categories, such as processed food and margarine, which increased by 7.9% y-o-y.

Regarding innovations, we have maintained our discipline with strategic objectives, reaching 5% of revenues vs. 3,0% on the 3Q19.

Our brand performance advanced 0.9 p.p. in preference compared to 3Q19, 0.5 p.p. at Perdigão, 0.3 p.p. at Sadia, and 2.5 p.p. at Qualy. We also reinforced our presence in the media with higher brand digital investment. Another positive performance index was the NPS – Net Promoter Score, wherein BRF grew by 2.9% versus 9M19.

This positive business performance mitigated the impact of higher grain costs, as well as non-recurring expenses to prevent and fight the effects of Covid-19. Hence, the gross margin increased by 0.7 y-o-y, reaching 25.3% in 3Q20.

Adjusted EBITDA strongly advanced in the quarter, surging 53.3% y-o-y, with an Adjusted EBITDA margin of 15.7% (+3.3 p.p. y-o-y). Excluding Covid-19-related costs and expenses in Brazil segment of R$65 million, Adjusted EBITDA would total R$894 million (+64.4% y-o-y) in 3Q20, with an Adjusted EBITDA margin of 16.9% (+4.6 p.p. y-o-y).

Market Share

In 3Q20, still, on the back of a temporary operational deleverage and increased demand, BRF's market share dropped 0.5 p.p. to 42.7%. With higher investments, constraints have been mitigated and we are recovering our levels of production.

Also, aiming at increasing the service level and market share, the Company has been consistently investing in higher capacity, bolstering productivity, and sales team efficiency.

Referring to Frozen Meals, we sustained our absolute leadership with 45.2% Share Value, highlighting the leading position of Ready Snacks with 48.1% (+3.4 p.p. versus previous bi-monthly period), bolstering this category's growth. Concerning category innovations, the Sadia lines Veg&Tal and Speciale soared 46% and 15%, respectively, in sell-out versus 3Q19. Sadia reached 39.8% market share in Ready Meals, highlighting the recently launched Mac&Cheese, with a 14.5% market share.

Leading the development of the Sliced Cold Cuts category, our market share significantly rose to 46.5%, 2.8 p.p. higher than in 3Q19. Our Sadia Speciale brand, the Premium line of Sadia, soared 75% in sell-out versus 2Q20.

Concerning *In Natura* products, we point out the advance in the value-added portfolio, especially the Bio line, with volume growth of 59% versus 2Q20.

Compared to the last reading, the Processed Food category market share came in line, with a small shrinkage in Cold Cuts (-0.2 p.p.), Frozen Meals (-0.4 p.p.) and Margarine (- 1.3 p.p.), a result of its strategy of making the operation profitable against higher raw material costs. It is worth noting that, even after implementing this profitability strategy, with price transfers, we returned to a market share level similar to early in the year. We also remind that Nielsen reading does not include the *In Natura* category and sales channels (ex.: foodservice), which are relevant for BRF. Also, according to Nielsen, the market share gain from competitors was due to competitors owning market share lower than 5%.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	17

Total BRF
43.2%
42.9%
43.1%
42.8%
43.6%
43.2%
42.7%
4Bi19
5Bi19
6Bi19
1Bi20
2Bi20
3Bi20
4Bi20

Source: Nielsen

Cold Cuts
49.6%
49.2%
49.1%
49.9%
50.2%
49.8%
49.5%
Jul/Aug 2019
Sept/Oct 2019
Nov/Dec 2019
Jan/Feb 2020
Mar/Apr 2020
May/Jun 2020
Jul/Aug 2020

Margarines
54.8%
55.1%
55.6%
56.3%
58.7%
57.6%
56.3%
Aug/Sept 2019
Oct/Nov 2019
Dec/Jan 2020
Feb/Mar 2020
Apr/May 2020
Jun/Jul 2020
Aug/Sept 2020

Frozen Meals
45.1%
45.2%
45.0%
45.3%
46.6%
45.6%
45.2%
Aug/Sept 2019
Oct/Nov 2019
Dec/Jan 2020
Feb/Mar 2020
Apr/May 2020
Jun/Jul 2020
Aug/Sept 2020

Sausages/Franks
35.7%
35.3%
36.3%
35.4%
36.5%
34.9%
34.9%
Jul/Aug 2019
Sept/Oct 2019
Nov/Dec 2019
Jan/Feb 2020
Mar/Apr 2020
May/Jun 2020
Jul/Aug 2020

*Source: Nielsen Retail Bi-monthly – Margarine and Frozen Meals (August/September) reading; Processed Food and Cold Cuts (July/August) reading. *Important: due to change in Nielsen methodology ("CIP basis"), BRF's share level can be altered (up or down), already considering the latest reading and track record.*

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	18

INTERNATIONAL SEGMENT

International Segment	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**461**	**478**	**(3.6%)**	**463**	**(0.5%)**
Poultry (In Natura)	352	376	(6.5%)	352	(0.1%)
Pork and Others (In Natura)	51	38	33.4%	48	6.0%
Processed foods	59	64	(8.6%)	63	(7.6%)
Net Operating Revenues (R$, Million)	**4,309**	**3,796**	**13.5%**	**4,207**	**2.4%**
Average price (R$/Kg)	9.35	7.94	17.7%	9.08	2.9%
COGS	(3,387)	(2,831)	19.6%	(3,288)	3.0%
Gross Profit (R$, Million)	**923**	**965**	**(4.3%)**	**920**	**0.4%**
Gross Margin (%)	21.4%	25.4%	(4.0) p.p.	21.9%	(0.4) p.p.
Adjusted EBITDA (R$, Million)	**476**	**678**	**(29.8%)**	**468**	**1.7%**
Adjusted EBITDA Margin (%)	11.0%	17.9%	(6.8) p.p.	11.1%	(0.1) p.p.

Lower operational leverage due to adjustments necessary in the production chain, on the back of the Covid-19 pandemic, continued impacting our operations in 3Q20. As a result, gross profit and margins squeezed. On the other hand, the Company set out various actions to manage costs and expenses, in the International segment, so that to partially mitigate this effect, by postponing personnel replacement, reducing travels, reviewing administrative contracts, etc.

On the other hand, we improved our business' structural issues, sustaining our market share in several regions, maintaining our leading position; expanding our product portfolio with higher value-added, totaling the launch of 24 SKUs in direct export markets (16 value-added products), 7 SKUs in the GCC region and 1 SKU in Asia (8 value-added products); managing licenses with discipline, in different markets, so that to diversify our operations and bolster our operational leverage, also investing in the strength of our brands and distribution.

Lastly, the net operating revenue growth was restrained by the currency hedge, whose objective is to bring stability and predictability to our results, as described in the financial performance section, due to the strong depreciation of the Brazilian Real against the US dollar in the period, affecting the hedge positions created in the 12 months preceding the end of this quarter.

1) Asia

Asia	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**136**	**135**	**0.4%**	**144**	**(6.0%)**
Poultry (In Natura)	90	102	(11.5%)	100	(10.05%)
Pork and Others (In Natura)	42	28	48.7%	39	6.53%
Processed foods	4	6	(24.4%)	5	(21.00%)
Net Operating Revenues (R$, Million)	**1,406**	**1,224**	**14.8%**	**1,424**	**(1.3%)**
Average price (R$/Kg)	10.35	9.05	14.3%	9.86	4.97%
COGS	(1,029)	(872)	18.0%	(1,043)	(1.33%)
Gross Profit (R$, Million)	**377**	**352**	**7.0%**	**381**	**(1.2%)**
Gross Margin (%)	26.8%	28.8%	(2.0) p.p.	26.8%	0.0 p.p.
Adjusted EBITDA (R$, Million)	**335**	**330**	**1.6%**	**334**	**0.4%**
Adjusted EBITDA Margin (%)	23.8%	26.9%	(3.1) p.p.	23.4%	0.4 p.p.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	19

3Q20 x 3Q19

In 3Q20, net revenue in the Asian market surged 14.8% y-o-y to R$1.4 billion, fueled by higher volumes shipped in the quarter (+0.4% y-o-y) and higher average prices in Brazilian Reais (+14.3% y-o-y). The outbreak of African Swine Fever is still impacting supply in several Asian countries, resulting in higher demand for imported products. In China, our volumes soared 33% in 3Q20, mainly impacted by a higher number of licensed plants during the second half of 2019, partially mitigating the one-off halts seen this year. In Japan, due to the postponement of the Olympic Games and the harmful effects of the pandemic over foodservice, volumes and average prices dropped in the period. In Singapore, demand for frozen products increased due to Covid-19, in detriment of demand for frozen products from other markets (especially, Malaysia and Australia), with volume growth of 19.4% y-o-y.

Our gross profit reached R$377 million in 3Q20, with a gross margin of 26.8% (-2.0 p.p. y-o-y). Lower profitability was mainly due to higher production costs and Covid-19-related expenses, besides the hedge effect. Expenses relating to actions to prevent and fight against the effects of Covid-19 in the Asia segment totaled R$15 million. Excluding these effects, Adjusted EBITDA would total R$350 million in 3Q20, with a margin of 24.9% (-2.0 p.p. y-o-y).

2) Halal Distribution– Halal DDP

Halal DDP	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**173**	**172**	**0.5%**	**176**	**(1.6%)**
Poultry (In Natura)	142	140	1.30%	146	(2.80%)
Others (In Natura)	0	1	(37.10%)	0	98.32%
Processed foods	31	31	(2.12%)	30	3.70%
Net Operating Revenues (R$, Million)	**1,836**	**1,349**	**36.1%**	**1,821**	**0.8%**
Average price (R$/Kg)	10.60	7.82	35.45%	10.35	2.43%
COGS	(1,375)	(1,008)	36.40%	(1,419)	(3.12%)
Gross Profit (R$, Million)	**461**	**341**	**35.4%**	**402**	**14.7%**
Gross Margin (%)	25.1%	25.3%	(0.1) p.p.	22.1%	3.0 p.p.
Adjusted EBITDA (R$, Million)	**155**	**183**	**(15.5%)**	**101**	**52.9%**
Adjusted EBITDA Margin (%)	8.4%	13.6%	(5.1) p.p.	5.6%	2.9 p.p.

3Q20 x 3Q19

Despite favorable margins seen in the Saudi Arabia market, especially through the sale of grillers, the temporary halt of plants in the cities of Dois Vizinhos and Kizad to export to Saudi Arabia, still adversely impacted performance in the region as a whole, due to the need for redirecting volumes to other markets with lower profitability, especially in relation to Kizad, which predominantly affects the sale of processed food in that country. However, compared to 2Q20, we already can see improved profitability.

In Turkey, factors, such as the economic crisis, the Turkish lira depreciation, constraints in the export flow to Iraq (which represents the channel that exports nearly 30% of domestic production), are still adversely impacting our operations in this market. The upsurge of Covid-19 in the country during the third quarter caused higher impacts on consumption.

Market share in the GCC region, ended the quarter at 36.5%, consolidating our leading position in the market, despite all the impacts mentioned. According to the last Nielsen reading, we have:

(i) griller with 50.3% (+1.5 p.p y-o-y);

(ii) chicken cuts with 56.0% (+5.4 p.p y-o-y);

(iii) processed food with 14.0% (-7.1 p.p y-o-y);

Still referring to market share, in Turkey it reached 23.0% in 3Q20, 4.0 p.p. higher than in 3Q19, fueled by continual actions to strengthen Banvit brand and redirect channels, and change in consumer's habits. It is worth noting that Nielsen methodology was altered in the period, and Banvit's market share in 3Q19 was 18.9%.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	20

The Halal DDP's net revenue soared 36.1% to R$1,8 billion in 3Q20, favored by an exchange rate depreciation of 35.7% y-o-y, and a slight volume increase of 0.5% y-o-y, offsetting higher grains, production, and freight costs. Thus, gross margin reached 25.1%, in line with annual comparison (-0.1 p.p. y-o-y). Expenses relating to actions to prevent and fight against the effects of Covid-19 in the Halal DDP segment totaled R$13 million. Excluding these effects, Halal Distribution's Adjusted EBITDA would total R$168 million in 3Q20, with an Adjusted EBITDA margin of 9.2% (-4.5 p.p. y-o-y).

3) Direct Exports

Direct Exports	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**152**	**171**	**(10.9%)**	**143**	**6.4%**
Poultry (In Natura)	120	134	(10.8%)	106	13.04%
Pork and Others (In Natura)	9	9	(6.3%)	9	1.10%
Processed foods	24	27	(12.8%)	28	(16.70%)
Net Operating Revenues (R$, Million)	**1,068**	**1,223**	**(12.7%)**	**962**	**11.0%**
Average price (R$/Kg)	7.02	7.17	(2.1%)	6.73	4.30%
COGS	(983)	(952)	3.3%	(826)	(18.99%)
Gross Profit (R$, Million)	**84**	**272**	**(68.9%)**	**136**	**(37.9%)**
Gross Margin (%)	7.9%	22.2%	(14.3) p.p.	14.1%	(6.2) p.p.
Adjusted EBITDA (R$, Million)	**(14)**	**166**	**n.m.**	**33**	**n.m.**
Adjusted EBITDA Margin (%)	(1.3%)	13.5%	(14.8) p.p.	3.5%	(4.7) p.p.

3Q20 x 3Q19

In 3Q20, net revenue from Direct Exports plunged 12.7% y-o-y to R$1,068 million, reflecting lower volumes shipped in the quarter (-10.9% y-o-y), lower average prices in Brazilian Reais (-2.1% y-o-y), and the currency hedge effect. In this sub-division, the Halal market accounts for slightly more than half of the volume. The weaker business performance derives from:

(i) the lower purchase power of customers in key markets, such as Angola, which is a country highly dependent on oil, price of which depreciated in the period, aggravated by local government's delay to issue import licenses to customers, despite (i) the redirection of volumes to Egypt, as result of recent license; and (ii) VAT increase, from 5% to 15%, in Saudi Arabia;

(ii) temporary halt of our Lajeado-RS plant continued, causing constraints in griller availability; and

(iii) chicken breast prices historically low due to the halt of foodservice channel, where this protein is mainly consumed. In particular, a slower consumption in Europe, worsened by a weak tourism activity, caused an excess supply in key BRF markets, especially the Middle East.

Besides the effects mentioned above, lower operating leverage, higher grains costs, production, and costs denominated in US dollars, impacted by the exchange rate depreciation, affected Direct Exports' profitability. Expenses related to actions to prevent and fight against the effects of Covid-19 in the Direct Exports segment totaled R$12 million. Excluding these effects, the Adjusted EBITDA would total negative R$2 million in 3Q20, with a margin of -0.2% (-13.7 p.p. y-o-y).

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	21

OTHER SEGMENTS

Other Segments + Ingredients	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**73**	**67**	**8.1%**	**67**	**8.0%**
Poultry (In Natura)	1	4	(78.9%)	1	11.2%
Pork and Others (In Natura)	1	0	417.3%	2	(9.2%)
Processed foods	1	1	(5.6%)	0	35.0%
Others Sales	70	63	11.4%	64	8.2%
Net Operating Revenues (R$, Million)	**342**	**276**	**23.8%**	**254**	**34.6%**
COGS	(260)	(222)	16.7%	(215)	20.87%
Gross Profit (R$, Million)	**82**	**53**	**53.5%**	**39**	**110.3%**
Gross Margin (%)	24.0%	19.3%	4.6 p.p.	15.3%	8.6 p.p.
Adjusted EBITDA (R$, Million)	**66**	**34**	**95.6%**	**26**	**150.5%**
Adjusted EBITDA Margin (%)	19.4%	12.3%	7.1 p.p.	10.4%	9.0 p.p.

Adjusted EBITDA for "Other Segments" [4] totaled R$66 million in 3Q20, with an Adjusted EBITDA margin of 19.4%, with strong growth on the back of higher revenue generated of +21.4% y-o-y, especially due to better prices practiced in the Ingredients segment and higher volumes sold in our Global Desk, creating another level of gross margin, which grew 4.6 p.p y-o-y, and related higher EBITDA margin.

Corporate

Corporate - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Net Operating Revenues	**-**	**6**	**n.m.**	**-**	**n.m.**
Gross Profit	-	1	n.m.	0	n.m.
Adjusted EBITDA	**(55)**	**(111)**	**(50.8%)**	**(7)**	**682.2%**

Expenses related to contingency actions to fight against the effects of Covid-19 in the Corporate segment totaled R$41 million, R$19 million referring to donations made in the period, other expenses related to specialized advisory services (McKinsey, Albert Einstein Hospital, etc.), institutional communication campaign, tests run at units, among others. Excluding these effects, Adjusted EBITDA would come negative at R$14 million in 3Q20, composed of: (i) R$5 million of provision for civil and tax contingencies; (ii) R$6 million losses referring to divestments; and (iii) R$3 million from other items.

FINANCIAL PERFORMANCE

Net Operating Revenue (NOR)

Volumes - Thousand Tons	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Poultry (In Natura)	462	506	(8.7%)	458	1.0%
Pork and Others (In Natura)	84	66	26.5%	81	4.1%
Processed foods	494	468	5.4%	478	3.2%
Others Sales	72	63	13.6%	66	8.7%
Total	**1,112**	**1,104**	**0.7%**	**1,083**	**2.7%**
NOR (R$ Million)	**9,943**	**8,459**	**17.5%**	**9,104**	**9.2%**
Average Price (NOR)	8.94	7.66	16.8%	8.41	6.4%

[4] The result of "Other Segments" is composed of results in the following units: (i) Ingredients (solutions in natural and innovative ingredients for health and nutrition industries); (ii) Global Desk (area in charge of settling few *in natura* products, negotiation of energy agreements, among others); (iii) Pets (animal food for the Pet Food market through Güd and Balance brands); and (iii) Corporate (non-recurring corporate events, such as legal, tax provisions, Covid-19-related expenses, among others)

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	22

In 3Q20, net revenue totaled R$9.9 billion, up 17.5% y-o-y, reflecting: (i) an improved business performance in the Brazil Segment, which recorded a volume growth of 3.3% y-o-y, and a combination of a mix of products and prices (+16.8% y-o-y); (ii) 13.5% y-o-y increase in net revenue from the International Segment, mainly boosted by performances in Asia and Halal DDP, and exchange rate depreciation effects.

Hedge accounting strategy

BRF's Financial Risk Management Policy ("PGRF") sets forth the guidelines relating to its financial risk management, mainly focused on market risk, counterparties, and liquidity. This policy aims at bringing stability and predictability to the Company's results, reducing volatility and the "Net Income at Risk". Management is aligned with the dynamics of a value-added food company.

The exposure of operational result derives from the projection of income and expense directly and indirectly indexed to foreign currency. The direct exposure derives from income and expense originated in these currencies, such as exports, for instance. The indirect exposure refers to the amounts denominated in Brazilian Reais, with the indirect influence of the exchange rate when defining prices and costs. To mitigate and control these risks, assessment, and control procedures are executed, considering (i) the periodic calculation of net operational result exposure in foreign currency; (ii) the validation of exports coverage, retrospectively and prospectively, with sufficient margin to absorb eventual market fluctuations; (iii) the continued monitoring of instruments amortization flow; and (iv) the monitoring and quantification of limits, adopting proprietary methodologies and its effects on the Company's financial statements.

The position settled during 3Q20 was established over 12 months before its settlement, and the contract timeframe has been defined by the Company.

Cash Flow Hedge - Build-up of Derivatives Instruments Settled in 3Q20
Thousand USD
BRL/USD
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
3Q19
4Q19
1Q20
2Q20
3Q20
245,000
264,000
316,000
597,000
655,174
4.047
4.193
4.301
4.954
4.979
4.164
4.031
5.199
5.476
5.641
Cummulative Notional Exposure
Avg. Strike Price
FX Rate - EoP

According to Note 24.4.2 of the Company's financial statements, the position falling due, aiming at protecting/ hedging operational result, remains consistent with is PGRF. Likewise, BRF did not amend its Policy, keeping the hedge timeframe, the financial instruments to be used, and continued improvement of its monitoring and control procedures.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	23

Cash Flow Hedge - Derivatives Instruments by Expiry Date
Thousand USD
BRL/USD
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
6.00
5.75
5.50
5.25
5.00
4.75
4.50
4.25
4.00
3.75
3.50
4.858
4.895
5.633
5.633
384,000
112,000
45,000
10,000
4Q20
1Q21
2Q21
3Q21
Notional to be Settled
Strike Price

The Company can make additional contracts for cash flow hedge, as provided for in its Policy, always backed by expected export volumes, and to the extent its probability increases, assuming a 12-month timeframe. For the purposes of cash flow hedge, we point out that its objective is to hedge its operational result and reduce volatility, not allowing, under any circumstance, the contract of derivative financial instruments for speculation purposes.

Cost of Sales (COGS)

COGS - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Cost of Goods Sold	(7,598)	(6,364)	19.4%	(7,125)	6.6%
R$/Kg	6.84	5.76	18.6%	6.58	3.9%

COGS per kg rose 18.6% y-o-y in 3Q20, reflecting grain average price increase (+37.6% y-o-y considering the three months preceding the end of the quarter[5]), as well as the exchange rate depreciation (+35.7% y-o-y in 3Q20) which impacted acquisition costs of inputs and supplies. It is worth noting that, according to Embrapa (Brazilian Company of Agribusiness Research), poultry and swine production theoretical costs rose 31.3% and 33.2%[6] y-o-y in 3Q20, respectively. In the accumulated period since early 2019, we saw the ICP (production cost index) soaring nearly 31% for poultry and swine, versus an 18% increase in COGS/kg of the Company. The Company's grain strategy, which aims at ensuring costs below the market and contributing to achieving healthy margins, comprises increasing storage capacity, operating efficiency, and ideal occupation level, besides potentializing the consumption of alternative inputs, contributed to mitigate the impacts of higher commodities prices over production costs.

Production Cost Index (ICP) Embrapa vs. BRF Cost (COGS/kg) - Basis 100

[5] Spot average prices, considering 2/3 – corn and 1/3 – soybean bran – Esalq/B3.

[6] Variation in the average production cost index of Embrapa (ICPPoultry and ICPSwine) between 3Q19 and 3Q20.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	24

131
121
118
113
113
106
106
100
99
101
99
102
Embrapa's Costs
COGS/KG BRF
1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20

Also, the costs to fight the impact of Covid-19 on our operations totaled R$99 million. However, these increases were partially mitigated by savings obtained with the Expense Matrix Management program (GMG), globally, in which 19 expense packages are managed by multidisciplinary teams under centralized coordination. Besides savings generated by GMG, which totaled approximately R$280 million in 9M20, the Company periodically analyzes the management maturity level through the MMGP-Prado method, implemented with the support of Consultoria Falconi.

Gross Profit

Gross Profit - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Gross Profit	**2,344**	**2,096**	**11.9%**	**1,979**	**18.5%**
Gross Margin (%)	23.6%	24.8%	(1.2) p.p.	21.7%	1.8 p.p.

Gross margin was 23.6% (-1.2 p.p. y-o-y) in 3Q20, affected by higher costs during the quarter, especially those related to prevent and fight the impact of Covid-19 on our operations, raised costs by R$99 million. Excluding these costs, gross margin would have reached 24.6% in 3Q20, slightly lower than the level seen in 3Q19 and substantially higher than the 2Q20, also excluding the effects of Covid-19 (23.6%).

Operating Expenses

Operating Expenses - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Selling Expenses	**(1,370)**	**(1,177)**	**16.4%**	**(1,340)**	**2.2%**
% of the NOR	(13.8%)	(13.9%)	0.1 p.p.	(14.7%)	0.9 p.p.
General and Administrative Expenses	**(217)**	**(142)**	**53.4%**	**(190)**	**14.1%**
% of the NOR	(2.2%)	(1.7%)	(0.5) p.p.	(2.1%)	(0.1) p.p.
Operating Expenses	**(1,587)**	**(1,318)**	**20.4%**	**(1,530)**	**3.7%**
% of the NOR	(16.0%)	(15.6%)	(0.4) p.p.	(16.8%)	0.8 p.p.

Operating expenses increased by 20.4% y-o-y in 3Q20, on account of (i) expenses relating to prevention and fight against the effects of Covid-19 on our operations, totaling R$46 million; (ii) higher expenses denominated in Brazilian Reais in the international market, due to depreciated exchange rate; and (iii) higher expenses due to marketing campaigns not executed in the first half, which were postponed due to the pandemic. However, total expenses, as a percentage of net revenue, came in line in the q-o-q comparison, reflecting a stricter control of expenses in the period.

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Other Operational Results

Other Operating Results - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Other Operating Results	**(13)**	**289**	**n.m.**	**139**	**n.m.**
% of the NOR	(0.1%)	3.4%	n.m.	1.5%	n.m.

In 3Q20, we recorded a net negative result of R$13 million under "Other Operational Results", which includes tax recoveries, especially referring to PIS and COFINS over marketing expenses, rebates and benefits, offset by other provisions for civil and tax contingencies, employee benefits, employee and management profit sharing, asset retirement expenses, among others.

Financial Result

Financial Results R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Net Interest	(489)	(488)	0.1%	(304)	60.6%
Interest over assets and Net Liabilities	(332)	(328)	1.2%	(304)	9.0%
Costs over Debt Anticipation	(157)	(160)	(2.1%)	-	n.m.
Adjusted Present Value	(110)	(80)	37.7%	(91)	21.2%
Net Charges on Rights and Obligations	(92)	397	(123.1%)	(85)	8.5%
Interest on Rights	**32**	**558**	**(94.2%)**	**32**	**0.8%**
Interest over ICMS based on PIS/COFINS	-	515	n.m.	-	n.m.
Other Rights	32	43	(24.7%)	32	0.8%
Charges on Obligations	**(124)**	**(161)**	**(23.2%)**	**(116)**	**6.4%**
Actuarial Liabilities	(10)	-	n.m.	(10)	(2.2%)
Contigent Liabilities	(25)	(69)	(63.7%)	(29)	(13.2%)
IFRS 16	(51)	(38)	33.7%	(52)	(1.7%)
Commission and other charges	(38)	(54)	(29.9%)	(26)	48.2%
Exchange Rate Variation and Fair Value (MtM)	118	16	615.5%	(74)	(259.5%)
Exchange Rate Variation (Assets and Liabilities)	99	63	56.7%	(55)	n.m.
Hedge Accounting Ineffectiveness (Cash Flow)	1	2	(65.4%)	(6)	(111.3%)
Net Investment Hedge Ineffectiveness	2	-	n.m.	-	n.m.
Fair Value of other Derivatives	16	(48)	n.m.	(13)	n.m.
Other Financial Results	136	(102)	n.m.	363	n.m.
Argentinian Hyperinflation	(2)	(6)	(72.5%)	23	n.m.
Liabilities with Minorities	143	(80)	n.m.	338	(57.5%)
IOF and PIS/COFINS over Financial Results	(3)	(31)	(89.8%)	(3)	(6.8%)
Other Effects	(3)	15	n.m.	6	n.m.
Net Financial Results	**(436)**	**(257)**	70.0%	**(190)**	129.3%

The main components were grouped into the following categories:

(i) **Net Interest** on gross debt and cash and derivatives amounted to a net expense of R$489 million in 3Q20, in line with 3Q19. The average DI reduction seen in the period (6.0% in 3Q19 vs. 2.0% in 3Q20), positively impacting fixed interest rates in Brazilian Reais was not sufficient to offset higher interest expense relating to indebtedness denominated in foreign currency, due to the exchange rate depreciation (average exchange rate of R$4.02/US$ in 3Q19 vs. R$5.44/US$ in 3Q20). Also, we could see lower derivatives interest expenses, coupled with a reduction of DI spread vs. exchange coupon (interest rate difference).

(ii) **Adjustment to Present Value (APV)** totaled expenses of R$110 million in 3Q20, R$30 million higher than in 3Q19, reflecting a higher balance of suppliers in the q-o-q comparison. The APV refers to the net financial income (expense) linked to customers' and suppliers' accounts. This amount is offset in the gross profit.

(iii) **Net Charges on Rights and Obligations** amounted to an expense of R$92 million in 3Q20, vs. revenue of R$397 million in 3Q19, mainly owing to (i) interest income over ICMS in the calculation basis of PIS/COFINS at R$515 million in 3Q19; (ii) lower revenue from Other Rights of R$11 million; (iii) lower expenses with commissions and other charges at R$16 million; and (iv) other effects that decreased charges over obligations at R$21 million.

(iv) **Exchange Rate Variation and Fair Value (MtM)** totaled an income of R$118 million in 3Q20 vs. an income of R$16 million in 3Q19, reflecting: (i) higher income from exchange rate variation over assets and liabilities denominated in foreign currency of R$36 million, net of result from derivative financial instruments; and (ii) higher income from adjustments to the market value of derivative financial instruments totaling R$64 million.

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(v) **Other Financial Results** totaled a gain of R$136 million in 3Q20 compared to an expense of R$102 million in 3Q19. The variation was mainly due to the net effect of R$224 million, in the y-o-y comparison, deriving from measurement at the fair value of business combination put option (Banvit put option) according to the Notes 24.8 and 28 of the Interim Financial Information (ITR).

Net Income (Loss)

Net Income / (Loss) - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Consolidated Net / (Loss) Income - Continued Op.	**219**	**446**	**(50.9%)**	**307**	**(28.8%)**
Net Margin (%)	2.2%	5.3%	(3.1) p.p.	3.4%	(1.2) p.p.
Consolidated Net / (Loss) Income - Total Consolidated	**219**	**304**	**(28.2%)**	**307**	**(28.8%)**

The Company posted a net income for continuing operations of R$219 million in 3Q20, -50.9% y-o-y. The y-o-y comparison is affected by the higher generation of tax credits in 3Q19. However, it is worth noting the evolution of operating performance reflected in margins, partially offset by expenses to fight the impacts of Covid-19, of R$145 million and higher net financial expenses. Excluding the impacts of Covid-19 on the quarterly result, net income would total R$327 million.

Covid-19 Expenses

The pandemic of Covid-19 poses great challenges, and we promptly and consistently acted to protect our employees, outsourced workers, and maintain our production levels. We innovated by negotiating a Commitment Agreement with the Labor Prosecution Office, complementing our commitment to always adopt the best practices to preserve health, wellness, and productivity.

We keep focused on safe food production, protecting our employees, especially those at the higher risk group, and supporting the communities in which we operate, our customers, and suppliers. We have been working as a benchmark and example of good practices in this area.

In 3Q20, we continue carrying out actions with a focus on our employees' health and wellness, such as (i) replacement of fabric face masks with PFF2 in more critical activities of our operations; (ii) a task force to evaluate services and assure effective protocols at our units; and (iii) improved virus screening tests with sample testing of asymptomatic patients in certain locations.

In 3Q20, expenses to fight the impacts of Covid-19 on the Company's businesses, as detailed in Note 1.4 of the interim financial statements (ITR), are listed below:

R$ Million	Total	Brazil	Halal DDP	Asia	Direct Exp.	Corporate
Additional personnel expenses	31	18	4	4	3	-
Prevention and control expenses	56	35	6	8	6	-
Donations	19	-	0	0	-	18
Logistics	4	4	0	0	-	-
Others	36	8	2	2	2	22
Total	**145**	**65**	**13**	**15**	**12**	**41**

Additional personnel expenses: these mainly include weekly recognition, temporary workers, and overtime;

Prevention and control expenses: these mainly include, personal protection equipment (PPE), additional chartered buses for employees, healthcare plan, dining hall adequacy, testing, control of temperature, among others;

Donations: food, PPEs, tests for Covid-19, containment and prevention actions, support to research and development, among others.

Logistics: increase in the primary and secondary agribusiness transportation fleet, extra daily rates in primary logistics, additional exports, and fuel expenses.

Others: expenses related to specialized advisory services, Covid testing, institutional campaigns, raw material losses, attorneys, travels, among others, net of loan losses expected and recorded in 3Q20.

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Adjusted EBITDA

EBITDA - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Consolidated Net (Loss)	**219**	**446**	**(50.9%)**	**307**	**(28.8%)**
Income Tax and Social Contribution	89	364	(75.5%)	90	n.m.
Net Financial	436	257	70.0%	190	129.3%
Depreciation and Amortization	612	575	6.3%	590	3.7%
EBITDA	**1,356**	**1,641**	**(17.4%)**	**1,177**	**15.2%**
EBITDA Margin (%)	13.6%	19.4%	(5.8) p.p.	12.9%	0.7 p.p.
Impacts of Carne Fraca/Trapaça operations	4	16	(74.6%)	11	(62.6%)
Corporate Restructuring	-	(1)	n.m.	(0)	n.m.
Tax recoveries	(68)	(25)	(167.4%)	(153)	(55.5%)
Non controlling shareholders	(2)	(10)	(81.7%)	(3)	41.1%
Business Disposal	27	0	n.m.	-	n.m.
Others	0	(11)	100.1%	(0)	n.m.
Adjusted EBITDA	**1,317**	**1,609**	**(18.2%)**	**1,031**	**27.7%**
Adjusted EBITDA Margin (%)	**13.2%**	**19.0%**	**(5.8) p.p.**	**11.3%**	**1.9 p.p.**
ICMS PIS/COFINS Impact	-	467	n.m.	-	n.m.
EBITDA Adjusted Ex-Tributary Effects*	**1,317**	**1,142**	**15.3%**	**1,031**	**27.7%**
EBITDA Adjusted Margin Ex-Tributary Effects* (%)	**13.2%**	**13.5%**	**(0.3) p.p.**	**11.3%**	**1.9 p.p.**

** Excluding ICMS contingent tax assets/liabilities over the calculation basis of PIS/Cofins and ICMS over Staple Basket, as reported in 3Q19*

*** R$15 million of additional write-off of assets due to the conclusion of the sale of Várzea Grande plant and R$12 million expenses to conclude non-compete tax to the Company in the sale of businesses in Europe and Thailand*

Reflecting the Company's consistent strategy and confirming its capacity of execution, despite an extremely adverse and challenging scenario, the Adjusted EBITDA Ex-Tax Effects increased 15.3% to R$1,317 million in 3Q20. Excluding the expenses relating to prevention and fight against the impacts of Covid-19 on the Company's operations, as previously mentioned, totaled R$145 million, the y-o-y increase would be 28.0%, with an EBITDA of R$1,462 million.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

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WORKING CAPITAL AND FINANCIAL CYCLE

The Company's financial cycle totaled 13.9 days in 3Q20, a 4.2-day reduction compared to 3Q19, considering continuing operations. This reduction is mainly due to the higher average term of payment to suppliers, which reflects the Company's commitment to discipline when managing working capital, optimizing the cash conversion of its operating income.

Financial Cycle (end of the period – Continuing Operations): Customers + Inventories[7] - Suppliers

28.6
24.3
28.2
16.2
17.1
20.1
18.1
15.4
16.8
17.4
13.9
8.55%
7.51%
8.17%
5.16%
5.19%
5.96%
5.28%
5.36%
5.55%
5.48%
4.70%
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20
Working Capital / NOR
Financial Cycle (days)

[7] Includes current biological assets

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MANAGERIAL CASH FLOW

Operating cash flow amounted to R$1,770 million in 3Q20 vs. cash flow generation of R$1,930 million in the same period last year. A higher working capital efficiency in suppliers and taxes, partially offset the EBITDA reduction seen in the y-o-y comparison.

The cash flow from investments totaled -R$658 million in 3Q20 vs. -R$377 million in 2019, on the back of higher investments in business growth, highlighting the expansion of manufacturing capacity to meet demand.

The financial cash flow totaled -R$125 million in 3Q20 vs. -R$189 million in 3Q19, due to lower interest rates in the domestic market and higher income proportional to balance sheet hedging derivatives, besides higher gains with exchange rate variation over cash.

Lastly, free cash flow totaled R$987 million in 3Q20 vs. R$1,364 million in 3Q19.

Million BRL	3Q20	3Q19	2Q20	2020 LTM
EBITDA	**1,356**	**1,641**	**1,177**	**5,042**
Total Working Capital	**414**	**289**	**241**	**734**
Cash Flow from Operating Activities	**1,770**	**1,930**	**1,418**	**5,776**
CAPEX with IFRS16	(662)	(439)	(582)	(2,292)
Cash Flow from Operations with Capex	**1,108**	**1,491**	**836**	**3,484**
M&A and Sale of Assets	4	61	(6)	36
Cash Flow from Investments	**(658)**	**(377)**	**(588)**	**(2,256)**
Cash Flow from Financing Activities	**(125)**	**(189)**	**(23)**	**934**
Free Cash Flow	**987**	**1,364**	**807**	**4,454**
New Debt Amortizantions	587	(690)	1,009	251
Shares Buyback	-	-	(106)	(106)
Cash Variations	**1,575**	**674**	**1,709**	**4,599**

Million BRL	3Q20	3Q19	2Q20	2020 LTM
Cash and Cash Equivalents - Initial	**10,697**	**6,999**	**8,988**	**7,672**
Cash Variation	1,575	674	1,709	4,599
Cash and Cash Equivalents - Final	**12,272**	**7,672**	**10,697**	**12,272**
Total Debt - Initial	**26,008**	**20,898**	**24,577**	**21,458**
New Debt/Amortization	587	(690)	1,009	251
FX Variation on Total Debt	508	836	924	4,642
Debt Interest and Derivatives	(275)	413	(501)	477
Total Debt - Final	**26,829**	**21,458**	**26,008**	**26,829**
Net Debt	**14,557**	**13,785**	**15,311**	**14,557**

** Amounts referring to Derivatives that compose the variation in the balance of gross debt in 3Q20 are mainly associated with hedging operating exposure in the next 12 months, as provided for in the Financial Risk Management Policy.*

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	30

INDEBTEDNESS

R$ Million	In 09.30.2020			In 12.31.2019	
Debt	**Current**	**Non-current**	**Total**	**Total**	**Δ %**
Local Currency	(3,444)	(6,849)	(10,293)	(7,614)	35.2%
Foreign Currency	(1,748)	(14,788)	(16,536)	(11,160)	48.2%
Gross Debt	**(5,192)**	**(21,637)**	**(26,829)**	**(18,774)**	**42.9%**
Cash Investments*					
Local Currency	3,753	70	3,823	2,051	86.4%
Foreign Currency	8,112	337	8,449	3,454	144.6%
Total Cash Investments	11,865	407	12,272	5,505	122.9%
Net Debt	**6,673**	**(21,231)**	**(14,557)**	**(13,269)**	**9.7%**

** Cash considered is comprised of Cash and Cash Equivalents, Financial Investments, Restricted Cash, and Derivative Financial Assets*

Total gross indebtedness of continuing operations in the amount of R$26,829 million, as reported above, includes the item Derivative Financial Instruments Liabilities at current and non-current, totaling R$815 million, according to Note 24.5 of the Interim Financial Information (ITR). Adjusted gross leverage ended 3Q20 at 5.35x vs. 4.52x in the same period last year. Funding totaled R$5,309 million and settlements totaled R$4,721 million in 3Q20, reflecting continued indebtedness optimization. Also, the average term of indebtedness was extended to 7.5 years in 3Q20, a 3-year increment from 3Q19.

The Company's net debt totaled R$14,557 million in 3Q20, R$772 million higher than 3Q19, mainly reflecting: (i) non-cash effects over gross debt, such as the exchange rate variation of R$4,642 million and liabilities derivatives of R$408 million[8], and (ii) free cash generation of R$4,454 million, versus 3Q19. Thus, the Company's net leverage, measured by the ratio between the net debt and LTM Adjusted EBITDA, reached 2.90x in 3Q20, in line with 2.90x in 3Q19. Only as a reference, should we apply the net indebtedness/Adjusted EBITDA ratio of the last 12 months, considering the exchange rate of September 30, 2020 (R$5.64) over net debt and the weighted average exchange rate (R$4.78) over Adjusted EBITDA in the last 12 months, net leverage in US dollars would be 2.46x in 3Q20, versus 2.73x in 3Q19, under the same criterion.

The Company reiterates that it does not have financial leverage covenants.

Cash Flow from Operating Activities: +R$5,776 millions
Cash Flow from Invest.: -R$-2,256 millions
Cash Flow from Financing Activities: +R$934 millions
13,785
(5,042)
(734)
2,292
(36)
(953)
1,240
(1,221)
5,120
106
14,557
Regular Hedge:
Derivatives: R$1.6 bi
Debt's FX: R$4.6 bi
Derivatives: R$0.4 bi
Real Net Debt 3Q19
Company's EBITDA
Working Capital & Other Variations
CAPEX
M&As
Financials (Cash)
Net Interest (Cash)
FX Variation on Cash and Applications
FX Variation and Interest on Debt and Derivatives
Shares Buyback
Real Net Debt 3Q20

INVESTMENTS (CAPEX)

Investments made in the quarter amounted to R$662 million, or a 51% increase from 3Q19, of which R$252 million was allocated to growth, efficiency, and support; R$248 million to biological assets and R$161 million to leasing and others.

---

[8] Derivatives relating to the operational result exposure in the next 12 months (hedge accounting), which impacts the item "Other Comprehensive Income" under shareholders' equity.

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BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	31

CAPEX - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Growth	142	18	688.9%	86	65.1%
Efficieny	12	9	33.3%	14	(14.3%)
Support	98	67	46.3%	103	(4.9%)
Biological Assets	248	198	25.3%	236	5.1%
Commercial Lease and Others	161	48	235.4%	144	11.8%
Total	**662**	**439**	**50.8%**	**582**	**13.7%**

The main projects in 3Q20 included:

- **Growth:**

(i) Projects to meet the demand for industrialized products in the Domestic Market, highlighting investments in the new plant Seropédica-RJ, and increase capacity of Uberlândia-MG and Tatuí-SP;
(ii) Measures to increase the production of *in natura* items to meet the demand of the domestic and foreign markets, highlighting investments in adjustments to Mineiros-GO, Buriti Alegre-GO and Nova Mutum – MT units (underway);
(iii) Project to increase egg production in Uberlândia-MG.

- **Efficiency:**

(i) Projects connected with the 4.0 Industry Program in chicken slaughtering units;
(ii) Projects to increase operating efficiency (ex. higher yield in the production process), aiming at diluting fixed costs and reducing expenditures;
(iii) Energy efficiency projects for production units.

- **Support/IT:**

(i) Projects to replace industrial assets;
(ii) Improvements in working conditions for employees in the production process;
(iii) Optimization projects and control of processes related to the commercial and supply chain areas;
(iv) IT projects to meet the Compliance, Corporate Governance, Human Resources policy requirements;
(v) Renewal of licenses necessary to maintain the Company's activities concerning information technology.

- **Support/Quality**:

(i) Projects to improve control and quality processes in meatpacking units, factories, and farms.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	32

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company reports that its policy of engagement of services unrelated to the external audit is based on principles that protect auditor independence.

Pursuant to CVM Instruction No. 381/03, in the quarter ended September 30, 2020, KPMG Auditores Independentes was not engaged in providing services unrelated to external audits.

Pursuant to CVM Instruction No. 480/09, the Company's management states that at a meeting held on 11/09/20 it discussed, reviewed, and agreed with the information included in the independent auditor's review of the 3Q20 interim financial information.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	33

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Net Operating Revenues	9,943	8,459	17.5%	9,104	9.2%
Cost of Sales	(7,598)	(6,364)	19.4%	(7,125)	6.6%
% of the NOR	(76.4%)	(75.2%)	(1.2) p.p.	(78.3%)	1.8 p.p.
Gross Profit	**2,344**	**2,096**	**11.9%**	**1,979**	**18.5%**
% of the NOR	23.6%	24.8%	(1.2) p.p.	21.7%	1.8 p.p.
Operating Expenses	**(1,587)**	**(1,318)**	**20.4%**	**(1,530)**	**3.7%**
% of the NOR	(16.0%)	(15.6%)	(0.4) p.p.	(16.8%)	0.8 p.p.
Selling Expenses	**(1,370)**	**(1,177)**	**16.4%**	**(1,340)**	**2.2%**
% of the NOR	(13.8%)	(13.9%)	0.1 p.p.	(14.7%)	0.9 p.p.
Fixed	(844)	(724)	16.6%	(794)	6.3%
Variable	(526)	(453)	16.2%	(546)	(3.6%)
General and Administrative Expenses	**(217)**	**(142)**	**53.4%**	**(190)**	**14.1%**
% of the NOR	(2.2%)	(1.7%)	(0.5) p.p.	(2.1%)	(0.1) p.p.
Honorary of our Administrators	(12)	(10)	22.5%	(17)	(28.6%)
% of the NOR	(0.1%)	(0.1%)	(0.0) p.p.	(0.2%)	0.1 p.p.
General and Administrative	(205)	(132)	55.7%	(173)	18.4%
% of the NOR	(2.1%)	(1.6%)	(0.5) p.p.	(1.9%)	(0.2) p.p.
Operating Income	**757**	**777**	**(2.6%)**	**449**	**68.8%**
% of the NOR	7.6%	9.2%	(1.6) p.p.	4.9%	2.7 p.p.
Other Operating Results	**(13)**	**289**	**n.m.**	**139**	**n.m.**
Equity Income	-	**(1)**	**n.m.**	-	**n.m.**
EBIT	**744**	**1,066**	**(30.2%)**	**587**	**26.7%**
% of the NOR	7.5%	12.6%	(5.1) p.p.	6.4%	1.0 p.p.
Net Financial Income	**(436)**	**(257)**	**70.0%**	**(190)**	**129.3%**
Income before Taxes	**308**	**809**	**(62.0%)**	**397**	**(22.5%)**
% of the NOR	3.1%	9.6%	(6.5) p.p.	4.4%	(1.3) p.p.
Income Tax and Social Contribution	(89)	(364)	(75.5%)	(90)	(0.9%)
% of Income before Taxes	(28.9%)	(44.9%)	(35.7%)	(22.6%)	(6.3) p.p.
Consolidated Net Income (Loss) - Continued Operations	**219**	**446**	**(50.9%)**	**307**	**(28.8%)**
% of the NOR	2.2%	5.3%	(3.1) p.p.	3.4%	(1.2) p.p.
Consolidated Net Income (Loss) - Total Consolidated	**219**	**304**	**(28.2%)**	**307**	**(28.8%)**
% of the NOR	2.2%	3.6%	(1.4) p.p.	3.4%	(1.2) p.p.
EBITDA	**1,356**	**1,641**	**(17.4%)**	**1,177**	**15.2%**
% of the NOR	13.6%	19.4%	(5.8) p.p.	12.9%	0.7 p.p.
Adjusted EBITDA	**1,317**	**1,609**	**(18.2%)**	**1,031**	**27.7%**
% of the NOR	13.2%	19.0%	(5.8) p.p.	11.3%	1.9 p.p.

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	34

BALANCE SHEET

Balance Sheet - R$ Million	09.30.20	06.30.20
Assets		
Current Assets		
Cash and Cash Equivalents	11,399	9,671
Financial Investments	313	337
Accounts Receivable	2,895	2,849
Recoverable Taxes	404	704
Inventories	6,337	5,103
Biological Assets	1,903	1,883
Other Financial Assets	153	244
Other Receivables	340	302
Anticipated expenses	155	200
Restricted Cash	0	0
Current Assets held to sale	36	42
Total Current Assets	**23,935**	**21,336**
Non-Current Assets		
Long-term assets	9,590	9,812
Cash Investments	382	415
Accounts and other Receivable	57	63
Judicial Deposits	565	561
Biological Assets	1,169	1,146
Recoverable Taxes	5,315	5,347
Deferred Taxes	1,999	2,180
Restricted Cash	24	24
Other Receivables	77	71
Other Financial Assets	0	5
Permanent Assets	17,657	17,760
Investments	19	18
Property, Plant and Equipment	12,227	12,266
Intangible	5,411	5,477
Total Non-Current Assets	**27,247**	**27,572**
Total Assets	**51,182**	**48,909**

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	35

Balance Sheet - R$ Million	09.30.20	06.30.20
Liabilities and Equity		
Current Liabilities		
Loans and Financing	4,398	4,072
Suppliers*	8,425	7,043
Supply Chain Risk	1,121	982
Payroll and Mandatory Social Charges	1,089	1,009
Taxes Payable	362	490
Other Financial Liabilities	793	1,101
Provisions	1,072	1,139
Employee Pension Plan	98	98
Other Liabilities	753	953
Total Current Liabilities	**18,112**	**16,886**
Non-Current Liabilities		
Loans and Financing	21,616	20,792
Suppliers*	2,079	2,169
Taxes and Social Charges Payable	177	183
Provision for Tax, Civil and Labor Contingencies	743	710
Deferred Taxes	129	121
Employee Pension Plan	676	654
Other Liabilities	308	349
Total Non-Current Liabilities	**25,728**	**24,977**
Total Liabilities	**43,840**	**41,863**
Shareholders' Equity		
Capital Stock	12,460	12,460
Capital Reserves	141	147
Other Related Results	(1,868)	(1,937)
Retained Profits	(3,522)	(3,739)
Treasury Shares	(124)	(138)
Non-Controling Shareholders	255	252
Total Shareholders' Equity	**7,342**	**7,045**
Total Liabilities and Shareholders	**51,182**	**48,909**

** Includes R$ 326 million of leases, as presented in the Company's Financial Statements*

BRF S.A. | MANAGEMENT REPORT ON 3Q20 RESULTS

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	36

1.	COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix and Banvit, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	37

1.1.	Equity interest

				% equity interest
Entity		Main activity	Country (1)	09.30.20	12.31.19
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	99.90	99.90
BRF Global Company Nigeria Ltd.	(a)	Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.	(a)	Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	0.10	0.10
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
BRF Hungary LLC	(c)	Import and commercialization of products	Hungary	-	100.00
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	99.00	99.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.		Holding	Argentina	5.00	5.00
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.		Holding	Argentina	95.00	95.00
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
Perdigão International Ltd.		Import and export of products	Cayman Island	100.00	100.00
BFF International Ltd.	(f)	Financial fundraising	Cayman Island	-	100.00
Highline International	(g)	Financial fundraising	Cayman Island	-	100.00
Sadia Overseas Ltd.	(e)	Financial fundraising	Cayman Island	-	100.00
ProudFood Lda		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
BRF Global Namíbia	(a)	Import and commercialization of products	Namibia	100.00	100.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
BRF Austria GmbH		Holding	Austria	100.00	100.00
One Foods Holdings Ltd		Holding	UAE	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	49.00	49.00
Badi Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products	(b)	Import and commercialization of products	Saudi Arabia	100.00	75.00
BRF Al Yasra Food K.S.C.C. ("BRF AFC")		Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")		Import, commercialization and distribution of products	Oman	70.00	70.00
FFM Further Processing Sdn. Bhd.	(d)	Industrialization, import and commercialization of products	Malaysia	-	70.00
FFQ GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik ÜretimLtd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	0.01	0.01
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE		Marketing and logistics services	UAE	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	99.99	99.99
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC		Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.94	99.94
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
PP-BIO Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	38

				% equity interest
Entity		Main activity	Country (1)	09.30.20	12.31.19
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00	100.00
Sadia Chile S.A.		Import, export and marketing of products	Chile	60.00	60.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	5.10	5.10
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	1.00	1.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	94.90	94.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.06	0.06
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	0.01	0.01

(1)	UAE – United Arab Emirates

(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	On April 21, 2020, Badi Ltd. acquired the non-controlling portion of Al-Wafi Al-Takamol International for Foods Products by the amount equivalent to R$100,390 (USD 19,000).
(c)	On June 10, 2020, BRF Hungary LLC was dissolved.
(d)	On June 24, 2020, BRF Foods GmbH sold all shares held of FFM Further Processing Sdn. Bhd to FFM Berhad for the amount equivalent to R$38,546 (USD7,350). The amount received is presented in the Investing Activities on the Statement of Cash Flows.
(e)	On July 8, 2020, Sadia Overseas Ltd. was liquidated.
(f)	On October 22, 2020 the subsidiary BFFI International Ltd. was dissolved.
(g)	On November 5, 2020 the subsidiary Highline International was dissolved.

On August 20, 2019, the Company’s wholly-owned subsidiary Badi Limited executed a Share Purchase Agreement with Al Takamul International Company for Commercial Investment Limited for the purchase of the remaining 25% of the capital stock owned by non-controlling shareholders in Al Wafi Al Takamul International Company for Food Products Limited (“Wafi”), a company incorporated in the Kingdom of Saudi Arabia responsible for distributing BRF products in that country. The transaction closed on April 21, 2020 for an amount equivalent to R$100,390 thousand (USD19,000 thousand), at which point Wafi became a wholly-owned subsidiary of Badi Limited. The amount paid is presented in the Financing Activities on the Statement of Cash Flows and the difference between the amount paid and the book value of the participation in the subsidiary was recorded in Capital Reserves, in the amount of R$50,945.

On May 07, 2020, the Company executed a share purchase agreement with Hungry Bunny Limited and others, establishing the terms and conditions for the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory, a food processing company in Saudi Arabia. The transaction considered an enterprise value equivalent to R$45,126 (USD8,000). The closing of this transaction is subject to the satisfaction of conditions precedent applicable to transactions of this nature, including the approval by regulatory authorities.

Except for the associates PP-BIO and PR-SAD in which the Company records the investments by the equity method, all other entities shown in the table above were consolidated.

1.2.	Investigations involving BRF

The Company has been subject to two external investigations, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed below. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees in the scope of the aforementioned operations and other ongoing investigations.

The main impacts observed as result of the referred investigations were recorded in other operating expenses in the amount of R$10,207 for the nine-month period ended on September 30, 2020 (R$58,397 in the same period of the previous year) and R$4,027 for three-month period ended on September 30, 2020 (R$15,850 in the same period of the previous year) mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already registered, there are uncertainties about the outcome of these operations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses.

The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	39

1.2.1.	Carne Fraca Operation

On March 17, 2017, BRF became aware of a decision issued by a judge of the 14th Federal Court of Curitiba - Paraná, authorizing the search and seizure of information and documents, and the detention of certain individuals in the context of the Carne Fraca Operation. Two BRF employees were detained and subsequently released, as well as three others were identified for questioning.

In April 2017, the Brazilian Federal Police and the Brazilian federal prosecutors filed charges against BRF employees, which were accepted by the judge responsible for the process, and its main allegations in this phase involved misconduct related to improper offers and/or promises to government inspectors.

On June 04, 2018, the Company was informed about the establishment of a responsibility administrative process (“PAR”) by the Office of the Comptroller General (“CGU”), under the Law Nº 12,846/2013 (“Anti-corruption Law”), which aims to verify eventual administrative responsibilities related to the facts object of the criminal lawsuit Nº 5016879-04.2017.4.04.7000, (“Criminal Lawsuit”) in progress under the 14th Federal Court of the subsection of Curitiba/PR, as a consequence of the Carne Fraca Operation.

BRF has informed certain regulators and governmental entities, including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) about the Carne Fraca Operation and is cooperating with such authorities, which are conducting their own investigations.

On September 28, 2018, the sentence of the Criminal Lawsuit in first instance was published, discharging one of the BRF employees and convicting a former employee for six months of detention with the possibility of substitution for a right-restricting penalty. The Brazilian federal prosecutors presented appeal to the first instance decision. Since then, the appeal is being analyzed by the Federal Regional Court of the 4th region.

1.2.2.	Trapaça Operation

On March 5, 2018, the Company learned of a decision issued by a judge of the 1st Federal Court of Ponta Grossa/PR, authorizing the search and seizure of information and documents due to allegations involving misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs. Such operation was denominated as Trapaça Operation. On March 5, 2018, BRF received notice from the Ministry of Agriculture, Livestock and Food Supply (“MAPA”) immediately suspending exports from its Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 12 countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum.

On May 14, 2018, the Company received the formal notice that twelve plants located in Brazil were removed from the list that permits imports of animal origin products by the European Union’s countries. The measure came into force as of May 16, 2018 and affects only the plants located in Brazil and which have export licenses to the European Union, not affecting the supply to other markets or other BRF plants located outside Brazil and that export to the European market.

On October 15, 2018, the Federal Police Department submitted to the 1st Federal Criminal Court of the Judicial Branch of Ponta Grossa – PR the final report of its investigation in connection to the Trapaça Operation. The police inquiry indicted 43 people, including former key executives of the Company.

On December 04, 2019, the Public Prosecution filed charges against eleven people related to allegations about Premix (compound of vitamins, minerals, and amino acids for the inclusion of micro ingredients in the feed for the ideal nutrition of the animals) as outcome of the Trapaça Operation. No administration member, director or executive in current management position has been identified.

BRF informed certain regulators and government entities, including SEC and DOJ about the Trapaça Operation and has been cooperating with such authorities, which are conducting their own investigations.

1.2.3.	Governance enhancement

The Company is cooperating with the investigations and collaborates to the clarification of the facts. The Company has been taking actions to strengthen the compliance with its policies, procedures and internal controls. In this sense, the Company has decided to move away, independently of the results of the investigations, all employees mentioned in the Federal Police’s final report of the Trapaça Operation until all facts are clarified.

The Company believes that its efforts strengthens and consolidates its governance to ensure the highest levels of safety standards, integrity and quality.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	40

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) continuous strengthening of the Compliance, Internal Audit and Internal Controls departments, (iii) review and issuance of new policies and procedures specifically related to applicable anticorruption laws, (iv) review and enhancement of the procedures for reputational verification of business partners, (v) review and enhancement of the processes of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) review and issuance of new consequence policy for misconduct.

1.3.	U.S. Class Action

On March 12, 2018, a shareholder class action lawsuit was filed against the Company, some of its former managers and one current officer before the United States Federal District Court in the city of New York, on behalf of holders of American Depositary Receipts (“ADR”) between April 4, 2013 and March 5, 2018. The suit alleged violations of the federal securities laws of the United States related to allegations concerning, among other matters, Carne Fraca Operation and Trapaça Operation. On July 2, 2018, that Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action. On October 25, 2019, the Court granted lead plaintiff leave to file a Fourth Amended Complaint, which was filed on November 8, 2019. On December 13, 2019, the served defendants filed a motion to dismiss. On January 21, 2020, the Lead Plaintiff filed its opposition motion and, on February 11, 2020, the defendants filed a response.

On March 27, 2020, the parties reached an agreement to settle this class action by payment of an amount equivalent to R$204,436 (USD40,000), to resolve all pending and prospective claims by individuals or entities who purchased or otherwise acquired BRF’s ADRs between April 4, 2013 and March 5, 2018. On May 27, 2020, the amount was transferred to an escrow account in the name of the lawyers of the Lead Plaintiff. On October 23, 2020, the agreement was approved by the United States District Court for the Southern District of New York.

The agreement does not constitute any admission of liability or wrongdoing by BRF or its executives and expressly provides that BRF denies any misconduct or that any plaintiff has suffered any damages or was harmed by any conduct alleged in this action.

The provision for the aforementioned amount was recognized in other operating expenses (note 27) in the first quarter of 2020.

1.4.	Coronavirus (COVID-19)

On January 31, 2020 the World Health Organization announced that the COVID-19 is a global health emergency and on March 11, 2020 declared it a global pandemic. The outbreak has triggered significant decisions from governments and private sector entities, which in addition to the potential impact, increased the uncertainty level for the economic agents and may cause effects in the amounts recognized in the financial statements.

BRF continues to operate its industrial complexes, distribution centers, logistics, supply chain and administrative offices, even if temporarily and partially under remote work regime in some of the corporate offices. Therefore, until the date of approval of the interim financial information, there has been no relevant change in its production plan, operation and/or commercialization. Additionally, management has developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants.

Due to the pandemic, the Company has incurred in losses and additional expenditures, mainly related to idleness, personnel, prevention, control and donations, as shown below:

		Consolidated
		2020
	Jul - Sep	Jan -Sep
Cost of sales	(99,019)	(273,308)
Selling expenses	(2,241)	(48,558)
General and administrative expenses	(43,911)	(69,976)
	(145,171)	(391,842)

Aiming to preventively strengthen its liquidity level, the Company contracted credit facilities with financial institutions in Brazil in the aggregate amount of, approximately, R$2,430,000 and average term of one year, without any financial

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	41

covenant clause. During July and August of 2020, the Company prepaid part of the referred credit facilities in the aggregated notional and interest amount of R$964,484 (note 15.4).

The management also understands that the projections of results and cashflows used for the impairment test of the cash generating units are still substantially adequate and there are no indications of possible impairment. Due to the high volatility and uncertainty around the length and the impact of the pandemic, the Company will keep monitoring the situation and evaluating the impacts on assumptions and estimates used in preparing our financial reporting.

1.5.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2020 occurred between April 24, 2020 and May 23, 2020.

Consequently to the pandemic, the behavior of the Company’s seasonality has circumstantially changed, due to the decreased movement of people, redirection of channels and changes in the consumption habits.

2.	BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The parent company’s and consolidated interim financial information were prepared in accordance with the CPC 21 (R1) – Interim Financial Statements and the IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board - IASB as well as with the standards issued by the Brazilian Securities and Exchange Commission. All the relevant information applicable to the interim financial information, and only them, are being evidenced and correspond to those used by administration in its management.

The parent company’s and consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”) and the disclosures of amounts in other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of the parent company’s and consolidated interim financial information require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The parent company’s and consolidated interim financial information were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)       derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)       share-based payments and employee benefits measured at fair value;

(iii)       biological assets measured at fair value; and

(iv)       assets held for sale in the cases the fair value is lower than historical cost.

The Company prepared parent company’s and consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities,

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	42

events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2019 (note 3), except for the income tax expense, which was calculated according to CPC 21 / IAS 34 by applying the estimated annual effective tax rate to the pre-tax profit or loss for the interim period.

There were no changes on such policies and estimates calculation methodologies. As allowed by CPC 21 / IAS 34, Management decided not to disclose again the details of the accounting policies adopted by the Company. Hence, the interim financial information should be read along with the annual financial statements for the year ended December 31, 2019, in order to allow the users to further understand the Company’s financial conditions and liquidity, as well as its capacity to generate profits and cash flows.

4.	CASH AND CASH EQUIVALENTS

	Average rate (1)	Parent company		Consolidated
		09.30.20	12.31.19	09.30.20	12.31.19
Cash and bank accounts
U.S. Dollar	-	828,315	403	4,242,272	1,356,128
Brazilian Reais	-	49,563	166,506	51,264	167,051
Euro	-	8,683	3,813	58,610	71,626
Other currencies	-	371	180	965,415	694,982
		886,932	170,902	5,317,561	2,289,787
Cash equivalents
In Brazilian Reais
Investment funds	0.17%	4,942	3,507	4,942	3,507
Bank deposit certificates	2.98%	3,036,570	869,473	3,049,149	879,758
		3,041,512	872,980	3,054,091	883,265
In U.S. Dollar
Term deposit	0.25%	-	254,583	46,863	270,714
Overnight	0.10%	573,373	70,515	2,970,751	689,874
Other currencies
Term deposit	-	-	-	9,321	104,145
		573,373	325,098	3,026,935	1,064,733
		4,501,817	1,368,980	11,398,587	4,237,785

(1)	Weighted average annual rate.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	43

5.	MARKETABLE SECURITIES

			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		09.30.20	12.31.19	09.30.20	12.31.19
Fair value through other comprehensive income
Credit linked note	2.65	USD	3.85%	-	-	-	19,285
Stocks	-	R$ and HKD	-	-	-	45,522	26,678
				-	-	45,522	45,963
Fair value through profit and loss
Financial treasury bills	3.64	R$	1.90%	311,048	396,994	311,048	396,994
Investment funds - FIDC BRF	3.21	R$	-	14,995	14,891	14,995	14,891
Investment funds	0.09	ARS	-	-	-	2,043	1,903
				326,043	411,885	328,086	413,788
Amortized cost
Sovereign bonds and others (3)	2.58	AOA	3.82%	-	-	321,766	265,783
				326,043	411,885	695,374	725,534
Current				311,048	396,994	313,091	418,182
Non-current (4)				14,995	14,891	382,283	307,352

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected losses in the amount of R$1,383 (R$1,983 on December 31, 2019).
(4)	Maturity until December of 2023.

Additionally, as of September 30, 2020, the amount of R$237,945 (R$100,435 on December 31, 2019) was pledged as guarantee, with no use restrictions, for USD denominated future contracts traded on B3.

6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

	Parent company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Trade accounts receivable
Domestic customers	856,947	1,333,344	859,254	1,336,762
Domestic related parties	4,685	800	-	-
Foreign customers	561,151	457,413	2,655,458	2,215,050
Foreign related parties	5,631,690	4,779,202	-	-
	7,054,473	6,570,759	3,514,712	3,551,812
( - ) Adjustment to present value	(6,153)	(8,522)	(8,299)	(10,121)
( - ) Expected credit losses	(594,883)	(457,505)	(659,256)	(503,848)
	6,453,437	6,104,732	2,847,157	3,037,843
Current	6,446,913	6,097,935	2,840,617	3,031,046
Non-current	6,524	6,797	6,540	6,797

Other receivables	130,203	150,156	133,780	153,799
( - ) Adjustment to present value	(1,219)	(1,936)	(1,219)	(1,936)
( - ) Expected credit losses	(27,621)	(27,986)	(27,621)	(27,986)
	101,363	120,234	104,940	123,877
Current	50,659	56,002	54,236	59,645
Non-current (1)	50,704	64,232	50,704	64,232

(1)	Weighted average maturity of 2.42 years.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	44

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), whose sole purpose is to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On September 30, 2020, FIDC BRF had an outstanding balance of R$696,449 (R$730,251 on December 31, 2019) related to such credit rights, which are no longer recorded in the Company’s statement of financial position.

On September 30, 2020, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$88,070 (R$109,419 on December 31, 2019).

The movements of the expected credit losses are presented below:

	Parent company	Consolidated
	09.30.20	09.30.20
Beginning balance	(457,505)	(503,848)
(Additions) Reversals	(6,850)	(15,126)
Write-offs	4,681	10,567
Exchange rate variation	(135,209)	(150,849)
Ending balance	(594,883)	(659,256)

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Not overdue	6,462,047	6,028,415	2,635,663	2,820,308
Overdue
01 to 60 days	6,050	29,232	217,473	143,303
61 to 90 days	1,633	5,549	6,034	19,409
91 to 120 days	2,761	1,568	5,305	3,723
121 to 180 days	1,280	876	10,718	3,934
181 to 360 days	6,022	5,166	20,305	20,748
More than 360 days	574,680	499,953	619,214	540,387
( - ) Adjustment to present value	(6,153)	(8,522)	(8,299)	(10,121)
( - ) Expected credit losses	(594,883)	(457,505)	(659,256)	(503,848)
	6,453,437	6,104,732	2,847,157	3,037,843

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	45

7.	INVENTORIES

	Parent company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Finished goods	2,056,768	1,302,419	3,511,699	2,257,119
Work in progress	181,494	147,022	186,666	149,470
Raw materials	1,632,931	721,278	1,751,678	803,520
Packaging materials	79,142	57,915	89,541	60,715
Secondary materials	453,059	367,311	460,868	375,744
Supplies	177,834	168,248	214,549	205,399
Imports in transit	135,250	61,021	135,250	61,021
Other	39,582	5,252	55,886	19,266
(-) Adjustment to present value	(69,518)	(44,319)	(69,524)	(44,338)
	4,686,542	2,786,147	6,336,613	3,887,916

The movements in the write-down of inventories to the net realizable value of inventories, which were recorded against the Cost of Sales, are presented in the table below:

	Parent company
				09.30.20
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(9,075)	(37,729)	(8,416)	(55,220)
Additions	(55,715)	(52,059)	(3,861)	(111,635)
Reversals	41,181	-	-	41,181
Write-offs	-	67,165	2,530	69,695
Ending balance	(23,609)	(22,623)	(9,747)	(55,979)

	Consolidated
				09.30.20
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(10,712)	(42,526)	(14,919)	(68,157)
Additions	(79,319)	(62,710)	(8,560)	(150,589)
Reversals	53,673	-	-	53,673
Write-offs	-	78,746	6,704	85,450
Exchange rate variation	322	(231)	(267)	(176)
Ending balance	(36,036)	(26,721)	(17,042)	(79,799)

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	46

8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
							09.30.20
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	557,773	987,354	1,545,127	350,285	337,804	328,553	1,016,642
Additions/Transfer	6,878,274	5,097,805	11,976,079	47,259	260,620	27,847	335,726
Changes in fair value (1)	1,462,032	251,791	1,713,823	33,159	(133,453)	-	(100,294)
Harvest	-	-	-	-	-	(44,847)	(44,847)
Write-off	-	-	-	-	-	(80)	(80)
Transfer between current and non-current	42,665	67,016	109,681	(42,665)	(67,016)	-	(109,681)
Transfer to assets held for sale	-	-	-	-	-	329	329
Transfer to inventories	(8,250,249)	(5,264,671)	(13,514,920)	-	-	-	-
Ending balance	690,495	1,139,295	1,829,790	388,038	397,955	311,802	1,097,795

	Consolidated
							09.30.20
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	615,685	987,354	1,603,039	414,668	337,804	328,553	1,081,025
Additions/Transfer	6,888,735	5,097,805	11,986,540	55,420	260,620	27,847	343,887
Changes in fair value (1)	1,462,903	251,791	1,714,694	27,246	(133,453)	-	(106,207)
Harvest	-	-	-	-	-	(44,847)	(44,847)
Write-off	-	-	-	-	-	(80)	(80)
Transfer between current and non-current	42,665	67,016	109,681	(42,665)	(67,016)	-	(109,681)
Transfer to assets held for sale	-	-	-	-	-	329	329
Transfer to inventories	(8,250,249)	(5,264,671)	(13,514,920)	-	-	-	-
Exchange variation	4,407	-	4,407	4,939	-	-	4,939
Ending balance	764,146	1,139,295	1,903,441	459,608	397,955	311,802	1,169,365
(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$578,814 (R$728,904 on December 31, 2019) in the parent company and R$645,551 (R$798,239 on December 31, 2019) in the consolidated.
BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	47

The estimated balances and quantities of live animal are set forth below:

	Parent company
	09.30.20		12.31.19
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	172,014	690,495	170,071	557,773
Immature pork	4,076	1,139,295	4,098	987,354
Total current	176,090	1,829,790	174,169	1,545,127

Production biological assets
Immature poultry	6,176	147,202	6,093	129,837
Mature poultry	10,295	240,836	10,329	220,448
Immature pork	90	89,472	211	77,027
Mature pork	459	308,483	455	260,777
Total non-current	17,020	785,993	17,088	688,089
	193,110	2,615,783	191,257	2,233,216

	Consolidated
	09.30.20		12.31.19
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	191,546	764,146	189,602	615,685
Immature pork	4,076	1,139,295	4,098	987,354
Total current	195,622	1,903,441	193,700	1,603,039

Production biological assets
Immature poultry	6,827	180,194	7,042	160,415
Mature poultry	11,682	279,414	11,554	254,253
Immature pork	90	89,472	211	77,027
Mature pork	459	308,483	455	260,777
Total non-current	19,058	857,563	19,262	752,472
	214,680	2,761,004	212,962	2,355,511

As of September 30, 2020, the Company has forests pledged as collateral for financing and tax/civil contingencies in the amount of R$67,571 in the parent company and in the consolidated (R$62,408 in the parent company and in the consolidated at December 31, 2019).

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	48

9.	RECOVERABLE TAXES

	Parent company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Recoverable taxes
VAT (1)	1,510,074	1,476,595	1,575,471	1,635,664
PIS and COFINS ("Federal Taxes to Social Fund Programs")	3,113,389	2,986,235	3,114,601	2,990,313
IPI ("Federal VAT")	784,659	848,862	784,662	848,865
INSS ("Brazilian Social Security")	260,093	255,950	260,098	255,967
Other	40,949	41,048	41,806	80,144
(-) Impairment on recoverable taxes	(178,377)	(167,194)	(178,860)	(167,674)
	5,530,787	5,441,496	5,597,778	5,643,279
Current	276,921	274,480	343,936	473,732
Non-current	5,253,866	5,167,016	5,253,842	5,169,547

Recoverable income tax and social contribution
Income and social contribution tax ("IR/CS")	89,291	313,704	130,562	430,778
(-) Impairment on recoverable taxes	(8,985)	(8,985)	(9,029)	(9,029)
	80,306	304,719	121,533	421,749
Current	25,281	40,291	59,896	152,486
Non-current	55,025	264,428	61,637	269,263
(1)	Value Added Taxes, including ICMS (Brazilian VAT).

The rollforward of the impairment on recoverable taxes are set forth below:

	Parent company
						09.30.20
	VAT	PIS and COFINS	IR/CS	IPI	Other	Total
Beginning balance	(141,193)	(16,922)	(8,985)	(3,818)	(5,261)	(176,179)
Additions	(29,187)	-	-	(263)	-	(29,450)
Write-offs	9,799	2,694	-	2,097	3,677	18,267
Ending balance	(160,581)	(14,228)	(8,985)	(1,984)	(1,584)	(187,362)

	Consolidated
						09.30.20
	VAT	PIS and COFINS	IR/CS	IPI	Other	Total
Beginning balance	(141,193)	(16,922)	(9,029)	(3,818)	(5,741)	(176,703)
Additions	(29,187)	-	-	(263)	-	(29,450)
Write-offs	9,799	2,694	-	2,097	3,677	18,267
Exchange rate variation	-	-	-	-	(3)	(3)
Ending balance	(160,581)	(14,228)	(9,029)	(1,984)	(2,067)	(187,889)

9.1.	State Taxes

9.1.1.	State VAT (“ICMS”) – Tax Movement of Goods and Services

As result of (i) export activity, (ii) tax benefits, (iii) sales in the domestic market subject to reduced rates; and (iv) acquisition of property, plant and equipment, the Company generates credits that are offset against debits arising from sales in the domestic market or transferred to third parties.

The Company has ICMS credit balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul and Amazonas, which will be realized in the short and long term, based on the recoverability study approved by the Management.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	49

9.2.	Federal Taxes
9.2.1.	PIS and COFINS - Contribution to the Social Integration Plan and Contribution for Social Security Financing

The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production of exported products or products for which sale is taxed at zero rate, such as fresh meat and margarine. The realization of these credits usually occurs through offsetting with sales of taxed products in the domestic market, with other federal taxes, and more recently with social security contributions, or even, if necessary, through refund or reimbursement requests.

From the total balance of recoverable PIS and COFINS in the parent company and consolidated, R$2,712,716 on September 30, 2020 (R$2,674,629 on December 31, 2019) correspond to relevant tax assets recognized as result as gains from lawsuits related to the right to exclude the ICMS from the PIS and COFINS tax basis, according to the financial statements for 2019. In the study prepared by the Administration, its realization is estimated through offsetting with federal taxes and the reimbursement of the amounts through precatory as expected below:

PIS and COFINS ("Federal Taxes to Social Fund Programs")
2022	233,000
2023	372,000
2024	623,000
2025	680,000
2026	804,716
2,712,716
9.2.2.	IPI - Industrialized Product Tax

The Company recognized relevant tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the parent company and consolidated on September 30, 2020 is R$821,606 (R$1,025,376 on December 31, 2019), of which R$781,236 (R$840,455 on December 31, 2019) is recorded as Recoverable Taxes and R$40,370 (R$184,921 on December 31, 2019) as Other Current Assets, which refers to the cases in which the precatory has already been issued.

In the study prepared by the Administration, its realization is estimated through the refund of the amounts as expected below:

IPI ("Federal VAT")
2021	40,370
2025	573,218
2026	208,018
821,606
9.2.3.	Realization of the tax credits

The Company received in cash, through refunds related to IPI credits, the amount of R$197,584 in the nine-month period ended September 30, 2020 and R$93,905 in the three-month period ended September 30, 2020 (null in the same periods of the previous year) in the parent company and consolidated.

Additionally, the Company offset other taxes such as INSS and withholding Income Tax in the amount of R$653,438 for the nine-month period ended September 30, 2020 (R$344,134 in the same period of the previous year) and R$289,306 for the three-month period ended September 30, 2020 (R$118,328 in the same period of the previous year) with other federal taxes, mainly with PIS and COFINS credits, in the parent company and consolidated, preserving its liquidity and optimizing its capital structure.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	50

10.	INCOME AND SOCIAL CONTRIBUTION TAXES
10.1	Deferred income and social contribution taxes

	Parent company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Assets
Tax loss carryforwards (corporate income tax)	1,780,643	1,780,424	1,787,233	1,785,027
Negative calculation basis (social contribution tax)	680,598	680,518	682,970	682,175

Temporary differences - Assets
Provisions for tax, civil and labor risks	485,853	477,538	485,853	477,538
Suspended collection taxes	14,294	31,069	14,294	31,069
Expected credit losses	182,216	135,219	182,227	135,374
Impairment on tax credits	66,030	60,771	66,030	60,771
Provision for other obligations	107,781	93,619	107,781	93,619
Employees' profit sharing	62,568	66,166	62,568	66,166
Write-down to net realizable value of inventories	18,880	18,657	18,993	18,718
Employees' benefits plan	216,988	202,228	216,988	202,228
Difference on tax x accounting basis for leases	68,090	37,492	68,090	37,492
Unrealized losses on derivatives, net	3,557	-	3,557	-
Unrealized losses on fair value measurement, net	100,292	-	100,292	-
Adjustment to estimated annual effective tax rate - CPC 21	58,806	-	58,806	-
Other temporary differences	8,481	35,568	14,958	66,458
	3,855,077	3,619,269	3,870,640	3,656,635

Temporary differences - Liabilities
Difference on tax x accounting basis for goodwill amortization	(320,445)	(319,592)	(320,445)	(319,592)
Difference on tax x accounting basis for depreciation (useful life)	(842,838)	(802,844)	(842,838)	(802,844)
Business combination (1)	(693,372)	(622,203)	(716,844)	(640,318)
Unrealized gains on derivatives, net	-	(43,428)	-	(43,428)
Unrealized fair value gains, net	-	(11,998)	-	(11,998)
Other temporary differences	(14,905)	(10,710)	(120,642)	(77,903)
	(1,871,560)	(1,810,775)	(2,000,769)	(1,896,083)

Total deferred tax	1,983,517	1,808,494	1,869,871	1,760,552

Total Assets	1,983,517	1,808,494	1,999,083	1,845,862
Total Liabilities	-	-	(129,212)	(85,310)
	1,983,517	1,808,494	1,869,871	1,760,552

(1)	The deferred tax asset on the Sadia business combination was recorded on the amortization difference between the accounting and tax goodwill calculated as of the purchase price allocation date. The deferred tax liability on the Sadia business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred income taxes is set forth below:

	Parent company	Consolidated
		2020
	Jan - Sep	Jan - Sep
Beginning balance	1,808,494	1,760,552
Deferred income and social contribution taxes recognized in the statement of income	(94,933)	(165,146)
Deferred income and social contribution taxes recognized in other comprehensive income	269,658	269,658
Other	298	4,807
Ending balance	1,983,517	1,869,871

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	51

10.2	Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as they are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

In estimating the realization of deferred tax credits on tax losses and negative social contribution basis, Management considers its budget and strategic plans, adjusted based on the estimates of the main tax additions and exclusions, which were approved by the Board of Directors, as recommended by the Company’s Fiscal Council. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as shown below:

	Parent company	Consolidated
2021	100,037	100,037
2022	159,307	159,307
2023	267,209	267,209
2024	291,568	291,568
2025 to 2027	945,298	945,298
2028 onwards	697,822	706,784
	2,461,241	2,470,203

The deferred tax credits on tax losses and negative social contribution basis related to the parent company and its subsidiaries domiciled in Brazil do not expire and the use to offset income taxes payable is limited to 30% of future taxable income.

10.3	Income and social contribution taxes reconciliation

	Parent company				Consolidated
		2020		2019		2020		2019
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep

Income before income and social contribution taxes – continued operations	259,958	569,673	790,039	737,324	307,658	652,752	809,277	829,929
Nominal tax rate	34%	34%	34%	34%	34%	34%	34%	34%
Expense at nominal rate	(88,386)	(193,689)	(268,613)	(250,690)	(104,604)	(221,936)	(275,154)	(282,176)
Reconciling items
Income from associates and joint ventures	380,359	2,445,353	384,658	503,671	-	-	100,007	83,316
Difference of tax rates on results of foreign subsidiaries	-	-	-	-	62,127	1,060,802	(53,254)	53,336
Difference of functional currency of foreign subsidiaries	-	-	-	-	289,404	1,343,322	126,709	109,376
Deferred tax assets not recognized (1)	(136,621)	(2,427,841)	97,558	69,648	(136,621)	(2,427,841)	97,558	69,648
Share-based payment	(11,906)	(16,718)	(4,986)	(11,282)	(11,906)	(16,718)	(4,986)	(11,282)
Penalties	367	(5,813)	(12,652)	(11,950)	367	(5,813)	(12,652)	(11,950)
Investment grant	21,441	40,955	11,226	41,915	21,441	40,955	11,226	41,915
Adjustment to estimated annual effective tax rate – CPC 21	(216,245)	58,806	(547,964)	(552,802)	(216,245)	58,806	(547,965)	(552,802)
Reversal (recognition) of provision with no deferred tax constituted	-	-	45,683	24,544	-	-	254,677	233,538
Other permanent differences	7,824	4,014	(59,841)	(39,439)	7,088	3,277	(59,838)	(39,498)
	(43,167)	(94,933)	(354,931)	(226,385)	(88,949)	(165,146)	(363,672)	(306,579)

Current income tax	-	-	904	904	(8,363)	(46,695)	(11,560)	(98,398)
Deferred income tax	(43,167)	(94,933)	(355,835)	(227,289)	(80,586)	(118,451)	(352,112)	(208,181)

(1)	Amount related to the non-recognition of deferred tax on tax losses and negative basis in the amount of R$7,140,709 in the parent company and in the consolidated, due to limited capacity of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	52

11.	JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
				09.30.20
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	244,977	301,739	28,965	575,681
Additions	12,294	101,372	4,906	118,572
Release in favor of the Company	(11,224)	(33,070)	(240)	(44,534)
Release in favor of the counterparty	(907)	(91,741)	(1,987)	(94,635)
Interest	3,846	5,774	583	10,203
Ending balance	248,986	284,074	32,227	565,287

	Consolidated
				09.30.20
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	244,977	301,808	28,965	575,750
Additions	12,294	101,372	4,906	118,572
Release in favor of the Company	(11,224)	(33,070)	(240)	(44,534)
Release in favor of the counterparty	(907)	(91,741)	(1,987)	(94,635)
Interest	3,846	5,774	583	10,203
Exchange rate variation	-	8	-	8
Ending balance	248,986	284,151	32,227	565,364

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	53

12.	INVESTMENTS

The rollforward of the direct investments in subsidiaries and affiliates of the parent company is set forth below:

	Subsidiaries												Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	BRF Austria GmbH	PSA Labor. Veter. Ltda	Sadia Alimentos S.A.	Proud Food Lda	Sadia International Ltd.	Sadia Uruguay S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	PP-BIO Adm. Bem próprio S.A.	PR-SAD Adm. Bem próprio S.A.	Total
															09.30.20	12.31.19
a) Participation as of September 30, 2020
% of participation	100.00%	100.00%	99.94%	100.00%	100.00%	99.99%	43.10%	10.00%	100.00%	94.90%	0.01%	100.00%	33.33%	33.33%
Total quantity of shares and quotas	7,176,530	1	100	18,741,856	100	5,463,850	594,576,682	150,000	900,000	2,444,753,091	10,000	14,249,459	-	-
Quantity of shares and quotas held	7,176,530	1	100	18,741,856	100	5,463,849	256,253,695	15,000	900,000	2,319,989,778	1	14,249,459	-	-
													-
b) Information as of September 30, 2020
Share capital	7,177	6,523	1,186	32,664	120	5,564	338,054	3	2,933	497,012	334,999	50	-	-
Shareholders' equity	729	12,326,423	(430)	17,445	150,917	5,386	2,308	(326)	(14,817)	91,492	(30,452)	2,390	-	-
Income (loss) for the year	(302)	2,701,843	(315)	(6,669)	576,091	(178)	(2,600)	(222)	(15,412)	(1,136)	989	34	-	-

c) Movements of investments
Beginning balance (12.31.19)	1,031	6,148,777	-	19,083	-	5,564	4,791	-	235,307	74,821	-	2,356	2,353	4,851	6,498,934	4,042,451
Result Movements
Income (loss)	(302)	6,561,916	(293)	(6,638)	576,613	(178)	(898)	(22)	62,982	(999)	-	34	-	-	7,192,215	1,186,569
Dividends and interests on shareholders' equity	-	-	-	-	-	-	-	-	(303,859)	-	-	-	-	-	(303,859)	(8,665)
Capital movements
Capital increase	-	-	-	5,000	-	-	-	-	-	-	-	-	180	639	5,819	2,385
Capital transaction between subsidiaries	-	-	-	-	-	-	(3,232)	-	(218)	(4,050)	-	-	-	-	(7,500)	1,314,596
Acquisition (sale) of equity interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(67,444)
Liquidation of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	90,834
Goodwill on acquisition of non-controlling interests	-	-	-	-	(50,945)	-	-	-	-	-	-	-	-	-	(50,945)	-
Other
Other comprehensive income	-	(384,270)	(25)	-	(246,105)	-	333	(1)	(9,029)	17,037	(1)	-	-	-	(622,061)	(81,086)
Provision for losses on investments	-	-	318	-	-	-	-	23	14,817	-	1	-	-	-	15,159	128,757
Reversal of provision for losses on investments	-	-	-	-	(128,646)	-	-	-	-	-	-	-	-	-	(128,646)	(109,463)
Ending balance (09.30.20)	729	12,326,423	-	17,445	150,917	5,386	994	-	-	86,809	-	2,390	2,533	5,490	12,599,116	6,498,934

The Company owns other investments in the amount of R$583 in the parent company and R$10,707 in the consolidated (R$583 at parent company and R$7,676 in the consolidated as of December 31, 2019).

On September 30, 2020, these associates, affiliates and joint ventures do not have any restriction to amortize their loans or advances to the Company.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	54

13.	PROPERTY, PLANT AND EQUIPMENT, NET

The rollforward of property, plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.19	Additions	Disposals	Transfers (2)	09.30.20
Cost
Land		546,976	2,857	(7,292)	21,518	564,059
Buildings, facilities and improvements		9,558,475	98,885	(60,975)	118,067	9,714,452
Machinery and equipment		7,669,528	8,056	(71,225)	183,553	7,789,912
Furniture and fixtures		101,855	333	(1,774)	7,800	108,214
Vehicles		121,079	16,789	(8,076)	(84)	129,708
Construction in progress		335,872	506,709	-	(370,868)	471,713
Advances to suppliers		-	27	-	339	366
		18,333,785	633,656	(149,342)	(39,675)	18,778,424

Depreciation
Land (3)	21.38%	(4,258)	(5,022)	59	(1,799)	(11,020)
Buildings, facilities and improvements	9.40%	(3,126,532)	(443,457)	46,157	(5,305)	(3,529,137)
Machinery and equipment	6.68%	(3,790,298)	(333,499)	38,077	1,439	(4,084,281)
Furniture and fixtures	6.67%	(54,854)	(3,894)	1,494	(52)	(57,306)
Vehicles	27.32%	(24,541)	(26,897)	1,245	84	(50,109)
		(7,000,483)	(812,769)	87,032	(5,633)	(7,731,853)
		11,333,302	(179,113)	(62,310)	(45,308)	11,046,571
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$40,777 for intangible assets, R$4,553 for assets held for sale and R$(22) for biological assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$3,137 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	55

	Consolidated
	Average rate (1)	12.31.19	Additions	Disposals	Transfers (2)	Exchange rate variation	09.30.20
Cost
Land		603,479	4,178	(7,862)	20,607	8,291	628,693
Buildings, facilities and improvements		10,148,798	151,041	(119,574)	118,953	218,492	10,517,710
Machinery and equipment		8,177,047	17,565	(74,291)	197,921	117,704	8,435,946
Furniture and fixtures		140,439	333	(1,863)	11,293	14,332	164,534
Vehicles		213,199	29,437	(52,435)	(607)	35,415	225,009
Construction in progress		348,907	519,585	-	(391,404)	2,278	479,366
Advances to suppliers		528	7,856	-	2,148	(181)	10,351
		19,632,397	729,995	(256,025)	(41,089)	396,331	20,461,609

Depreciation
Land (3)	21.74%	(5,086)	(5,218)	628	(1,801)	(636)	(12,113)
Buildings, facilities and improvements	8.85%	(3,263,801)	(501,507)	104,719	(11,584)	(51,506)	(3,723,679)
Machinery and equipment	6.64%	(3,950,250)	(368,634)	39,804	10,492	(48,735)	(4,317,323)
Furniture and fixtures	6.67%	(71,779)	(8,916)	1,549	(813)	(4,043)	(84,002)
Vehicles	26.94%	(64,592)	(51,167)	39,489	(2,824)	(18,173)	(97,267)
		(7,355,508)	(935,442)	186,189	(6,530)	(123,093)	(8,234,384)
		12,276,889	(205,447)	(69,836)	(47,619)	273,238	12,227,225

(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$43,088 for intangible assets, R$4,553 to held for sale and R$(22) for biological assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$3,137 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	56

The amount of capitalized borrowing costs during the nine-month period ended on September 30, 2020 was of R$13,745 in the parent company and in the consolidated (R$14,772 in the parent company and in the consolidated in the same period of the previous year) and during the three-month period ended on September 30, 2020 was of R$5,357 in the parent company and in the consolidated (R$4,229 in the parent company and in the consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 6.15% p.a. in the parent company and in the consolidated for the nine-month period ended on September 30, 2020 (6.50% p.a. in the parent company and in the consolidated as in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

	Parent company and Consolidated
	Type of collateral	09.30.20	12.31.19
Land	Financial/Tax	221,762	221,727
Buildings, facilities and improvements	Financial/Tax	1,485,342	1,499,808
Machinery and equipment	Financial/Labor/Tax/Civil	1,468,561	1,488,889
Furniture and fixtures	Financial/Tax	15,695	14,090
Vehicles	Financial/Tax	294	369
		3,191,654	3,224,883

14.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Average rate (1)	12.31.19	Additions	Disposals	Transfers	09.30.20
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		71,729	-	(379)	-	71,350
Outgrowers relationship		14,604	-	-	-	14,604
Patents		6,205	-	-	-	6,205
Software		491,682	72,783	(36,503)	75,350	603,312
Intangible in progress		11,450	73,337	-	(43,115)	41,672
		3,532,210	146,120	(36,882)	32,235	3,673,683

Amortization
Non-compete agreement	35.30%	(57,690)	(9,484)	379	-	(66,795)
Outgrowers relationship	12.86%	(12,744)	(842)	-	-	(13,586)
Patents	19.05%	(5,524)	(355)	-	-	(5,879)
Software	34.55%	(316,720)	(116,092)	35,771	8,542	(388,499)
		(392,678)	(126,773)	36,150	8,542	(474,759)
		3,139,532	19,347	(732)	40,777	3,198,924

(1)	Weighted average annual rate.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	57

		Consolidated
	Average rate (1)	12.31.19	Additions	Disposals	Transfers	Exchange rate variation	09.30.20
Cost
Goodwill		2,713,602	-	-	-	319,682	3,033,284
Trademarks		1,322,262	-	-	-	12,984	1,335,246
Non-compete agreement		99,229	-	(379)	-	10,906	109,756
Outgrowers relationship		14,604	-	-	-	-	14,604
Patents		6,305	-	(106)	-	6	6,205
Customer relationship		892,758	-	-	-	249,661	1,142,419
Software		523,615	73,411	(36,530)	78,054	11,531	650,081
Intangible in progress		12,151	73,739	-	(44,405)	220	41,705
		5,584,526	147,150	(37,015)	33,649	604,990	6,333,300

Amortization
Non-compete agreement	26.17%	(74,190)	(14,653)	379	-	(7,136)	(95,600)
Outgrowers relationship	12.86%	(12,744)	(842)	-	-	-	(13,586)
Patents	19.05%	(5,626)	(355)	106	-	(15)	(5,890)
Customer relationship	7.36%	(242,263)	(59,742)	-	-	(78,849)	(380,854)
Software	34.15%	(341,624)	(120,057)	35,795	9,438	(10,152)	(426,600)
		(676,447)	(195,649)	36,280	9,438	(96,152)	(922,530)
		4,908,079	(48,499)	(735)	43,087	508,838	5,410,770

(1)	Weighted average annual rate.

During the nine-month period ended on September 30, 2020, Management did not identify any event that could indicate an impairment of such assets.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	58

15.	LOANS AND BORROWINGS

	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	09.30.20
Local currency
Working capital	Fixed / CDI	2.78% (6.07% on 12.31.19)	0.8	3,312,639	1,200,000	(2,040,795)	(131,155)	130,670	-	2,471,359
Certificate of agribusiness receivables (3)	CDI / IPCA	5.67% (6.73% on 12.31.19)	1.8	1,597,447	-	-	(23,819)	67,262	-	1,640,890
Development bank credit lines	Fixed / Selic / TJLP	(5.09% on 12.31.19)	-	45,516	-	(45,470)	(427)	381	-	-
Export credit facility (4)	Fixed / CDI / USD	3.93%	5.9	1,612,365	1,490,809	(453,176)	(94,555)	119,348	548,082	3,222,873
Special program asset restructuring	IGPM	(12.22% on 12.31.19)	-	284,308	-	(287,621)	(5,142)	8,455	-	-
Debentures	CDI / IPCA	7.28% (7.40% on 12.31.19)	7.9	755,760	2,124,725	-	(20,579)	73,791	-	2,933,697

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.19)	-	5,720	53,148	(34,609)	(511)	563	-	24,311

				7,613,755	4,868,682	(2,861,671)	(276,188)	400,470	548,082	10,293,130

Foreign currency
Bonds	Fixed / USD / EUR	4.79% (4.36% on 12.31.19)	11.7	8,407,975	2,644,055	(2,995,561)	(562,605)	583,400	3,436,912	11,514,176
Export credit facility	Fixed / LIBOR / USD	4.13% (5.77% on 12.31.19)	2.5	407,274	-	(118,113)	(12,782)	14,627	140,240	431,246
Advances for foreign exchange rate contracts	Fixed / USD	3.88%	0.5	-	529,211	-	-	9,641	34,650	573,502
				8,815,249	3,173,266	(3,113,674)	(575,387)	607,668	3,611,802	12,518,924
				16,429,004	8,041,948	(5,975,345)	(851,575)	1,008,138	4,159,884	22,812,054

Current				3,033,034						4,276,437
Non-current				13,395,970						18,535,617

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	The Export Credit Facility was issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	59

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	09.30.20
Local currency
Working capital	Fixed / CDI	2.78% (6.07% on 12.31.19)	0.8	3,312,639	1,200,000	(2,040,795)	(131,155)	130,670	-	2,471,359
Certificate of agribusiness receivables (3)	CDI / IPCA	5.67% (6.73% on 12.31.19)	1.8	1,597,447	-	-	(23,819)	67,262	-	1,640,890
Development bank credit lines	Fixed / Selic / TJLP	(5.09% on 12.31.19)	-	45,516	-	(45,470)	(427)	381	-	-
Debentures	CDI / IPCA	7.28% (7.40% on 12.31.19)	7.9	755,760	2,124,725	-	(20,579)	73,791	-	2,933,697
Export credit facility (4)	Fixed / CDI / USD	3.93%	5.9	1,612,365	1,490,809	(453,176)	(94,555)	119,348	548,082	3,222,873
Special program asset restructuring	IGPM	(12.22% on 12.31.19)	-	284,308	-	(287,621)	(5,142)	8,455	-	-

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.19)	-	5,720	53,148	(34,609)	(511)	563	-	24,311
				7,613,755	4,868,682	(2,861,671)	(276,188)	400,470	548,082	10,293,130

Foreign currency
Bonds	Fixed / USD / EUR	4.71% (4.36% on 12.31.19)	10.6	10,407,484	2,644,055	(2,999,648)	(680,633)	654,812	4,255,198	14,281,268
Export credit facility	Fixed / LIBOR / USD	4.13% (5.77% on 12.31.19)	2.5	407,275	-	(118,113)	(12,782)	14,626	140,240	431,246
Advances for foreign exchange rate contracts	Fixed / USD	3.88%	0.5	-	529,211	-	-	9,641	34,650	573,502
Working capital	Fixed / TRY	9.65% (16.56% on 12.31.19)	1.4	191,765	624,456	(381,502)	(32,543)	33,314	(207)	435,283

				11,006,524	3,797,722	(3,499,263)	(725,958)	712,393	4,429,881	15,721,299
				18,620,279	8,666,404	(6,360,934)	(1,002,146)	1,112,863	4,977,963	26,014,429

Current				3,132,029						4,398,427
Non-current				15,488,250						21,616,002

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years
(3)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	The Export Credit Facility was issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

As of December 31, 2019 and September 30, 2020, the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	60

15.1	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, continuing with the strategy of extending its average debt maturity and reducing the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. The referenced credit facility can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of September 30, 2020, the facility was available, but unused.

On October 28, 2020, the Company retained an additional revolving credit facility as described in note 33.2.

15.2	Issuance of Debentures

On July 17, 2020, 2,200,000 (two million, two hundred thousand) Debentures were subscribed with a notional value of R$ 1,000.00 (one thousand Brazilian Reais), in a total amount of R$2,200,000 (two billion and two hundred million Brazilian Reais), in two series as shown in the table below. The Debentures are simple, not convertible into shares, unsecured and for private placement. The Debentures were privately placed with VERT Companhia Securitizadora, to back its forty-sixth issuance of Agribusiness Receivables Certificates, in two series, which were object of public distribution with restricted placement efforts.

Parent company and Consolidated
09.30.20
Operation	Series	Issue date	Maturity	Rate	Notional	Updated Value

Debenture - 2nd Issue	1st Series	07.14.20	07.14.27	IPCA + 5.30% p.a.	705,000	696,561
Debenture - 2nd Issue	2nd Series	07.14.20	07.12.30	IPCA + 5.60% p.a.	1,495,000	1,467,390
					2,200,000	2,163,951

The issuance costs of R$75,275 will be recognized on the statement of income over the term of the debt according to the effective interest rate method.

15.3	Issuance of Senior Unsecured Notes

On September 21, 2020 BRF S.A. made an international offering of senior notes in the aggregate amount equivalent to R$2,722,000 (USD500,000), at 98.247% of the principal amount, with due date on September 21, 2050 and interest rate of 5.750% per year which is payable semi-annually. The Company incurred in issuance expenses of R$29,954 related to commissions and other costs, which, together with the R$47,717 of the issuance discount, will be recognized on the statement of income over the term of the notes according to the effective interest rate method.

The proceeds were substantially used for the settlement and renegotiation of other shorter-term loans, as described in the following item.

On October 26, 2020 there was an additional issuance, under the same indenture, as detailed in note 33.1.

15.4	Tender Offer for Senior Notes

The Company executed two tender offers between July 17 and July 24, 2020 and between September 21 and October 9, 2020 for the following senior notes: (i) (a) 5.875% Senior Notes due 2022, (b) 2.750% Senior Notes due 2022, (c) 3.950% Senior Notes due 2023 and (d) 4.750% Senior Notes due 2024 all issued by BRF; and (ii) 4.350% Senior Notes due 2026, issued by BRF GmbH and guaranteed by BRF. The repurchases reached the cap and were fully settled by September 28, 2020 and its results are shown in the table below:

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	61

Instrument	Currency	Maturity	Notional repurchased		Outstanding notional (1)
			(loan currency)	(Reais) (2)	(loan currency)	(Reais) (3)

BRF S.A. - BRFSBZ 2 3/4	EUR	June 3, 2022	158,109	977,194	372,392	2,462,703
BRF S.A. - BRFSBZ 5 7/8 (4)	USD	June 6, 2022	38,384	203,452	153,050	863,309
BRF S.A. - BRFSBZ 3.95	USD	May 22, 2023	111,956	600,585	519,455	2,930,090
BRF S.A. - BRFSBZ 4 3/4	USD	May 22, 2024	222,495	1,214,329	749,077	4,225,319
BRF GmbH - BRFSBZ 4.35	USD	Sep 29, 2026	718	3,932	499,282	2,816,300

(1)	Outstanding notional after the tender offer.
(2)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date of the repurchase.
(3)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date 09.30.20.
(4)	Loan fully designated as hedge accounting (note 24.4.2.ii). The exchange rate variation between the designation date and the settlement date of the repurchased portion will remain in Other Comprehensive Income until the realization of highly probable sales (hedge object).

The Company paid the amount equivalent to R$3,160,274 for the repurchase of these liabilities, which includes notional, interest, premium and taxes. The Company incurred in financial expenses with the repurchases in the amount of R$112,206 with the premium paid, R$19,675 with taxes and R$16,900 with the write-off of the costs of issuance.

15.5	Prepayment of Credit Facilities

Additionally to the tender offer described above, in July and August 2020, the Company prepaid certain bilateral credit facilities in Brazil with original maturity between September 2020 and August 2021, in the aggregated notional and interest amount of R$1,593,176, being R$964,484 related to the facilities described in note 1.4.

On October 28, 2020 the Company prepaid other loans, as described in note 33.3.

The transactions described in the items above, are adherent to the Company’s capital structure management strategy, which includes, among other aspects, the sustaining of liquidity, the lengthening of the average tenor of its indebtedness and the diversification of its sources of financing.

15.6	Loans and borrowings maturity schedule

The maturity schedule of the loans and borrowings is as follows:

	Parent company	Consolidated
	09.30.20	09.30.20
Current	4,276,437	4,398,427
Non-current	18,535,617	21,616,002
October to december 2021	390,413	432,113
2022	2,269,669	2,491,172
2023	2,606,047	2,629,701
2024	2,002,549	2,002,549
2025 onwards	11,266,939	14,060,467
	22,812,054	26,014,429

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	62

15.7	Guarantees

	Parent company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Total of loans and financing	22,812,054	16,429,004	26,014,429	18,620,279
Mortgage guarantees	24,311	51,237	24,311	51,237
Related to FINEM-BNDES	-	45,516	-	45,516
Related to tax incentives and other	24,311	5,721	24,311	5,721

On September 30, 2020, the amount of bank guarantees contracted by the Company was of R$599,227 (R$666,335 as of December 31, 2019) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.87% p.a. (1.77% p.a. as of December 31, 2019).

16.	TRADE ACCOUNTS PAYABLE

	Parent company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Domestic suppliers
Third parties	6,745,477	4,921,902	6,759,352	4,930,424
Related parties	12,087	6,392	-	-
	6,757,564	4,928,294	6,759,352	4,930,424

Foreign suppliers
Third parties	617,135	404,068	1,425,673	915,611
	617,135	404,068	1,425,673	915,611

(-) Adjustment to present value	(79,945)	(49,253)	(79,964)	(49,269)
	7,294,754	5,283,109	8,105,061	5,796,766

Current	7,288,352	5,270,762	8,098,659	5,784,419
Non-current	6,402	12,347	6,402	12,347

On the trade accounts payable balance as of September 30, 2020, R$2,325,695 in the parent company and R$2,344,922 in the consolidated (R$1,434,152 in the parent company and R$1,435,025 in the consolidated as of December 31, 2019) correspond to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

17.	SUPPLY CHAIN FINANCE

Parent company and Consolidated
	09.30.20	12.31.19
Supply chain finance - Domestic suppliers	930,957	671,869
Supply chain finance - Foreign suppliers	205,389	182,126
	1,136,346	853,995

(-) Adjustment to present value	(14,974)	(11,958)
	1,121,372	842,037

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with

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the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions. These operations are presented in the cash flows of operating activities.

On September 30, 2020, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 0.39% and 0.58% p.m. (0.38% to 0.67% p.m. on December 31, 2019).

On September 30, 2020, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.20% and 0.38% p.m. (0.32% to 0.46% p.m. on December 31, 2019).

18.	LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

18.1	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.19	Additions	Disposals	Transfers	09.30.20
Cost
Land		20,499	1,329	(203)	20,751	42,376
Buildings		2,446,641	98,845	(27,384)	(2,487)	2,515,615
Machinery and equipment		114,571	4,588	(7,834)	-	111,325
Vehicles		112,917	16,789	(8,034)	-	121,672
Software		55,705	72,766	(35,624)	(18,264)	74,583
		2,750,333	194,317	(79,079)	-	2,865,571

Depreciation
Land	16.38%	(4,258)	(4,767)	59	(1,799)	(10,765)
Buildings	28.44%	(459,122)	(288,696)	25,869	(6,765)	(728,714)
Machinery and equipment	42.61%	(96,684)	(15,931)	7,169	-	(105,446)
Vehicles	28.18%	(18,550)	(26,532)	1,204	-	(43,878)
Software	45.21%	(44,815)	(24,533)	35,624	8,564	(25,160)
		(623,429)	(360,459)	69,925	-	(913,963)
		2,126,904	(166,142)	(9,154)	-	1,951,608

(1)	Weighted average annual rate.

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	Consolidated
	Average rate (1)	12.31.19	Additions	Disposals	Transfers	Exchange rate variation	09.30.20
Cost
Land		22,790	2,496	(774)	20,751	313	45,576
Buildings		2,615,883	150,733	(85,931)	(2,487)	65,420	2,743,618
Machinery and equipment		115,173	4,588	(8,229)	-	225	111,757
Vehicles		207,443	29,422	(52,393)	-	33,548	218,020
Software		55,705	72,766	(35,624)	(18,264)	-	74,583
		3,016,994	260,005	(182,951)	-	99,506	3,193,554

Depreciation
Land	16.74%	(5,086)	(4,966)	629	(1,799)	(636)	(11,858)
Buildings	28.23%	(512,836)	(332,538)	84,416	(6,765)	(21,594)	(789,317)
Machinery and equipment	42.55%	(96,958)	(16,132)	7,550	-	(121)	(105,661)
Vehicles	28.32%	(57,357)	(50,532)	39,449	-	(16,418)	(84,858)
Software	45.21%	(44,815)	(24,533)	35,624	8,564	-	(25,160)
		(717,052)	(428,701)	167,668	-	(38,769)	(1,016,854)
		2,299,942	(168,696)	(15,283)	-	60,737	2,176,700

(1)	Weighted average annual rate.
18.2	Lease liabilities

	Parent company
	WAM (1)	12.31.19	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	09.30.20
Land	6.3	18,707	1,412	(4,455)	(3,076)	3,076	(1,729)	19,502	33,437
Buildings	7.2	2,106,997	107,277	(264,677)	(62,623)	117,341	(761)	(18,929)	1,984,625
Machinery and equipment	1.9	25,349	4,588	(23,047)	(11,160)	11,160	(740)	8	6,158
Vehicles	2.1	100,362	16,789	(24,025)	(7,145)	7,145	(7,362)	(581)	85,183
Software	1.8	1,137	72,767	(22,994)	(3,166)	3,166	-	-	50,910

		2,252,552	202,833	(339,198)	(87,170)	141,888	(10,592)	-	2,160,313

Current		313,058							252,672
Non-current		1,939,494							1,907,641

(1)	Weighted average maturity in years.

	Consolidated
	WAM (1)	12.31.19	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	Exchange rate variation	09.30.20
Land	4.7	20,355	2,579	(4,908)	(3,504)	3,504	(1,729)	18,811	439	35,547
Buildings	4.3	2,227,026	159,165	(305,878)	(71,454)	125,963	(762)	(18,238)	45,264	2,161,086
Machinery and equipment	1.3	25,687	4,588	(23,250)	(11,174)	11,174	(755)	8	108	6,386
Vehicles	1.7	156,975	29,422	(45,229)	(10,677)	10,677	(13,834)	(581)	17,961	144,714
Software	1.8	1,137	72,767	(22,994)	(3,166)	3,166	-	-	-	50,910
		2,431,180	268,521	(402,259)	(99,975)	154,484	(17,080)	-	63,772	2,398,643

Current		376,628								326,143
Non-current		2,054,552								2,072,500

(1)	Weighted average maturity in years.

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18.3	Lease liabilities maturity schedule

The minimum future payments required for these finance leases are segregated as follows and were recorded in current and non-current liabilities:

	Parent company	Consolidated
	09.30.20	09.30.20
Current	252,672	326,143
Non-current	1,907,641	2,072,500
October to december 2021	113,312	128,075
2022	374,974	422,346
2023	301,296	340,910
2024	254,518	261,163
2025 onwards	863,541	920,006
	2,160,313	2,398,643

18.4	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below:

	09.30.20		12.31.19
Contract Terms	Nominal rate% p.a.	Actual rate% p.a.	Nominal rate% p.a.	Actual rate% p.a.
1 year	5.69%	1.05%	8.46%	4.97%
2 years	5.96%	2.61%	9.49%	5.37%
3 years	6.75%	2.52%	10.60%	6.28%
4 years	8.50%	4.56%	11.43%	7.01%
5 years	-	-	11.84%	7.28%
6 years	-	-	12.13%	7.48%
8 years	10.70%	6.46%	12.43%	7.67%
9 years	-	-	12.51%	7.78%
10 years	-	-	12.61%	7.84%
11 years	-	-	12.68%	7.86%
13 years	11.63%	7.63%	12.81%	7.93%
14 years	-	-	12.86%	7.96%
15 years	-	-	12.90%	7.97%
18 years	-	-	13.01%	8.03%
20 years	13.26%	9.00%	13.12%	8.12%

The rates presented above as of September 30, 2020 refer to the incremental borrowing rates used in contracts recognized during the nine-month period ended on September 30, 2020 and the rates as of December 31, 2019 refer to the rates used in contracts recognized in 2019.

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18.5	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

	Parent Company				Consolidated
	2020		2019		2020		2019
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Variable payments not included in the lease liabilities	11,653	33,804	10,977	19,818	66,198	227,928	59,963	158,350
Expenses related to short-term assets	11,971	40,510	45,242	137,341	44,399	128,648	50,482	176,114
Expenses related to low-value assets	882	2,146	548	3,764	950	2,657	710	4,259
	24,506	76,460	56,767	160,923	111,547	359,233	111,155	338,723
18.6	Sale-and-leaseback transactions

During the nine-month period ended on September 30, 2020 three sale-and-leaseback transactions of grain warehouses were concluded. These warehouses are located in: (i) Campo Erê – Santa Catarina, (ii) Pato Branco, and (iii) Medianeira, both in the state of Paraná; which were analyzed according to the CPC 06 / IFRS 16 premises. The right-of-use assets and lease liabilities of each contract were recognized and are presented in the additions of the Buildings class, with the following amounts: (i) Campo Erê: Assets R$1,751 and Liabilities R$3,835, (ii) Pato Branco: Assets R$3,551 and Liabilities R$6,683, and (iii) Medianeira: Assets R$3,312 and Liabilities R$6,611.

19.	SHARE-BASED PAYMENT

The rules for the stock options and restricted shares plans granted to executives were disclosed in the financial statements for the year ended on December 31, 2019 (note 20). On April 27, 2020, the general shareholder’s meeting approved changes to the plans, increasing the limit of grants from 0.5% to 2.5% of the common, registered, book-entry shares with no par value, representative of the Company’s total capital stock.

The breakdown of the outstanding granted stock options is set forth as follows:

Date			Quantity		Grant (1)	Strike price (1)
Grant date	Beggining of exercise	End of the exercise	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

04.26.16	04.30.17	04.30.21	8,724,733	1,275,000	9.21	56.00	66.90
05.31.16	05.31.17	05.31.21	3,351,220	1,145,330	10.97	46.68	55.35
			12,075,953	2,420,330

(1)	Amounts expressed in Brazilian Reais.

The breakdown of the outstanding granted restricted shares is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

10.01.18	10.01.21	2,311,394	901,178	21.44
07.01.19	07.01.22	1,815,649	1,129,138	30.61
09.16.19	10.01.22	68,605	45,736	30.61
06.01.20	06.01.23	3,571,736	3,552,107	21.28
		7,767,384	5,628,159

(1)	Amounts expressed in Brazilian Reais.

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The rollforward of the granted options and shares for the nine-month period ended on September 30, 2020, is presented as follows:

Consolidated

Outstanding options/shares as of December 31, 2019	4,722,734
Granted
Restricted shares - June 2020	1,315,566
Restricted shares - April 2020	359,293
Exercised / Delivered:
Restricted Shares – grant of April, 2020	(260,487)
Restricted Shares – grant of September, 2019	(16,580)
Restricted Shares – grant of June, 2019	(140,945)
Restricted Shares – grant of October, 2018	(267,475)
Restricted Shares – grant of June, 2018	(97,875)
Forfeiture:
Restricted shares - Grant of 2020	(98,806)
Restricted shares - Grant of 2019	(90,113)
Restricted shares - Grant of 2018	(219,805)
Stock options - Grant of 2016	(73,170)
Outstanding options/shares as of September 30, 2020	5,132,337

The weighted average exercise price of the outstanding options conditioned to services is R$61.43 (sixty-one Brazilian Reais and forty-three cents) (R$60.96 as of December 31, 2019), and the weighted average remaining vesting term is 8 months (17 months as of December 31, 2019).

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$254,171 (R$255,445 as of December 31, 2019) and in the amount of R$23,347 in the non-current liabilities (R$11,761 as of December 31, 2019). In the statement of income for the nine-month period ended on September 30, 2020 the amount recognized as expense was R$43,263 (R$33,172 in the same period of the previous year), and during the three-month period ended on September 30, 2020 the amount recognized as expense was R$21,239 (R$13,790 in the same period of the previous year).

20.	EMPLOYEES BENEFITS PLANS

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2019 (note 21) and have not been changed during the following periods. The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	09.30.20	12.31.19	09.30.20	12.31.19
Medical assistance	197,464	187,274	197,464	187,274
F.G.T.S. Penalty (1)	267,518	247,485	267,518	247,485
Award for length of service	112,296	103,284	112,296	103,284
Other	60,921	56,744	195,943	151,431
	638,199	594,787	773,221	689,474

Current	87,996	87,996	97,596	95,919
Non-current	550,203	506,791	675,625	593,555

(1)	FGTS – Government Severance Indemnity Fund for Employees

The Company estimated costs for pension and post-employment plans for the year of 2020, according to an appraisal report prepared in 2019 by an actuarial expert and recorded in the statement of income for the nine-month period

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ended on September 30, 2020 against other comprehensive income a gain of R$20,229 in the parent company and R$20,134 in consolidated (R$10,116 in the parent company and R$9,778 in the same period of the previous year) and for the three-month period ended on September 30, 2020 a gain of R$7,194 in the parent company and R$7,170 in consolidated (R$4,805 in the parent company and R$4,822 in consolidated in the same period of the previous year).

21.	PROVISION FOR TAX, CIVIL, LABOR AND OTHER RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of the interim financial information, the provision for tax, civil, labor, commercial and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

21.1	Contingencies with probable losses

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as with probable loss, and contingent liabilities is presented below:

	Parent company
					09.30.20
	Tax	Labor	Civil, commercial and other	Contingent liabilities (Business combination)	Total
Beginning balance	583,316	600,510	306,476	300,561	1,790,863
Additions	70,861	251,098	44,624	-	366,583
Reversals	(61,248)	(95,204)	(23,369)	(1,388)	(181,209)
Payments	(70,906)	(213,678)	(25,490)	-	(310,074)
Interest	44,747	65,913	33,505	-	144,165
Ending balance	566,770	608,639	335,746	299,173	1,810,328

Current					1,067,456
Non-current					742,872

	Consolidated
					09.30.20
	Tax	Labor	Civil, commercial and other	Contingent liabilities (Business combination)	Total
Beginning balance	583,464	603,074	307,177	300,654	1,794,369
Additions	70,861	252,071	44,726	-	367,658
Reversals	(61,248)	(95,216)	(23,370)	(1,388)	(181,222)
Payments	(70,906)	(213,678)	(25,490)	-	(310,074)
Interest	44,747	65,912	33,505	-	144,164
Exchange rate variation	15	192	55	9	271
Ending balance	566,933	612,355	336,603	299,275	1,815,166

Current					1,071,964
Non-current					743,202

21.2	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. Such contingencies have the same characteristics of those

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disclosed in the 2019 financial statements and on September 30, 2020 had balances of R$11,991,289 (R$11,811,690 on December 31, 2019) for tax risks, R$1,495,741 (R$1,403,461 on December 31, 2019) for civil risks and R$198,410 (R$84,039 on December 31, 2019) for labor risks, for which only those resulting from the business combination with Sadia have a provision, recorded at the fair value estimated on the date of the business combination, in the amount of R$299,275 (R$300,654 as of December 31, 2019).

22.	EQUITY
22.1	Capital Stock

On September 30, 2020, the subscribed and paid capital of the Company was R$12,553,418, which is composed of 812,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$92,947, made on July 22, 2009.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 (one billion) common book-entry shares with no par value.

22.1.1.	Breakdown of capital stock by nature

Parent company
	09.30.20	12.31.19
Common shares	812,473,246	812,473,246
Treasury shares	(4,766,084)	(713,446)
Outstanding shares	807,707,162	811,759,800

22.1.2.	Rollforward of outstanding shares

Parent company
Quantity of outstanding of shares
09.30.20
Shares at the beginning of the year	811,759,800
Purchase of treasury shares	(4,836,000)
Delivery of restricted shares	783,362
Shares at the end of the year	807,707,162

22.2	Treasury shares

The Company has 4,766,084 shares held in treasury, with an average cost of R$26.00 (twenty-six Brazilian Reais) per share, and market value corresponding to R$87,601.

Parent company
Quantity of outstanding of shares
09.30.20
Shares at the beggining of the exercise	713,446
Purchase of treasury shares	4,836,000
Delivery of restricted shares	(783,362)
Shares at the end of the exercise	4,766,084

The program of repurchase of own shares, which was approved by the Board of Directors on March 26, 2020, was concluded on May 22, 2020. The Company purchased 4,836,000 common shares, representing 0.60% of its capital

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stock, at the cost of R$106,070, with the purpose to maintain in treasury for eventual disposal, cancellation, as well as to comply with obligations and commitments made under the Stock Option Plan and the Restricted Stocks Plan.

23.	EARNINGS (LOSS) PER SHARE

The basic earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares, by the weighted average quantity of available ordinary shares during the period.

The diluted earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares by the weighted average quantity of available ordinary shares during the period summed to the weighted average quantity of ordinary shares that would be available on the conversion of all potential dilutive ordinary shares (stock options and restricted shares).

	Continued operations
		2020		2019
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Basic numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	216,791	474,740	435,108	510,939
Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	807,406,368	809,583,921	811,536,857	811,464,814
Net earnings (loss) per share basic - R$	0.27	0.59	0.54	0.63

Diluted numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	216,791	474,740	435,108	510,939

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	807,406,368	809,583,921	811,536,857	811,464,814
Number of potential shares	58,332	58,332	-	-
Weighted average number of outstanding shares - diluted	807,464,700	809,642,253	811,536,857	811,464,814
Net earnings (loss) per share diluted - R$	0.27	0.59	0.54	0.63

	Discontinued operations		Continued and discontinued operations
		2019		2019
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Basic numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	(141,201)	(895,142)	293,907	(384,203)
Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,536,857	811,464,814	811,536,857	811,464,814
Net earnings (loss) per share basic - R$	(0.17)	(1.10)	0.36	(0.47)

Diluted numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	(141,201)	(895,142)	293,907	(384,203)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,536,857	811,464,814	811,536,857	811,464,814
Number of potential shares	-	-	-	-
Weighted average number of outstanding shares - diluted	811,536,857	811,464,814	811,536,857	811,464,814
Net earnings (loss) per share diluted - R$	(0.17)	(1.10)	0.36	(0.47)

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24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
24.1	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy, executing the formal designation of its hedge accounting relations in accordance with CPC 48 / IFRS 09, as disclosed in the financial statements for the year ended on December 31, 2019.

24.2	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents.

On September 30, 2020, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco BIC, Banco BNP Paribas, Banco do Brasil, Banco BTG Pactual, Banco Itaú, Banco Safra, Banco Santander, Banco Votorantim, Citibank, HSBC, J.P. Morgan Chase Bank, T.Garanti Bankasi A.Ş. and Vakiflar Bankasi.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Banco BNP Paribas, Citibank, Deutsche Bank, ING Bank, J.P. Morgan Chase Bank, Morgan Stanley, Rabobank and XP.

24.3	Capital management and liquidity risk

On September 30, 2020, the long-term consolidated gross debt represented 80.65% (82.50% as of December 31, 2019) of the total gross indebtedness, which has an average term higher than seven years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	09.30.20			12.31.19
	Current	Non-current	Total	Total
Foreign currency debt	(954,629)	(14,766,670)	(15,721,299)	(11,006,524)
Local currency debt	(3,443,798)	(6,849,332)	(10,293,130)	(7,613,755)
Derivative financial liabilities	(793,361)	(21,354)	(814,715)	(153,612)
Gross debt	(5,191,788)	(21,637,356)	(26,829,144)	(18,773,891)

Marketable securities and cash and cash equivalents	11,711,678	382,283	12,093,961	4,963,319
Derivative financial assets	153,421	223	153,644	245,315
Restricted cash	1	24,297	24,298	296,294
Net debt			(14,557,241)	(13,268,963)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	72

	Parent company
	09.30.20
	Book value	Contractual cash flow	Up to 12 months	Oct - Dec 2021	2022	2023	2024	2025 onwards
Non derivative financial liabilities
Loans and financing	22,812,054	32,394,437	5,055,707	523,483	3,222,670	3,439,202	2,679,717	17,473,658
Trade accounts payable	7,294,754	7,374,699	7,368,297	767	2,836	2,692	107	-
Supply chain finance	1,121,372	1,136,346	1,136,346	-	-	-	-	-
Lease payables	2,160,313	2,762,720	269,980	123,113	435,314	373,740	337,402	1,223,171
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	36,056	36,056	28,645	7,411	-	-	-	-
Currency derivatives	615,635	615,635	609,277	5,897	461	-	-	-
Commodities derivatives	104,120	104,120	96,534	7,386	200	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	49,156	49,156	49,156	-	-	-	-	-

	Consolidated
	09.30.20
	Book value	Contractual cash flow	Up to 12 months	Jul - Dec 2021	2022	2023	2024	2025 onwards
Non derivative financial liabilities
Loans and financing	26,014,429	36,445,383	5,346,027	574,837	3,591,534	3,595,783	2,802,226	20,534,976
Trade accounts payable	8,105,061	8,185,025	8,178,623	767	2,836	2,692	107	-
Supply chain finance	1,121,372	1,136,346	1,136,346	-	-	-	-	-
Lease payables	2,398,643	3,050,187	348,484	139,153	490,309	422,879	346,211	1,303,151
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	36,056	36,056	28,645	7,411	-	-	-	-
Currency derivatives	615,635	615,635	609,277	5,897	461	-	-	-
Commodities derivatives	104,120	104,120	96,534	7,386	200	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	58,904	58,904	58,904	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or substantially modified outside the normal course of business.

24.4	Market risk management
24.4.1.	Interest rate risk

The indebtedness is essentially linked to fixed coupons (R$, USD, EUR and TRY), Interbank Deposit Certificate (“CDI”), Broad Consumer Price Index (“IPCA”) and London Interbank Offered Rate (“LIBOR”). In situations of adverse market changes that result in an increase in these rates, the cost of floating-rate debt rises and on the other hand, the cost of fixed-rate debt decreases in relative terms.

Regarding marketable securities, the Company holds, mainly, instruments indexed by the CDI for investments in Brazil and fixed coupon in USD for investments in the foreign market.

The Company’s exposure to interest rates can be assessed in notes 5 and 15.

The derivative financial instruments hired to hedge the exposure to interest rates as of September 30, 2020 are shown in the table below:

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	73

09.30.20
Cash flow hedges - Derivative instruments	Maturity	Hedged Object	Asset	Liability	Notional		Fair value (R$)
Subsidiaries
Interest rate swap	3rd Qtr. 2021	Debt	118.00% CDI	5.60% p.a.	810,000	BRL	(28,645)
Interest rate swap	4th Qtr. 2021	Debt	118.00% CDI	5.72% p.a.	180,000	BRL	(7,411)
							(36,056)

Derivative instruments not designated	Maturity		Asset	Liability	Notional		Fair value (R$)
Parent company and Consolidated
Interest rate swap	2nd Qtr. 2021		USD + 2.80% p.a.	CDI + 2.27% p.a.	49,900	USD	8,657
							8,657
24.4.2.	Foreign exchange risk

This risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i.	Statement of financial position exposure

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	09.30.20	12.31.19 (1)
Cash and cash equivalents	7,566,208	2,591,746
Trade accounts receivable	6,140,756	4,892,708
Trade accounts payable	(854,264)	(601,007)
Loans and financing	(14,939,437)	(8,854,826)
Other assets and liabilities, net	(261,137)	(162,341)
Exposure of assets and liabilities in foreign currencies	(2,347,874)	(2,133,720)
Derivative financial instruments (hedge)	2,179,217	1,734,517
Exposure in result, net	(168,657)	(399,203)

(1)	Restated for better presentation of the amount previously classified in Investments, which was relocated to the corresponding assets and liabilities.

The net P&L exposure is mainly composed of the following currencies:

Net P&L Exposure	09.30.20	12.31.19
Argentinian Peso (ARS)	(5,253)	(13,236)
Euros (EUR)	(38,248)	23,624
Pound Sterling (GBP)	9,648	6,949
Yen (JPY)	15,067	(17,285)
Rubles (RUB)	32,729	2,780
Turkish Liras (TRY)	64,693	(418,576)
U.S. Dollars (USD)	(247,293)	16,541
Total	(168,657)	(399,203)

The derivative financial instruments hired to hedge the foreign currency statement of financial position exposure on September 30, 2020 are not designated as hedge accounting and are set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	74

09.30.20
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	4th Qtr. 2020	EUR	265,000	6.5378	20,942
Non-deliverable forward	USD	BRL	4th Qtr. 2020	USD	340,000	5.5969	14,290
Non-deliverable forward	USD	BRL	2nd Qtr. 2021	USD	50,000	5.2800	18,557
Non-deliverable forward	BRL	USD	4th Qtr. 2020	USD	6,000	4.3314	(7,855)
Collar	BRL	USD	4th Qtr. 2020	USD	31,000	4.2996	(41,301)
Futures - B3	BRL	USD	4th Qtr. 2020	USD	327,250	5.6317	2,880
							7,513

Subsidiaries
Non-deliverable forward	EUR	JPY	4th Qtr. 2020	EUR	20,327	122.9881	845
Non-deliverable forward	USD	EUR	4th Qtr. 2020	EUR	92,000	1.1670	(3,207)
Non-deliverable forward	EUR	RUB	4th Qtr. 2020	EUR	16,369	91.6373	971
Collar	TRY	USD	4th Qtr. 2020	USD	50,000	7.8900	(3,312)
Total Consolidated							2,810

ii.	Operating income exposure

The derivative and non-derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on September 30, 2020 are set forth below:

09.30.20
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2020	USD	104,000	5.4437	(19,925)
Collar	USD Exports	BRL	USD	4th Qtr. 2020	USD	280,000	4.6409	(282,359)
Collar	USD Exports	BRL	USD	1st Qtr. 2021	USD	112,000	4.8954	(88,804)
Collar	USD Exports	BRL	USD	2nd Qtr. 2021	USD	45,000	5.6328	(7,578)
Collar	USD Exports	BRL	USD	3rd Qtr. 2021	USD	10,000	5.6334	(694)
								(399,360)

09.30.20
Cash flow hedge - Non-derivative instruments	Hedged object		Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Bond BRF SA BRFSBZ5 (2)	USD Exports		USD	2nd Qtr. 2022	USD	70,928	2.0213	(441,009)
Bond BRF SA BRFSBZ3	USD Exports		USD	2nd Qtr. 2023	USD	150,000	2.0387	(540,300)

								(981,309)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	For this instrument, the initial designation was of USD150,000, however there were repurchases with corresponding revocation of the designation in the amounts of USD31,338 at the rate of 3.2408, USD9,350 at the rate of 4.1827, USD27,190 at the rate of 5.1889 e USD11,194 at the rate of 5.5714. The accumulated exchange rate variation of the revoked portions is fixed and reserved in Other Comprehensive Income until the recognition of the hedge object in the second quarter of 2022.

iii.	Investments exposure

The non-derivative financial instruments designated as net investment hedge instruments on September 30, 2020 are set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	75

09.30.20
Net investment hedge - Non-derivative instruments	Protection (Investment)	Liability	Maturity	Notional		Rate	Fair value (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD	75,673	3.7649	(142,588)
Bond - BRF SA BRFSBZ 4.35	BRF Al Yasra Food	USD	3rd Qtr. 2026	USD	108,757	3.7649	(187,253)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD	65,570	3.7649	(122,516)
							(452,357)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

24.4.3.	Commodities price risk

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on September 30, 2020 are set forth below:

09.30.20
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise rate (USD/Ton)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2021	9,997	ton	115.15	2,856
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2021	100,441	ton	116.46	24,053
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2020	7,198	ton	607.81	5,006
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	1st Qtr. 2021	10,297	ton	626.18	6,225
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2021	8,998	ton	675.23	3,082
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2021	1,000	ton	731.93	27
							41,249

09.30.20
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise rate (USD/Ton)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	4th Qtr. 2020	39,487	ton	342.08	(7,586)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2021	19,157	ton	349.76	(2,740)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2020	533,087	ton	144.77	(13,336)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2021	330,233	ton	152.73	(225)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2021	739,919	ton	147.39	(36,416)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2021	268,363	ton	142.97	(14,905)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2021	152,990	ton	145.54	(7,386)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2022	9,998	ton	153.33	(200)
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2020	2,376	ton	1,003.60	(45)
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2021	28,053	ton	990.17	(661)
Corn future - sell	Corn purchase - fixed price	Corn - B3	2nd Qtr. 2021	18,765	ton	957.84	(416)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2021	38,988	ton	819.48	(888)
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2021	5,994	ton	828.25	(143)
							(84,947)

09.30.20
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities		Maturity	Notional		Exercise rate	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	USD	4th Qtr. 2020	USD	90,682	4.7863	(76,763)
Non-deliverable forward	Cost in USD	BRL	USD	USD	1st Qtr. 2021	USD	57,129	4.7109	(53,064)
Non-deliverable forward	Cost in USD	BRL	USD	USD	2nd Qtr. 2021	USD	109,056	5.2096	(49,586)
Non-deliverable forward	Cost in USD	BRL	USD	USD	3rd Qtr. 2021	USD	38,368	5.4856	(7,876)
Non-deliverable forward	Cost in USD	BRL	USD	USD	4th Qtr. 2021	USD	22,266	5.4695	(5,674)
Non-deliverable forward	Cost in USD	BRL	USD	USD	1st Qtr. 2022	USD	1,533	5.4651	(461)
									(193,424)

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	76

24.5	Effects of hedge instruments on financial information

The effects of financial instruments for hedging exchange rate, commodities price and interest rates in the income for the period, in other comprehensive income and in the financial position are set forth below:

Income for the period							Consolidated
Jul - Sep 2020	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total
Net Sales				10,220,077	-	-	10,220,077
Derivatives result		Operating Results	Cash flow	(277,486)	-	-	(277,486)
Net Revenue	26			9,942,591	-	-	9,942,591

Cost of Goods Sold				-	(7,537,572)	-	(7,537,572)
Derivatives result		Operating Results	Cash flow / Fair value	-	(60,561)	-	(60,561)
Cost of Goods Sold				-	(7,598,133)	-	(7,598,133)

Interests on Loans and Financing				-	-	(490,955)	(490,955)
Interest Rate Derivatives result		Interest expenses	Cash flow	-	-	(8,247)	(8,247)
Foreign Exchange variation on assets and liabilities				4,420	-	-	4,420
Foreign Exchange Derivatives result		Financial Position	Not designated	86,372	-	-	86,372
Effects on Financial Result	28			90,792	-	(499,202)	(408,410)

Other Comprehensive Income							Consolidated
Jul - Sep 2020		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	245,631	75,065	7,752	328,448
Non-derivative Instruments – non-current		Operating Results	Cash flow	(29,649)	-	-	(29,649)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(43,428)	-	-	(43,428)
Other Comprehensive Income (1)				172,554	75,065	7,752	255,371

Income for the period							Consolidated
Jan - Sep 2020	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				29,183,234	-	-	29,183,234
Derivatives result		Operating Results	Cash flow	(1,187,652)	-	-	(1,187,652)
Net Revenue	26			27,995,582	-	-	27,995,582

Cost of Goods Sold				-	(21,291,958)	-	(21,291,958)
Derivatives result		Operating Results	Cash flow / Fair value	-	(127,297)	-	(127,297)
Cost of Goods Sold				-	(21,419,255)	-	(21,419,255)

Interests on Loans and Financing				-	-	(1,122,525)	(1,122,525)
Interest Rate Derivatives result		Interest expenses	Cash flow	-	-	(8,646)	(8,646)
Foreign Exchange variation on assets and liabilities				(1,529,314)	-	-	(1,529,314)
Foreign Exchange Derivatives result		Financial Position	Not designated	1,364,935	-	-	1,364,935
Effects on Financial Result	28			(164,379)	-	(1,131,171)	(1,295,550)

Other Comprehensive Income							Consolidated
Jan - Sep 2020		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(505,629)	107,738	(22,202)	(420,093)
Non-derivative Instruments – non-current		Operating Results	Cash flow	(404,432)	-	-	(404,432)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(385,539)	-	-	(385,539)
Other Comprehensive Income (1)				(1,295,600)	107,738	(22,202)	(1,210,064)

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	77

Equity balances							Consolidated
09.30.20	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(592,784)	(43,698)	(36,056)	(672,538)
Not designated derivatives		Financial Position	Not designated	11,467	-	-	11,467
Asset / (Liability) net				(581,317)	(43,698)	(36,056)	(661,071)

Derivative Instruments - current (2)		Operating Results	Cash flow	(428,794)	67,294	(22,202)	(383,702)
Derivative Instruments - non-current		Operating Results	Cash flow	(981,309)	-	-	(981,309)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(452,357)	-	-	(452,357)
Other Comprehensive Income (1)				(1,862,460)	67,294	(22,202)	(1,817,368)

Derivatives result		Operating Results	Cash flow / Fair value	-	352,244	-	352,244
Inventories	7			-	352,244	-	352,244

(1)	All effects are shown gross of taxes.
(2)	Includes R$(8,389) related to the time value of the foreign exchange option contracts.

In the Statement of Cash Flows, the effect of the derivative financial instruments designated as hedge accounting is presented in the line item in which the hedged object is registered. For the instruments not designated, the effects are presented in the Derivative Financial Instruments line item.

Summarized financial position of derivative financial instruments:

	Parent company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Asset
Designated as hedge accounting
Currency derivatives	22,851	166,729	22,851	166,729
Commodities derivatives	60,422	25,191	60,422	25,191
Not designated as hedge accounting
Currency derivatives	65,326	51,811	70,371	53,395
	148,599	243,731	153,644	245,315

Current assets	148,376	193,740	153,421	195,324
Non-current assets	223	49,991	223	49,991

Liabilities
Designated as hedge accounting
Currency derivatives	(615,635)	(73,417)	(615,635)	(73,417)
Commodities derivatives	(104,120)	(48,829)	(104,120)	(48,829)
Interest rate derivatives	(36,056)	-	(36,056)	-
Not designated as hedge accounting
Currency derivatives	(49,156)	(29,479)	(58,904)	(31,369)
	(804,967)	(151,725)	(814,715)	(153,615)

Current liabilities	(783,613)	(151,722)	(793,361)	(153,612)
Non-current liabilities	(21,354)	(3)	(21,354)	(3)

24.6	Sensitivity analysis

The Management understands that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	78

The information used in the preparation of the analysis is based on the position as of September 30, 2020, which has been described in the items above. The future results may diverge significantly of the estimated values if the reality presents different than the considered premises. Positive values indicate gains and negative values indicate losses.

	Scenario
Exchange rate - Balance	Basis	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.6407	2.8204	4.2305	5.0766	6.2048	7.0509	8.4611

Monetary Assets and Liabilities		488,832	244,416	97,766	(97,766)	(244,416)	(488,833)
Derivative Instruments - Not designated		(365,185)	(182,592)	(73,037)	73,037	182,592	365,185
Net effect		123,647	61,824	24,729	(24,729)	(61,824)	(123,648)

EUR	6.6132	3.3066	4.9599	5.9519	7.2745	8.2665	9.9198

Monetary Assets and Liabilities		713,889	356,945	142,778	(142,778)	(356,945)	(713,889)
Derivative Instruments - Not designated		(694,765)	(347,383)	(138,953)	138,953	347,383	694,765
Net effect		19,124	9,562	3,825	(3,825)	(9,562)	(19,124)

JPY	0.0534	0.0267	0.0401	0.0481	0.0588	0.0668	0.0801

Monetary Assets and Liabilities		(74,321)	(37,161)	(14,864)	14,864	37,161	74,321
Derivative Instruments - Not designated		66,788	33,394	13,358	(13,358)	(33,394)	(66,788)
Net effect		(7,533)	(3,767)	(1,506)	1,506	3,767	7,533

RUB	0.0727	0.0364	0.0545	0.0654	0.0800	0.0909	0.1091

Monetary Assets and Liabilities		(70,904)	(35,452)	(14,181)	14,181	35,452	70,904
Derivative Instruments - Not designated		54,540	27,270	10,908	(10,908)	(27,270)	(54,540)
Net effect		(16,364)	(8,182)	(3,273)	3,273	8,182	16,364

TRY	0.7294	0.3647	0.5471	0.6565	0.8023	0.9118	1.0941

Monetary Assets and Liabilities		118,639	59,320	23,728	(23,728)	(59,320)	(118,639)
Derivative Instruments - Not designated		(150,986)	(75,493)	(30,197)	30,197	75,493	150,986
Net effect		(32,347)	(16,173)	(6,469)	6,469	16,173	32,347

	Scenario
Exchange rate - Operating results	Basis	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.6407	2.8204	4.2305	5.0766	6.2048	7.0509	8.4611

Revenue in USD		(2,177,107)	(1,088,554)	(435,421)	435,421	1,088,554	2,177,107
NDF		293,316	146,658	58,663	(58,663)	(146,658)	(293,316)
Collar		1,164,080	560,225	217,560	(243,489)	(621,699)	(1,252,047)
Loans - Designated		623,094	311,547	124,619	(124,619)	(311,547)	(623,094)
Net effect		(96,617)	(70,124)	(34,579)	8,650	8,650	8,650

	Scenario
Exchange rate - Operating results	Basis	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.6407	2.8204	4.2305	5.0766	6.2048	7.0509	8.4611

Cost of Sales	BRL	(899,788)	(449,894)	(179,958)	179,958	449,894	899,788
NDF	BRL	899,788	449,894	179,958	(179,958)	(449,894)	(899,788)
Net effect		-	-	-	-	-	-

	Scenario
Operating results - Commodities	Basis (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
Soy Grain - CBOT	375.82	187.91	281.86	338.24	413.40	469.77	563.73

Cost of Sales		(11,020)	(5,510)	(2,204)	2,204	5,510	11,020
NDF		11,020	5,510	2,204	(2,204)	(5,510)	(11,020)
Net effect		-	-	-	-	-	-

Soybean Meal - CBOT	131.80	65.90	98.85	118.62	144.98	164.75	197.70

Cost of Sales		7,278	3,639	1,456	(1,456)	(3,639)	(7,278)
NDF		(7,278)	(3,639)	(1,456)	1,456	3,639	7,278
Net effect		-	-	-	-	-	-

Soybean Oil - CBOT	733.83	366.92	550.37	660.45	807.22	917.29	1100.75

Cost of Sales		10,088	5,044	2,018	(2,018)	(5,044)	(10,088)
NDF		(10,088)	(5,044)	(2,018)	2,018	5,044	10,088
Net effect		-	-	-	-	-	-

Corn - CBOT	153.20	76.60	114.90	137.88	168.53	191.51	229.81

Cost of Sales		(155,855)	(77,927)	(31,171)	31,171	77,927	155,855
NDF		155,855	77,927	31,171	(31,171)	(77,927)	(155,855)
Net effect		-	-	-	-	-	-

(1)	Base price of each commodity in USD/ton.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	79

24.7	Financial instruments by category

	Parent company
	09.30.20
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	886,932	-	886,932
Cash equivalents	-	3,614,885	3,614,885
Marketable securities	-	326,043	326,043
Restricted cash	24,298	-	24,298
Trade accounts receivable	6,199,650	253,787	6,453,437
Other receivables	101,363	-	101,363
Derivatives not designated	-	65,326	65,326
Derivatives designated as hedge accounting (1)	-	83,273	83,273

Liabilities
Trade accounts payable	(7,294,754)	-	(7,294,754)
Supply chain finance	(1,121,372)	-	(1,121,372)
Loans and financing (2)	(22,812,054)	-	(22,812,054)
Derivatives not designated	-	(49,156)	(49,156)
Derivatives designated as hedge accounting (1)	-	(755,811)	(755,811)
	(24,015,937)	3,538,347	(20,477,590)

(1)	All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.
(2)	All loans and borrowings are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	80

	Parent company
	12.31.19
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	170,902	-	170,902
Cash equivalents	-	1,198,078	1,198,078
Marketable securities	-	411,885	411,885
Restricted cash	296,294	-	296,294
Trade accounts receivable	5,878,791	225,941	6,104,732
Other receivables	120,234	-	120,234
Derivatives not designated	-	51,811	51,811
Derivatives designated as hedge accounting	-	191,920	191,920

Liabilities
Trade accounts payable	(5,283,109)	-	(5,283,109)
Supply chain finance	(842,037)	-	(842,037)
Loans and financing	(16,429,004)	-	(16,429,004)
Derivatives not designated	-	(29,479)	(29,479)
Derivatives designated as hedge accounting	-	(122,246)	(122,246)
	(16,087,929)	1,927,910	(14,160,019)

	Consolidated
	09.30.20
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	5,317,561	-	-	-	5,317,561
Cash equivalents	-	-	-	6,081,026	6,081,026
Marketable securities	321,766	45,522	-	328,086	695,374
Restricted cash	24,298	-	-	-	24,298
Trade accounts receivable	2,593,370	-	-	253,787	2,847,157
Other receivables	104,940	-	-	-	104,940
Derivatives not designated	-	-	-	70,371	70,371
Derivatives designated as hedge accounting (1)	-	-	-	83,273	83,273

Liabilities
Trade accounts payable	(8,105,061)	-	-	-	(8,105,061)
Supply chain finance	(1,121,372)	-	-	-	(1,121,372)
Loans and financing (2)	(26,014,429)	-	-	-	(26,014,429)
Derivatives not designated	-	-	-	(58,904)	(58,904)
Derivatives designated as hedge accounting (1)	-	-	-	(755,811)	(755,811)
Written option– business combination	-	-	-	(236,440)	(236,440)
	(26,878,927)	45,522	-	5,765,388	(21,068,017)

(1)	All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.
(2)	All loans and borrowings are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	Consolidated
	12.31.19
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	2,289,787	-	-	-	2,289,787
Cash equivalents	-	-	-	1,947,998	1,947,998
Marketable securities	265,783	26,678	19,285	413,788	725,534
Restricted cash	296,294	-	-	-	296,294
Trade accounts receivable	2,811,902	-	-	225,941	3,037,843
Other receivables	123,877	-	-	-	123,877
Derivatives not designated	-	-	-	53,395	53,395
Derivatives designated as hedge accounting	-	-	-	191,920	191,920

Liabilities
Trade accounts payable	(5,796,766)	-	-	-	(5,796,766)
Supply chain finance	(842,037)	-	-	-	(842,037)
Loans and financing	(18,620,279)	-	-	-	(18,620,279)
Derivatives not designated	-	-	-	(31,369)	(31,369)
Derivatives designated as hedge accounting	-	-	-	(122,246)	(122,246)
Written option– business combination	-	-	-	(706,920)	(706,920)
	(19,471,439)	26,678	19,285	1,972,507	(17,452,969)

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	81

24.8	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, credit linked notes, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company has a financial liability arising from a put option written in the context of a business combination. This option gives the non-controlling shareholder the right to sell its equity stake in the subsidiary for an amount equivalent to a multiple of the income before taxes, interests, depreciation and amortization of the economic group of this subsidiary in the last 12 months prior to the exercise. The exercise period is comprised of the six-month period beginning on May 25, 2021. This liability is measured at fair value using internal assumptions regarding the results of that economic group. The effects of the remeasurement resulted in a gain in financial results of R$533,774 in the nine-month period ended on September 30, 2020 (loss of R$100,220 in the same period of the prior year), as per note 28.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the nine-month period ended on September 30, 2020, there were no changes among the 3 levels of hierarchy.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	82

	Parent company
	09.30.20			12.31.19
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	573,373	-	573,373	70,515	-	70,515
Term deposits	-	-	-	254,583	-	254,583
Bank deposit certificates	-	3,036,570	3,036,570	-	869,473	869,473
Financial treasury bills	311,048	-	311,048	396,994	-	396,994
Investment funds	19,937	-	19,937	18,398	-	18,398
Trade accounts receivable	-	253,787	253,787	-	225,941	225,941
Derivatives	-	148,599	148,599	-	243,731	243,731
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(804,967)	(804,967)	-	(151,725)	(151,725)
	904,358	2,633,989	3,538,347	740,490	1,187,420	1,927,910

	Consolidated
	09.30.20				12.31.19
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets
Fair value through other comprehensive income
Credit linked notes	-	-	-	-	19,285	-	-	19,285
Stocks	45,522	-	-	45,522	26,678	-	-	26,678
Fair value through profit and loss
Savings account and overnight	2,970,751	-	-	2,970,751	689,874	-	-	689,874
Term deposits	56,184	-		56,184	374,859	-	-	374,859
Bank deposit certificates	-	3,049,149	-	3,049,149	-	879,758	-	879,758
Financial treasury bills	311,048	-	-	311,048	396,994	-	-	396,994
Investment funds	21,980	-	-	21,980	20,301	-	-	20,301
Trade accounts receivable	-	253,787	-	253,787	-	225,941	-	225,941
Derivatives	-	153,644	-	153,644	-	245,315	-	245,315
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(814,715)	-	(814,715)	-	(153,615)	-	(153,615)
Written option– business combination	-	-	(236,440)	(236,440)	-	-	(706,920)	(706,920)
	3,405,485	2,641,865	(236,440)	5,810,910	1,527,991	1,197,399	(706,920)	2,018,470

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based in prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based in level 2 and are measured by discounted cash flows.

		Parent company and Consolidated
			09.30.20		12.31.19
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 5 7/8	USD	2022	(405,602)	(429,191)	(435,934)	(460,606)
BRF SA BRFSBZ 4 3/4	USD	2024	(1,692,070)	(1,789,873)	(2,086,169)	(2,191,726)
BRF SA BRFSBZ 3.95	USD	2023	(1,325,193)	(1,379,877)	(1,370,446)	(1,427,754)
BRF SA BRFSBZ 2 3/4	EUR	2022	(1,112,379)	(1,132,333)	(1,492,653)	(1,559,476)
BRF SA BRFSBZ 4 7/8	USD	2030	(4,231,591)	(4,385,182)	(3,022,773)	(3,160,573)
BRF SA BRFSBZ 5 3/4	USD	2050	(2,747,341)	(2,812,164)	-	-
Debenture - 1st Issue	BRL	2026	(769,746)	(794,714)	(755,760)	(832,213)
Debenture - 2nd Issue	BRL	2030	(2,163,951)	(2,218,639)	-	-
Parent company			(14,447,873)	(14,941,973)	(9,163,735)	(9,632,348)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,767,092)	(2,912,704)	(1,999,509)	(2,101,175)
Consolidated			(17,214,965)	(17,854,677)	(11,163,244)	(11,733,523)

25.	SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information are elaborated considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products whose characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and other: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.
BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	83

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness), as well as commercialization of agricultural products.

The net sales for each reportable operating segment is set forth below:

	Consolidated
		2020		2019
Net sales	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Brazil
In-natura	1,251,395	3,601,927	1,156,829	3,396,648
Poultry	907,235	2,670,960	923,829	2,718,133
Pork and other	344,160	930,967	233,000	678,515
Processed	4,032,656	10,966,468	3,221,570	8,996,664
Other sales	7,654	21,321	3,774	11,024
	5,291,705	14,589,716	4,382,173	12,404,336

International
In-natura	3,635,187	10,651,454	3,261,118	9,270,793
Poultry	3,016,452	8,994,799	2,923,084	8,372,167
Pork and other	618,735	1,656,655	338,034	898,626
Processed	589,996	1,664,171	543,316	1,592,295
Other sales	84,187	216,733	(8,478)	112,236
	4,309,370	12,532,358	3,795,956	10,975,324

Other segments	341,516	873,508	281,357	777,085
	9,942,591	27,995,582	8,459,486	24,156,745

The income (loss) before financial results for each segment is set forth below:

	Consolidated
		2020		2019
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Brazil	566,784	1,282,928	727,302	1,284,235
International	200,302	868,636	429,819	980,955
Other segments	62,496	122,654	28,378	68,907
Sub total	829,582	2,274,218	1,185,499	2,334,097
Corporate	(85,505)	(388,275)	(119,533)	(179,892)
	744,077	1,885,943	1,065,966	2,154,205

The items presented above as Corporate refer to relevant events not attributable to the normal course of business neither to the operating segments. The composition of the main effects in the Corporate segment is set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	84

	Consolidated
		2020		2019
Corporate	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Investigations involving the Company (note 1.2)	(4,027)	(10,207)	(15,850)	(58,397)
Agreement - Class Action (note 1.3)	-	(204,436)	-	-
Tax and Civil Contingencies	(5,350)	(69,872)	(35,770)	(40,845)
Expenses COVID-19	(40,568)	(66,828)	-	-
Results with disposal of businesses	(26,943)	(26,943)	(417)	2,559
Results with disposal of fixed assets	(5,544)	(11,531)	(20,400)	3,661
Expenses with demobilization	(5,034)	(11,295)	(22,929)	(37,091)
Arbitration reversal	-	14,520	-	-
Impairment of investments	-	(6,763)	1,236	(14,404)
Restructuring plan	-	(58)	1,419	(15,012)
Other (1)	1,961	5,138	(26,822)	(20,363)
	(85,505)	(388,275)	(119,533)	(179,892)

(1)	In the period from July to September, 2019 it includes the constitution of provision of R$19,045 in favor of the Municipality of Lucas do Rio Verde, arising from the housing incentive program for employees.

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the nine-month period ended on September 30, 2020 and 2019.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	09.30.20	12.31.19	09.30.20	12.31.19	09.30.20	12.31.19
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,881,786	1,562,104	352,768	339,784	2,234,554	1,901,888
	3,033,284	2,713,602	1,335,246	1,322,262	4,368,530	4,035,864

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s administration, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	85

26.	NET SALES

	Parent company				Consolidated
		2020		2019		2020		2019
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Gross sales
Brazil	6,512,264	18,018,393	5,409,952	15,361,826	6,512,264	18,018,393	5,409,952	15,361,894
International	2,607,278	7,359,010	2,661,819	7,632,039	4,636,072	13,440,650	4,179,103	11,924,715
Other segments	364,659	930,702	297,416	855,721	378,246	968,825	303,930	858,901
	9,484,201	26,308,105	8,369,187	23,849,586	11,526,582	32,427,868	9,892,985	28,145,510

Sales deductions
Brazil	(1,220,558)	(3,428,677)	(1,027,820)	(2,957,599)	(1,220,559)	(3,428,677)	(1,027,779)	(2,957,558)
International	(24,632)	(73,278)	(34,234)	(89,854)	(326,702)	(908,292)	(383,147)	(949,391)
Other segments	(34,512)	(89,197)	(25,380)	(76,586)	(36,730)	(95,317)	(22,573)	(81,816)
	(1,279,702)	(3,591,152)	(1,087,434)	(3,124,039)	(1,583,991)	(4,432,286)	(1,433,499)	(3,988,765)

Net sales
Brazil	5,291,706	14,589,716	4,382,132	12,404,227	5,291,705	14,589,716	4,382,173	12,404,336
International	2,582,646	7,285,732	2,627,585	7,542,185	4,309,370	12,532,358	3,795,956	10,975,324
Other segments	330,147	841,505	272,036	779,135	341,516	873,508	281,357	777,085
	8,204,499	22,716,953	7,281,753	20,725,547	9,942,591	27,995,582	8,459,486	24,156,745

27.	OTHER OPERATING INCOME (EXPENSES), NET

	Parent company				Consolidated
		2020		2019		2020		2019
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Recovery of expenses (1)	83,074	317,726	498,477	1,201,800	83,114	318,172	498,500	1,203,311
Provision reversal	1,756	72,381	852	14,932	1,756	72,381	852	14,937
Scrap sales	3,072	8,506	2,788	8,653	3,111	8,672	2,849	9,686
Provision for civil and tax risks (2)	(13,298)	(78,569)	(35,726)	(399,610)	(13,719)	(79,238)	(35,811)	(399,729)
Other employees benefits	(6,862)	(22,512)	(8,358)	(23,274)	(6,862)	(22,512)	(8,358)	(25,732)
Insurance claims costs	(2,008)	(7,485)	(3,239)	(17,084)	(877)	(3,394)	(360)	(15,337)
Net gains (losses) from the disposals of property, plant and equipment	(13,399)	(15,778)	(13,077)	11,146	(16,870)	(24,279)	(15,323)	2,925
Employee participation and bonuses	(41,127)	(162,526)	(86,919)	(188,603)	(41,678)	(159,669)	(88,219)	(198,674)
Demobilization expenses	(8,705)	(14,569)	(21,905)	(39,092)	(8,534)	(14,790)	(28,599)	(46,683)
Expenses with investigations and class action (3)	(3,627)	(208,383)	(15,492)	(50,556)	(4,027)	(213,178)	(16,833)	(59,153)
Expected credit losses in other receivables	32	(3,153)	-	-	32	(3,125)	-	-
Other	2,341	31,501	(31,567)	(56,962)	(8,639)	7,767	(19,351)	(42,403)
	1,249	(82,861)	285,834	461,350	(13,193)	(113,193)	289,347	443,148

(1)	Includes recovery of taxes in the amount of R$295,593 for the nine-month period ended on September 30, 2020 and R$68,180 for the three-month period ended on September 30,2020, mainly referring to PIS and COFINS taxes on marketing, rebates and benefit expenses. For the three-month period ended on September 30, 2019, includes the effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation base of R$467,278 (R$1,163,405 for the nine-month period ended on September 30, 2019).
(2)	For the nine-month periods ended on September 30, 2019, includes the effects of the tax contingency on ICMS credit in the basic food basket products of R$358,935.
(3)	Includes provision for class action agreement (note 1.3) in the first quarter of 2020.

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	86

28.	FINANCIAL INCOME (EXPENSES), NET

		Parent company				Consolidated
			2020		2019		2020		2019
	Note	Jul - Sep	Jan - Sep	Jul - Sep (1)	Jan - Sep (1)	Jul - Sep	Jan - Sep	Jul - Sep (1)	Jan - Sep (1)
Financial income		59,604	232,713	612,077	1,152,627	72,702	267,413	634,073	1,194,802
Interest on cash and cash equivalents	4	27,069	80,916	32,297	91,989	34,938	85,967	38,218	107,669
Revenues from marketable securities	5	1,707	23,628	22,400	67,042	6,530	51,917	37,981	92,385
Fair value throught other comprehensive income		-	-	-	-	84	538	182	505
Fair value throught profit and loss		1,588	7,648	6,047	16,291	1,588	7,304	6,271	16,127
Amortized cost		119	15,980	16,353	50,751	4,858	44,075	31,528	75,753
Interest on recoverable taxes (2)	9	18,690	98,946	563,050	982,385	18,723	99,063	563,116	982,583
Interest on other assets		12,138	29,223	(5,670)	11,211	12,511	30,466	(5,242)	12,165
Financial expenses		(749,766)	(1,942,389)	(777,125)	(2,271,776)	(591,666)	(1,327,579)	(866,442)	(2,417,718)
Interest on loans and financing	15	(447,266)	(997,730)	(483,591)	(1,072,134)	(490,955)	(1,122,525)	(526,019)	(1,200,550)
Interest with related parties	30	(80,833)	(262,159)	(50,490)	(126,560)	-	-	-	-
Interest on contingencies (3)	21	(34,307)	(138,471)	(68,944)	(525,535)	(35,182)	(141,122)	(68,943)	(526,379)
Interest on leases	18	(46,628)	(141,889)	(44,398)	(135,228)	(50,829)	(154,692)	(48,351)	(148,058)
Interest on other liabilities		4,032	9,392	(7,247)	(33,563)	4,030	9,414	(7,351)	(12,335)
Written option - Business combination (4)		-	-	-	-	143,421	533,774	(80,253)	(100,220)
Adjustment to present value	6 e 16	(109,511)	(290,979)	(80,568)	(224,069)	(109,760)	(291,258)	(79,692)	(224,784)
Other		(35,253)	(120,553)	(41,887)	(154,687)	(52,391)	(161,170)	(55,833)	(205,392)
Monetary, exchange and derivative results, net		(544,720)	(5,396,236)	(931,048)	(1,006,398)	82,545	(173,025)	(24,320)	(101,360)
Exchange rate variation on monetary assets and liabilities		(605,899)	(6,725,955)	(993,747)	(923,057)	4,420	(1,529,314)	(43,283)	39,260
Derivative results		61,179	1,329,719	62,699	(83,341)	78,125	1,356,289	18,963	(140,620)

		(1,234,882)	(7,105,912)	(1,096,096)	(2,125,547)	(436,419)	(1,233,191)	(256,689)	(1,324,276)

(1)	The comparative period was restated for better disclosure of exchange variations effects and derivative results.
(2)	For the three-month period ended on September 30, 2019, includes the effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation base of R$515,216 (R$881,102 for the nine-month period ended on September 30, 2019).
(3)	For the nine-month periods ended on September 30, 2019, includes the effects of the tax contingency on ICMS credit in the basic food basket products of R$390,242.
(4)	Refers to the fair value remeasurement of the written option recorded from business combination (note 24.8). The deterioration of the results of the economic group of the referred subsidiary resulted in a reduction of the liability with the corresponding increase in financial results in the nine-month period ended on September 30, 2020.

29.	STATEMENT OF INCOME BY NATURE

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company				Consolidated
		2020		2019		2020		2019
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Costs of sales
Raw materials and supplies (1)	4,498,527	12,637,782	3,806,947	11,013,535	5,417,106	15,140,087	4,454,981	12,679,646
Salaries and employees benefits	1,041,424	2,955,676	931,189	2,690,968	1,060,402	3,007,577	944,832	2,730,250
Depreciation	424,617	1,259,721	412,332	1,245,554	466,876	1,379,928	443,076	1,336,559
Amortization	24,739	51,128	21,156	57,385	40,500	98,083	34,898	97,718
Others	632,010	1,728,805	539,769	1,623,621	613,249	1,793,580	486,106	1,608,260
	6,621,317	18,633,112	5,711,393	16,631,063	7,598,133	21,419,255	6,363,893	18,452,433

Sales expenses
Indirect and direct logistics expenses	525,863	1,588,941	470,344	1,338,022	619,365	1,827,774	534,130	1,536,511
Marketing	102,510	306,182	69,147	290,787	137,473	427,706	44,168	381,616
Salaries and employees benefits	276,608	793,694	302,379	810,981	363,920	1,035,654	367,492	999,442
Depreciation	37,073	105,694	27,880	77,741	49,703	160,816	48,122	137,917
Amortization	20,194	49,232	18,298	50,778	27,454	70,166	23,891	67,216
Others	97,474	306,327	100,044	307,719	168,554	489,576	142,492	429,665
	1,059,722	3,150,070	988,092	2,876,028	1,366,469	4,011,692	1,160,295	3,552,367

Administrative expenses
Salaries and employees benefits	54,782	145,502	45,059	130,341	91,931	247,770	72,304	215,186
Fees	12,387	41,600	10,115	24,330	12,387	41,600	10,115	24,330
Depreciation	8,547	23,030	4,208	12,906	13,917	35,544	6,157	18,462
Amortization	12,168	26,413	4,382	15,663	13,255	28,968	5,901	21,339
Others	62,916	124,145	31,321	89,278	85,858	196,491	47,252	139,798
	150,800	360,690	95,085	272,518	217,348	550,373	141,729	419,115
(1)	Includes abnormal losses in the production chain.

The Company incurred in expenses with internal research and development of new products of R$48,228 for the nine-month period ended on September 30, 2020 in the parent company and in the consolidated (R$47,786 in the parent company and in the consolidated in the same period of the previous year) and R$17,041 in the parent company and in the consolidated for the three-month period ended on September 30, 2020 (R$16,270 in the parent company and in the consolidated in the same period of the previous year).

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30.	RELATED PARTIES – PARENT COMPANY

In the normal course of business, rights and obligations arise between related parties, resulting from transactions of sale and purchase of products, as well as from financial operations.

The Company holds a Related Parties Transactions Policy, which was reviewed and approved by the Board of Directors and applies to all subsidiaries of the group.

The policy mentioned above provides the conditions that must be observed for the realization of a transaction between related parties, as well as establishes approval hierarchies according to the value and nature of the transactions involved. The policy also foresees situations of conflict of interests and how they must be conducted.

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30.1	Transactions and balances

The balances of the transactions with related parties registered in the statement of financial position of the Parent Company are as follows:

	Accounts receivable		Dividends and interest on the shareholders' equity receivable		Loans		Trade accounts payable		Other rights		Advances and other liabilities
	09.30.20	12.31.19	09.30.20	12.31.19	09.30.20	12.31.19	09.30.20	12.31.19	09.30.20	12.31.19	09.30.20		12.31.19
Al-Wafi Food Products Factory LLC	-	-	-	-	-	-	-	-	-	30	-		(927)
Banvit	-	-	-	-	-	-	-	-	337	1,094	-		-
BRF Energia S.A.	-	-	-	-	-	-	(12,050)	(6,376)	-	-	-		-
BRF Foods GmbH	830,261	833,062	-	-	-	-	-	-	143	1,296	(2,425)		(1,733)
BRF Foods LLC	-	-	-	-	-	-	-	-	522	466	(5)		(2)
BRF Global GmbH	4,639,420	3,843,949	-	-	-	-	-	-	-	-	(5,800,840)	(1)	(4,049,636)
BRF GmbH	-	-	-	-	-	-	-	-	997	1,520	(1,913,854)	(2)	(1,311,123)
BRF Pet S.A.	4,685	800	-	-	-	-	(37)	(16)	330	167	-		-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	-	339	234	-	-			-		-
Federal Foods Qatar	-	-	-	-	-	-	-	-	-	-	-		(141)
FFM Further	-	-	-	-	-	-	-	-	-	70	-		-
Highline International Ltd.	-	-	-	-	-	-	-	-	-	-	-		(7,351)
One Foods Holdings	-	-	-	-	-	-	-	-	-	5,662	-		-
Perdigão International Ltd.	-	-	-	-	-	-	-	-	-	-	(1,151,079)	(1)	(905,550)
PSA Laboratório Veterinário Ltda.	-	-	200	396	-	-	-	-	-	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	-	-	(2,683)		(11,159)
Sadia Chile S.A.	153,336	99,095	-	-	-	-	-	-	-	-	-		-
Sadia Uruguay S.A.	8,673	3,096	-	-	-	-	-	-	-	-	(38,356)		(36,598)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	22	22	-	-	-	-	-	-	-		-
Total	5,636,375	4,780,002	222	418	339	234	(12,087)	(6,392)	2,329	10,305	(8,909,242)		(6,324,220)

(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	Exercising its power as parent Company, BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

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	Revenue				Financial results, net				Purchases
		2020		2019		2020		2019		2020		2019
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Avex S.A.	-	-	-	1,439	-	-	-	-	-	-	-	-
BRF Energia S.A.	-	-	-	-	-	-	-	-	(55,791)	(187,251)	(53,748)	(170,939)
BRF Foods GmbH	45,742	139,104	39,641	158,138	-	-	-	-	-	-	-	-
BRF Global GmbH	2,721,865	8,029,171	2,495,891	7,099,674	(63,810)	(211,716)	(35,667)	(83,717)	-	-	-	-
BRF Pet S.A.	1,650	4,137	1,087	1,837	-	-	-	-	(4)	(62)	-	(26)
Campo Austral	-	-	-	1,448	-	-	-	-	-	-	-	-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	-	4	10	-	-	-	-	-	-
Perdigão International Ltd.	-	-	-	-	(16,498)	(48,377)	(13,288)	(38,608)	-	-	-	-
Sadia Alimentos S.A.	-	-	-	-	(44)	(405)	(249)	(980)	-	-	-	-
Sadia Chile S.A.	31,762	111,280	21,579	51,749	-	-	-	-	-	-	-	(46)
Sadia Uruguay S.A.	14,790	35,504	10,925	30,917	(485)	(1,671)	(1,286)	(3,255)	-	-	-	-
Total	2,815,809	8,319,196	2,569,123	7,345,202	(80,833)	(262,159)	(50,490)	(126,560)	(55,795)	(187,313)	(53,748)	(171,011)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy. As of September 30, 2020, the balance of these transactions was R$2,268,425 (R$1,808,320 as of December 31, 2019) with a weighted average rate of 4.43% p.a. (4.43% p.a. as of December 31, 2019).

30.2	Other Related Parties

The Company leased properties owned by BRF Previdência, for the nine-month period ended on September 30, 2020, the total amount paid as rent was R$14,646 (R$13,650 in the same period of the previous year) for the three-month ended on September 30, 2020, the total amount paid as rent was of R$4,882 (R$5,188 in the same period of the previous year).

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, the Company has an outstanding payable to this entity of R$1,509 on September 30, 2020 (R$3,053 as of December 31, 2019) included in Other Liabilities.

30.3	Granted guarantees

The Company recorded a liability in the amount of R$417 (R$844 as of December 31, 2019) related to the fair value of the guarantees offered to BNDES concerning a loan made by Instituto Sadia de Sustentabilidade.

The Company is the guarantor of loans related to a special program that aims the local development and were obtained by outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired through this program. The value of these guarantees on September 30, 2020 totaled R$4,440 (R$12,949 as of December 31, 2019).

30.4	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
		2020		2019
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Salary and profit sharing	14,064	49,669	16,741	39,463
Short term benefits (1)	680	2,291	56	187
Private pension	304	1,200	238	540
Post-employment benefits	-	-	78	125
Termination benefits	2,104	6,507	3,403	11,572
Share-based payment	5,561	13,955	4,205	8,188
	22,713	73,622	24,721	60,075
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$15,739 for the nine-month period ended on September 30, 2020 (R$26,731 in the same period of the previous year)

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and R$6,304 for the three-month period ended on September 30, 2020 (R$3,680 in the same period of the previous year).

31.	COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

Parent company		Consolidated
	09.30.20	09.30.20
Current	5,195,067	5,520,167
Non-current	1,647,815	1,750,266
October to december 2021	247,673	266,819
2022	339,239	388,039
2023	249,168	268,897
2024	235,490	242,878
2025 onwards	576,245	583,633
	6,842,882	7,270,433

32.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the nine-month period ended on September 30, 2020:

(i)	Capitalized loan interest: as referred in note 13.
(ii)	Addition of lease by right-of-use assets and respective lease liability: in the nine-month period ended on September 30, 2020, amounted to R$202,832 in the parent company and R$268,520 in the consolidated (R$2,194,447 in the parent company and R$2,422,759 in the consolidated in the same period of the previous year) and in the three-month period ended on September 30, 2020, amounted to R$31,163 in the parent company and R$40,920 in the consolidated (R$21,796 in the parent company and R$22,260 in the consolidated in the same period of the previous year).

33.	EVENTS AFTER THE REPORTING DATE
33.1	Additional issuance of Senior Unsecured Notes

On October 26, 2020 BRF S.A. made an additional offer of senior notes in the aggregate amount equivalent to R$1,689,840 (USD300,000), at 98.242% of the principal amount, under the same indenture described in note 15.3, with due date on September 21, 2050, and interest rate of 5.750% per year which is payable semi-annually. The Company incurred in issuance expenses related to commissions and other costs, which, together with the issuance discount, will be recognized on the statement of income over the term of the notes according to the effective interest rate method.

The Company will use the proceeds for general corporate purposes, which may include the payment of the other outstanding loans.

33.2	Revolving credit facility

On October 28, 2020 the Company retained an additional revolving credit facility before Banco do Brasil, up to the limit of R$1,500,000, for the next three years. The referred credit facility can be withdrawn totally or partially, at the Company’s will, whenever necessary.

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33.3	Prepayment of credit facilities

On October 29, 2020 the Company prepaid, with its own resources, loan agreements with financial institutions in Brazil, which would mature between March 2021 and March 2022, in the amount of R$1,970,437.

A part of these loans was designated as cash flow hedge object, for which the instruments are interest rate swap derivatives (note 24.4.1). The amount registered in the hedge accounting reserves, in other comprehensive income, will be immediately reclassified to the statement of income at the settlement of the object.

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34.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The interim financial information was approved and the issuance authorized by the Board of Directors on November 9, 2020.

BOARD OF DIRECTORS

Chairman (Independent)	Pedro Pullen Parente
Vice-Chairman (Independent)	Augusto Marques da Cruz Filho
Independent Member	Dan Ioschpe
Independent Member	Flavia Buarque de Almeida
Independent Member	Flavia Maria Bittencourt
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	José Luiz Osório de Almeida Filho
Independent Member	Luiz Fernando Furlan
Independent Member	Marcelo Feriozzi Bacci
Independent Member	Roberto Rodrigues

FISCAL COUNCIL

Chairman	Attílio Guaspari
Member	Maria Paula Soares Aranha
Member	André Vicentini

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator (Independent)	Augusto Marques da Cruz Filho
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	Marcelo Feriozzi Bacci
External Member	Valmir Pedro Rossi
External Member	Jerônimo Antunes

BOARD OF EXECUTIVE OFFICERS (1)

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Vice-President of Finance and Investor Relations	Carlos Alberto Bezerra de Moura
Vice-President of Operations and Procurement Officer	Vinícius Guimarães Barbosa
Vice-President of Commercial Brazil Market	Sidney Rogério Manzaro
Vice-President of Human Resources and Shared Services	Alessandro Rosa Bonorino
Vice-President of Quality and Sustainability	Neil Hamilton dos Guimarães Peixoto Jr.
Vice-President of Sales & Operations Planning and Supply Chain	Leonardo Campo Dallorto

(1) On October 9, 2020, Mr. Rubens Fernandes Pereira resigned as Vice-President of Strategy, Managing and Innovation. Temporarily, the organizational structures within the scope of Strategy, Managing and Innovation will be distributed to the other members of the Executive Committee of the Company.

Marcos Roberto Badollato	Joloir Nieblas Cavichini
Accounting Director	Accountant – CRC 1SP257406/O-5

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COMENTARY ABOUT THE COMPANY PROJECTIONS BEHAVIOUR

In the twelve-month period ended December 31, 2019, Company's net leverage, as measured by the Net Debt / Adjusted EBITDA ratio, reached 2.50x.

The projections initially disclosed on June 29, 2018 for the fiscal year ending December 31, 2019 were replaced on February 7, 2019, on June 3, 2019, on August 9, 2019 and finally on November 8, 2019. Following the completion of the Monetization Plan, the Company revised the net leverage guidance indicator to approximately 2.75X at the end of 2019 and maintained its guidance of approximately 2.65x for 2020. On March 3, 2020 the Company revised the net leverage guidance to a range between 2.35 - 2.75x for the year 2020.

BREAKDOWN OF THE CAPITAL BY OWNER (NOT REVIEWED)

The shareholding position of the shareholders holders of more than 5% of the voting stock, management, members of the Board of Directors is presented below:

	09.30.20		12.31.19
Shareholders	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobras de Seguridade Social - Petros (1)	92,716,266	11.41	92,716,266	11.41
Caixa de Previd. dos Func. do Banco do Brasil (1)	75,048,452	9.24	76,974,752	9.47
Kapitalo Investimentos Ltda.	40,760,522	5.02	-	-
Management
Board of Directors	6,857,067	0.84	6,474,420	0.80
Executives	619,724	0.08	236,338	0.03
Treasury shares	4,766,084	0.59	713,446	0.09
Other	591,705,131	72.82	635,358,024	78.20
	812,473,246	100.00	812,473,246	100.00

(1)	The pension funds are controlled by employees that participate in the respective companies.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

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INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (“Company”) contained in the Quarterly Information Form - ITR for the quarter ended September 30, 2020, which comprises the statement of financial position as of September 30, 2020 and the respective statements of income (loss) and comprehensive income (loss) for the three and nine-month period then ended and changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company's management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Demonstração Intermediária and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with standards issued by the Comissão de Valores Mobiliários - CVM, applicable to the preparation of Quarterly Information Form - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information Form referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by IASB, applicable to the preparation of Quarterly Information Form - ITR, and presented in accordance with the standards issued by the Comissão de Valores Mobiliários - CVM.

Emphasis of matter

We draw attention to explanatory note 1.2 to the individual and consolidated interim financial information, which describe the investigations involving the Company, as well as their current and potential developments. In the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our conclusion is unmodified in respect of this matter.

Other matters

Statements of Value Added

The individual and consolidated interim financial information, related to statements of value added for the nine-month period ended September 30, 2020, prepared under the responsibility of the Company's management, presented as supplementary information for the purposes of IAS 34, were submitted to the review procedures followed together with the review of the Quarterly Information Form - ITR of the Company. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 – Demonstração do Valor Adicionado (Statement of Value Added). Based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 9, 2020

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

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OPINION OF THE AUDIT AND INTEGRITY COMMITTEE

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, reviewed:

(i)	the interim financial information (parent company and consolidated) for the nine-month period ended on September 30, 2020;
(ii)	the Management Report; and
(iii)	the review report issued without modification by KPMG Auditores Independentes.

Based on the documents reviewed and on the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued an opinion for the approval of the interim financial information for the nine-month period ended on September 30,2020.

São Paulo, November 9, 2020.

Augusto Marques da Cruz Filho

Coordinator (Independent)

Ivandré Motiel da Silva

Non-Independent member

Marcelo Feriozzi Bacci

Independent member

Jerônimo Antunes

External member

Valmir Pedro Rossi

External member

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STATEMENT OF EXECUTIVE BOARD ON THE INTERIM FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF S.A., states:

(i)	reviewed, discussed and agreed with the Company's interim financial information for the nine-month period ended on September 30, 2020, and
(ii)	reviewed, discussed and agreed with conclusions expressed in the review report issued by KPMG Auditores Independentes for the Company's interim financial information for the nine-month period ended on September 30, 2020.

São Paulo, November 9, 2020.

Lorival Nogueira Luz Júnior

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Vice President of Finance and Investor Relations

Vinícius Guimarães Barbosa

Vice-President of Operations and Procurement Officer

Sidney Rogério Manzaro

Vice-President of Commercial Brazil Market

Alessandro Rosa Bonorino

Vice-President of Human Resources and Shared Services

Neil Hamilton dos Guimarães Peixoto Jr.

Vice-President of Quality and Sustainability

Leonardo Campo Dallorto

Vice-President of Sales & Operations Planning and Supply Chain

BRF S.A. | INTERIM FINANCIAL INFORMATION - September 30, 2020	97